UNIVERSAL



UNIVERSAL HEALTH SERVICES, INC.




Wellington Regional Medical Center


SPRING VALLEY HOSPITAL


EDINBURG
U
H
S





ON THE COVER: Hospitals from left to right. Top: Wellington Regional Medical Center, West Palm Beach, Florida. Middle: Rendering of Seton Healthcare Network's proposed new hospital, Williamson County, Texas; Spring Valley Hospital Medical Center, Las Vegas, Nevada. Bottom: Edinburg Children's Hospital in Edinburg, Texas

Universal Health Services, Inc. is one of the largest and most respected hospital management companies in the nation. We have focused our efforts on managing acute care hospitals, behavioral health hospitals, and ambulatory surgery and radiation oncology centers.

We believe hospitals will remain the focal point of the healthcare delivery system. We have built our success by remaining committed to a program of ration growth around our core businesses and seeking opportunities complementary to them. The future of our industry remains bright for those whose focus is providing quality healthcare on a cost-effective basis.

Index

Financial Highlights

Year ended December 31	2006	2005	Percentage Change	2004
Net revenues	$ 4,191,300,000	$ 3,935,480,000	7%	$ 3,637,490,000
Net Income	$ 259,458,000	$ 240,845,000	8%	$ 169,492,000
Earnings per share (diluted)	$ 4.56	$ 4.00	14%	$ 2.75
Patient days	2,950,681*	2,585,196	14%	2,385,034
Admissions	357,919*	357,205	—	346,398
Average number of licensed beds	12,224	10,403	18%	9,870

* Excludes patient days and admissions related to our four acute care facilities located in Louisiana that were severely damaged and closed during the third quarter of 2005 as a result of Hurricane Katrina. Includes patient days and admissions related to our behavioral health care facilities acquired during 2006 and 2005.


Net Revenues
(in millions)
$4,400
$3,850
$3,300
$2,500
$2,200
$1,650
$1,100
$550
$0
02
03
04
05
06
Earnings Per Share
(diluted)
$4.80
$4.20
$3.60
$3.00
$2.40
$1.80
$1.20
$.60
$0
02
03
04
05
06
Patient Days
(in thousands)
3,000
2,625
2,250
1,875
1,500
1,125
750
375
$0
02
03
04
05
06

Letter To Shareholders

In a challenging health care environment Universal Health Services performed well this past year. We achieved record revenues of $4.2 billion, a 7% increase over the prior year. Our 2006 adjusted income from continuing operations (primarily adjusted for Hurricane Katrina related issues) increased to $157.5 million, or $2.80 per diluted share, representing a 9% increase over the $2.56 per diluted share earned during 2005. Our financial performance during the past year exceeded both internal and external expectations, an enviable accomplishment during a year in which most of our competitors reported disappointing results. One competitor in the proprietary industry is no longer public and another announced a major write off and recapitalization.

Our behavioral health facilities, once again, performed very well during the year and continue to operate at extremely impressive occupancy and profitability levels. In an effort to satisfy the growing demand for the high quality services that we provide, we continue to add inpatient capacity at many of our existing facilities. Construction on the Hartgrove Hospital replacement facility is nearly complete and the opening is scheduled to occur during the second quarter of this year. In addition, we continue to actively explore potential acquisitions in search of high quality facilities to add to our portfolio.

Our acute care facilities in Las Vegas had a solid year. We look forward to the opening of our fifth hospital in the market, Centennial Hills Hospital Medical Center in Las Vegas, a 170-bed facility which is currently under construction and scheduled to open during the fourth quarter of 2007. We also have a new, 171-bed acute care facility under construction in Palmdale, California, which is scheduled to be completed during the fourth quarter of 2008. In January of this year, we purchased the Texoma Healthcare System located in Denison, Texas, which includes a 234-bed acute care hospital, a 60-bed behavioral health hospital and a 21-bed rehabilitation hospital.

Successful New Hospital Development Program

Throughout its 28-year history the company has engineered a highly successful new hospital and replacement program. In recent years, UHS has built Spring Valley Hospital, Lakewood Ranch Medical Center, Edinburg Children's Hospital and Fort Duncan Regional Medical Center in the acute area, and Hartgrove Hospital, Lakeside Behavioral Health System and South Texas Behavioral Health Center in the Behavioral Health Care Division, all of which are among the most successful facilities in our network.

In 2002, UHS replaced the aged George Washington University Hospital with a new 371-bed state-of-the-art tertiary facility that is now one of the best equipped and most respected in the nation.

We look forward to the success of the new projects now under construction and expansion which will shortly be placed in operation.

Quality

Quality care is basic to the mission of UHS. Our treatment philosophy is to develop an integrated team approach that standardizes care, reducing variations to improve outcomes and patient safety.

Notable in this journey to excellence: We are proud that Wellington Regional Medical Center was selected as a Top 100 Hospital in the entire nation for the fourth consecutive year. And Gallup will continue to conduct surveys of our patients, physicians and employees to enable us to gauge how our services are perceived, to help enable UHS to maintain its high standard.

A Strong Capital Position

UHS has built and maintains a strong financial base. UHS is the only investment grade-rated publicly traded hospital company by Standard and Poor, Fitch and Moody's, all the major rating agencies. This enables the company to easily access the public capital markets. In addition, the company is supported by a very strong bank group which includes nine of the country's twenty largest banks as well as strong regional banking institutions.

During 2006 we issued $250 million of 10-year senior notes and amended our Revolving Credit facility to increase the size from $500 to $650 million, improve pricing and extend the maturity date to June, 2011. We also redeemed our 5 percent convertible debentures due 2020. Approximately 10 percent of the debentures were redeemed at the equivalent share price of $48.50 and 90 percent of the holders exercised their option to convert their debentures into shares of our Class B common stock. During 2006 we repurchased a total of 6.5 million shares of our Class B common stock.

Our solid capital position also enables UHS to provide our services to those in the community who are either indigent or cannot afford insurance coverage. We are hopeful that the U.S. Congress and state legislatures will address this problem, about which much has been written, in the very near future.

A Positive Outlook

We at UHS are privileged to work in an industry that involves helping people live better lives. We spend our days working in conjunction with professionals who are among the very finest in the healthcare field. Together we continue to produce superior outcomes for our patients and their families.

We are excited by the new hospitals added to our network and the completion of major projects to our existing facilities.

We look forward to their contribution to the company and we in turn bring our expertise and resources to new communities that are seeking advanced medical care.

Of course, the greatest advantage we all have is to live in a nation that gives us the freedom to pursue our professions and our individual personal goals. We are grateful to our military for their service and sacrifice. They provide us the safety under which these pursuits are possible. At last count, 19 UHS facilities have personnel serving abroad.

To show our gratitude and support, the company has a number of programs specifically directed to those who have been deployed and their families. For example, the "Hero Miles" program provides free air transportation from donated frequent flier miles. We urge you to lend your support as well.

And, a sincere thank you to all who are a part of our success: our employees, physicians, nurses, vendors and shareholders.



"I am wearing an American Flag lapel pin, and urge you to do the same, in solidarity with our troops in Afghanistan and Iraq."

Alan B. Miller
Chairman of the Board
President and Chief Executive Officer

Centennial Hills Hospital, Las Vegas, Nevada. Below: Construction photo with completion date of November 2007

UHS Acute Care Division: Investing In Growth

UHS acute care hospitals are known as leaders in their respective communities, providing superior healthcare services, valuable health education programs, tax revenues to local and state governments and thousands of jobs. In addition, UHS hospitals benefit from strong management at the local and corporate levels, and from our ability to make ongoing investments in facilities, technology, and people.



In 2006, our Acute Care Division continued to thrive and grow, thanks to the hard work and dedication of our outstanding employees nationwide. Hospital admissions for 2006 totaled 246,429, a two percent increase over 2005. ER visits to UHS acute care hospitals totaled 728,489, an increase over the previous year.

Leading Las Vegas

During all four quarters of 2006, UHS was the leading acute care provider to the Las Vegas area.

The anchor of the UHS Acute Care Division is our large and growing network of hospitals in greater Las Vegas, which continues to rank as America's fastest-growing major city.

UHS prospers in Las Vegas, thanks to continued admissions growth throughout our network of four major acute care hospitals, as well as smaller facilities offering specialized services in surgery, cancer therapy and adolescent behavioral care.

In 2007 our leadership position will become even stronger with the opening of Centennial Hills Hospital, a 170-bed acute care hospital in northwest Las Vegas.



New Acquisitions and Expansions: Investing In Our Future

Las Vegas was far from the only growth story for the Acute Care Division in 2006. UHS has acquired the Texoma Healthcare System in Denison, Texas, 70 miles north of Dallas. Texoma's facilities, located in Texas and Oklahoma, include a 234-bed acute care hospital, a 60-bed behavioral health hospital, a 21-bed freestanding rehabilitation hospital, and TexomaCare, a 34-physician group practice.

Texoma Medical Center, an award-winning provider of healthcare services to the North Texas/Southern Oklahoma region, selected UHS from among eight companies who submitted proposals, believing that UHS was high quality, a perfect strategic fit for their hospital system.

UHS is committed to bringing our expertise and full resources to each new acquisition. Within the next three years, UHS plans to build a 220-bed replacement hospital for Texoma to better serve the needs of this rapidly growing community.

Other areas of growth for UHS in 2006 included:

Replacement hospital: Fort Duncan Regional Medical Center in Eagle Pass, Texas, opened its new 104-private bed replacement facility in March, 2006. Built on 52 acres, the 200,000-square-foot facility is the single largest private investment ever made in Eagle Pass, creating jobs and stimulating economic development in the area. Fort Duncan is the only acute care hospital in approximately a 50-mile radius.

New children's hospital: The South Texas Health System opened Edinburg Children's Hospital, in Edinburg, Texas, a four-story, 120-bed facility with a 14-bed ER, two surgical suites, a cardiac cath lab, five operating unit suites and two radiology and fluoroscopy rooms. The new hospital enables families to get quality medical care without traveling to Corpus Christi.

The new 120-bed state-of-the-art Edinburg Children's Hospital in Edinburg, Texas


SOUTH ENTRANCE

UHS acquired Texoma Healthcare System in Denison, Texas, which includes a 234-bed acute care hospital.

Replacement hospital: Work is underway on the new Palmdale Regional Medical Center, scheduled for completion in 2008. The new 239-bed facility with all private rooms will provide comprehensive acute care services, including leading-edge cardiac care, a 64-bed intensive care unit and the largest emergency room in the Antelope Valley. The new hospital will specialize in OB/GYN and pediatric services. Palmdale Regional will significantly reduce the need for residents to travel outside the Antelope Valley for quality hospital care.

New patient tower: Manatee Memorial Hospital in Bradenton, Florida, is constructing a new 122-bed, four-story patient tower with all-private rooms. The patient tower will begin accepting patients in May, 2007. A new parking garage will also open at that time.

Medical/surgical expansion: Inland Valley Medical Center in Wildomar, California, is approaching completion on its new 44-bed medical/surgical expansion, to open in June, 2007.

ER expansion: Rancho Springs Medical Center in Murrieta, California, is expanding its Emergency Department, increasing capacity threefold, to 27 bays.

New cardiac cath lab: Doctors Hospital of Laredo, in Laredo, Texas, opened a new state-of-the-art cardiac catheterization lab.

For the fourth consecutive year, Wellington Regional Medical Center in West Palm Beach, Florida, was named one of the nation's 100 Top Hospitals® by Solucient, a nationally respected source for evaluating healthcare performance.

Mid-January 2006 saw the opening of Wellington Regional's 5-1/2 –story parking garage. A new Medical Arts Pavilion has opened, and the Regional Cancer Center is undergoing expansion that will double its size. Also under expansion is Wellington's emergency department, which will add 12 patient rooms, bringing the total to 37, and an enlarged lobby. Expansions to the radiology department will include a new MRI and additional ultrasound rooms.

New Technologies

UHS acute care hospitals enjoy a reputation for providing high-quality healthcare services at a reasonable cost. One key to this reputation is our company's long tradition of investing in advanced medical technologies.

For example, at The George Washington University Hospital in Washington, D.C., doctors and patients now benefit from the state-of-the-art da Vinci® Surgical System. This remarkable robotic tool simplifies many minimally



invasive surgical procedures, and expands the list of procedures that are now possible with laparoscopic instruments.

UHS also uses technology to enhance communication within its hospitals. For instance, we recently introduced a new system that alerts operating room personnel to the equipment and supply preferences of each attending surgeon. This system helps reduce waste while improving physician satisfaction, and is currently being rolled out nationwide.

Hospital Pharmacy Services Brought In-House

On the cost side of our value equation, UHS continually looks for opportunities to control expenses. In 2006 we brought our nationwide pharmacy services operations in-house, ending a longstanding relationship with a third-party vendor. This change will give UHS greater control over its critical pharmacy practices, and will result in long-term cost savings.

Growth in Outpatient Surgical Centers

The UHS Ambulatory Services Division operates outpatient surgical centers in select communities, meeting the growing demand for same-day medical procedures.

Throughout 2006, the division continued to develop new centers in markets with existing UHS hospitals, welcoming the Cornerstone Regional Hospital in Edinburg, Texas, and Palms Wellington Surgical Center in West Palm Beach, Florida. Both centers have performed well and are expected to lead to improved results for the division. In addition, the Ambulatory Services Division began developing new centers in Temecula, California, and Las Vegas, Nevada.

Service Excellence Sets UHS Apart

Service Excellence has been an integral part of UHS for over a decade. The company-wide initiative is designed to help all UHS employees focus on providing world-class service to all of our customer groups: patients, physicians, purchasers and investors. This vital part of our culture continues to be based on our corporate mission, vision and principles.

The Service Excellence standards are the focus of the entire UHS enterprise — Corporate, Acute Care, Behavioral Health and Ambulatory Services. In addition to providing timely, professional, effective and efficient service, the Service Excellence Standards have created a professional environment within the company in which we provide services from a team-centered approach, communicate effectively, project a positive attitude and make excellence a goal in everything we do.

A vibrant part of our corporate culture, Service Excellence sets UHS apart.

UHS Development Company, Inc.

In 2006, UHS Development Company, Inc. (formerly UHS Building Solutions) refined its mission. Under the direction of UHS senior managers, the new company will focus on further developing the Acute Care Division of UHS, identifying and developing new business lines, and providing design and construction services to outside, not-for-profit hospital systems. UHS Development Company is currently building a 149-bed hospital in Williamson County, Texas, for the Seton Healthcare Network.



The proposed 149-bed hospital for Seton Healthcare Network by UHS Development Company.

The new state-of-the-art Hartgrove Hospital located in Chicago, Illinois



UHS Behavioral Health Care Division: The Behavioral Hospitals of Choice

In communities around the country, UHS behavioral facilities are known for quality care and positive patient outcomes. As a result, they are the facilities of choice for thousands of patients – and for the professionals who refer them for mental health care.

Overall, our Behavioral Health Division operated at 83% occupancy in 2006 – an extraordinary accomplishment in an ever-challenging industry. In fact, some UHS behavioral facilities found it necessary to refer patients to other hospitals within our nationwide network.

To meet this increasing demand, UHS continued to invest in its existing facilities, with more than two dozen expansion projects underway in 2006. In addition, UHS leveraged its strong capital position to acquire new facilities that met our criteria for quality programs and operational excellence. And, we continued to introduce valuable new programs at behavioral hospitals and treatment centers around the country.

UHS Behavioral Health facilities are committed to providing the behavioral health needs of the communities we serve. There are no two UHS facilities that are exactly the same. Programs, services and continuums of care at every location are developed based on the needs of each individual community.

Investing in New Facilities

In 2006, UHS launched a $110 million program that added more than 1,200 new beds at our behavioral health facilities nationwide. Among the expansion programs initiated or completed over the past year were:

Pennsylvania: UHS has a large network of behavioral services throughout the State of Pennsylvania. These services include acute behavioral, residential and chemical dependency treatment. In Philadelphia, The Horsham Clinic, Fairmount Behavioral Health System, and KeyStone Center have a long history of service to children, adolescents and adults. Clarion Psychiatric Hospital and The Meadows Psychiatric Center are located in western and central Pennsylvania. They also serve adolescents, adults and older adults. Completing this continuum of care is Roxbury Treatment Center, located in Shippensburg, providing chemical dependency and substance abuse treatment for adults and adolescents. In order to assist with the growing demand for acute care psychiatric services and co-occurring disorders, Roxbury expanded services with the addition of 26 acute care psychiatric beds serving a multi-county region. Roxbury enjoys a long history of providing exceptional services to patients and their families.


ROXBURY

Above: The South Texas Behavioral Health Center in McAllen, Texas. Below: Roxbury Treatment Center, Shippensburg, Pennsylvania

South Texas: UHS completed a 134-bed replacement facility for The South Texas Behavioral Health Center in McAllen, Texas. The new center is twice as large as the previous facility, and serves as the Rio Grande Valley's only private inpatient behavioral health facility for children, adolescents, adults, and senior adults. The larger facility has also allowed the center to introduce new treatment services for more severe mental and behavioral health problems.

Patients and their families who were previously forced to seek treatment and resources hundreds of miles away are now able to receive high quality services at a state-of-the-art facility in the Rio Grande Valley.

Alaska: Since the acquisition by UHS in 2003, North Star Behavioral Health System has worked cooperatively with the State of Alaska to create high quality programs and services for children and adolescents that were desperately needed but not provided within the state. Hundreds of children were routinely sent out of state.

Through a collaborative effort between North Star Behavioral Health, the State of Alaska, the Department of Health and Social Services, the State Division of Behavioral Health and a host of other community agencies, the "Bringing the Kids Home Initiative" has become a reality. North Star worked with the state to provide a much needed continuum of care including a full spectrum of outpatient services, 74 acute care psychiatric beds for children and adolescents, and a total of 123 residential treatment beds in three separate locations.

The provision of this "continuum of care" by North Star in cooperation with the State has and will continue to allow the residents of Alaska to access high quality behavioral healthcare at home.

Illinois: Hartgrove Hospital, located in Chicago, Illinois, has been providing acute behavioral healthcare and a variety of outpatient services to children, adolescents and adults for over 45 years. With the continuing commitment to the City of Chicago and the communities we serve, UHS and Hartgrove are currently constructing a 136-bed state-of-the-art replacement facility, with expansion capacity to add 16 additional beds. The facility is expected to open in the spring of 2007.

Hartgrove has remained committed to successfully treating some of the most difficult inner-city patient populations of

Chicago. With the replacement facility, Hartgrove will be able to provide their patients with cutting-edge psychiatric services. The new hospital also allows Hartgrove to expand its specialty services, offered exclusively by Hartgrove for residents in the State of Illinois.

North Carolina: Located in Winston-Salem, North Carolina, Old Vineyard Youth Services has been providing highly specialized residential treatment programs for adolescents since 2001. In response to the increasing demand for acute behavioral services, Old Vineyard has added a 10-bed female adolescent residential unit and a 30-bed inpatient acute psychiatric program for children and adolescents.

In an effort to meet the continuing needs of the State of North Carolina and referral sources, Old Vineyard is planning on further expansion to include a 20-bed adult inpatient psychiatric program in 2007. With the addition of services, Old Vineyard will offer a full continuum of behavioral health services for children, adolescents and adults in the Winston-Salem area of North Carolina.

Oklahoma: Cedar Ridge Residential Treatment Center, located in Oklahoma City, has recently opened 56 residential beds. In cooperation with the State of Oklahoma and the Health Care Authority, Cedar Ridge has developed a neurobehavioral treatment program for children and adolescents. As market demand for high quality behavioral health services continues, the facility will open an additional 23 residential beds in 2007.

On the Cedar Ridge campus, we also opened a 36-bed acute care psychiatric hospital that will help fill a need within the State of Oklahoma for acute care services.

Tennessee: Located in Nashville, Tennessee, Hermitage Hall provides highly specialized psychiatric residential treatment services. In order to meet the demand of the State of Tennessee and surrounding region, Hermitage Hall has expanded services through the addition of 14 beds.

As a result of Hermitage Hall's reputation as a premier provider of care in residential treatment, the facility receives referrals from both public and private agencies across the country.

Virginia: Acquired in 2005, Keystone Newport News, a residential treatment facility serving troubled youth, has been at or close to capacity. In collaboration with the State of Virginia, local counties and multiple social service organizations in the region, Keystone Newport News has added 48 new beds.



In Denver, Colorado, UHS welcomes Highlands Behavioral Health to its Behavioral Healthcare Network of facilities. The center will provide comprehensive inpatient and outpatient psychiatric services to adults and adolescents.


NorthStar
RESIDENTIAL TREATMENT CENTER



North Star Behavioral Health System has worked cooperatively with the State of Alaska to create high quality programs and services for children and adolescents

New Acquisitions

The UHS Behavioral Health Division has a long history of making strategic acquisitions that produce positive results for patients, staff members, and our overall network.

Once acquired, new members of the UHS family enjoy a high degree of local control – with important financial and operational support from the corporate level.

In Springville, Utah, UHS purchased the 128-bed Academy at Canyon Creek, which offers an innovative approach to learning and treatment for youth and families dealing with a variety of behavioral problems. The Academy compliments UHS' existing facility in Utah, Provo Canyon School. Both facilities are nationally recognized and serve children and adolescents throughout the United States.

In Orlando, Florida, we purchased a 130-bed facility, Central Florida Behavioral Hospital. Renovations are underway for an anticipated opening in 2007. Upon completion, the facility will provide a full continuum of acute care services and 40 residential treatment beds serving both children and adolescents. The new facility will complement existing services offered at La Amistad Behavioral Health's two campuses.

In Denver, Colorado, we also welcomed Highlands Behavioral Health System to our behavioral healthcare network of facilities. UHS purchased and renovated an 86-bed freestanding facility. The Highlands Behavioral Health System will provide comprehensive inpatient and outpatient psychiatric care for both adults and adolescents. Centrally located near downtown Denver, the facility is easily accessible to patients and families throughout the Front Range Region and will provide a much-needed array of services to the Denver community and healthcare professionals.

Cedar Ridge Residential Center, Oklahoma City, Oklahoma



New Services

UHS behavioral health facilities continually strive to identify the unique needs of residents in their communities – and to develop new programs and services that address those needs.

For example, many UHS hospitals have added geriatric behavioral services that meet the special requirements of older Americans. One of these is our Spring Mountain Treatment Center in Las Vegas, Nevada. Recognizing a need in the community, UHS opened Spring Mountain Sahara, a specialized treatment center for older adults and geriatrics.

Honors and Recognition

UHS facilities are frequently recognized by community and industry associations for their excellence in behavioral healthcare services.

One example is the Carolina Center for Behavioral Health, which received the 2005 Torch Award from the Better Business Bureau® of Upstate South Carolina. The award honored the center's history of demonstrating high ethical standards of behavior toward customers, vendors, and employees.

Two Rivers Psychiatric Hospital in Kansas City, Missouri is known for its excellence in comprehensive behavioral healthcare. Two Rivers was featured in the US News and World Reports' "Best Hospitals" issue as being a "leading healthcare provider."

Two Rivers is an integral part of the Regional Behavioral Health Community providing diagnostic and therapeutic expertise on behavioral disorders affecting persons of all ages. They also provide specialized services for neuropsychiatry and trauma.

The Center for Change (CFC) in Orem, Utah, provides specialized treatment of eating disorders for adult and adolescent females. Acquired by UHS in 2005, the key founding staff of CFC have remained at the center to continue the extraordinary service they have provided over the past 10 years.

CFC works with behavioral healthcare providers and professionals across the United States and Canada. CFC is one of the premiere facilities of its kind for the treatment of eating disorders. They also operate a school and they are a member of the Northwest Association of Accredited Schools (NAAS).

And in a very visible example of national recognition, staff members from CFC recently appeared on the popular "Dr. Phil" TV show, where they discussed treatments for women with eating disorders.

UNIVERSAL HEALTH SERVICES, INC. FACILITIES MAP


Alaska
Puerto Rico
ACUTE CARE HOSPITALS
BEHAVIORAL HEALTH FACILITIES
AMBULATORY SURGERY
RADIATION ONCOLOGY

For a full State by State list of the Universal Health Services, Inc. facilities, please visit us at our Web site **www.uhsinc.com**


SEC MAIL PROCESSING
RECEIVED
APR 23 2007
WASH, D.C. 185 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission File No. 1-10765

UNIVERSAL HEALTH SERVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**23-2077891**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

UNIVERSAL CORPORATE CENTER **367 South Gulph Road** **P.O. Box 61558** **King of Prussia, Pennsylvania** (Address of principal executive offices)	**19406-0958** (Zip Code)

Registrant's telephone number, including area code: (610) 768-3300

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Class B Common Stock, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
Class D Common Stock, $.01 par value
(Title of each Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ **No** ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

Yes ☐ **No** ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ **No** ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 or The Exchange Act (check one):

Large accelerated filer ☒ **Accelerated filer** ☐ **Non-accelerated filer** ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ **No** ☒

The aggregate market value of voting stock held by non-affiliates at June 30, 2006 was $2.7 billion. (For the purpose of this calculation, it was assumed that Class A, Class C, and Class D Common Stock, which are not traded but are convertible share-for-share into Class B Common Stock, have the same market value as Class B Common Stock.)

The number of shares of the registrant's Class A Common Stock, $.01 par value, Class B Common Stock, $.01 par value, Class C Common Stock, $.01 par value, and Class D Common Stock, $.01 par value, outstanding as of January 31, 2007, were 3,328,404, 50,188,059, 335,800 and 24,921, respectively.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's definitive proxy statement for our 2007 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2006 (incorporated by reference under Part III).

UNIVERSAL HEALTH SERVICES, INC.
2006 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

This Annual Report on Form 10-K is for the year ended December 31, 2006. This Annual Report modifies and supersedes documents filed prior to this Annual Report. Information that we file with the SEC in the future will automatically update and supersede information contained in this Annual Report. In this Annual Report, "we," "us," "our" and the "Company" refer to Universal Health Services, Inc. and its subsidiaries.

PART I

ITEM 1. *Business*

Our principal business is owning and operating, through our subsidiaries, acute care hospitals, behavioral health centers, surgical hospitals, ambulatory surgery centers and radiation oncology centers. As of February 28, 2007, we owned and/or operated or had under construction, 31 acute care hospitals (including 2 new facilities currently being constructed and 4 closed facilities located in Louisiana, as discussed below) and 110 behavioral health centers located in 32 states, Washington, DC and Puerto Rico. Since the third quarter of 2005, four of our acute care facilities in Louisiana were severely damaged and remain closed and non-operational as a result of Hurricane Katrina. As part of our ambulatory treatment centers division, we manage and/or own outright or in partnerships with physicians, 12 surgical hospitals and surgery and radiation oncology centers located in 6 states and Puerto Rico.

Net revenues from our acute care hospitals, surgical hospitals, surgery centers and radiation oncology centers accounted for 75%, 79% and 81% of our consolidated net revenues in 2006, 2005 and 2004, respectively. Net revenues from our behavioral health care facilities accounted for 25%, 21% and 19% of consolidated net revenues in 2006, 2005 and 2004, respectively.

We are a Delaware corporation that was organized in 1979. Our principal executive offices are located at Universal Corporate Center, 367 South Gulph Road, P.O. Box 61558, King of Prussia, PA 19406. Our telephone number is (610) 768-3300.

Available Information

Our website is located at http://www.uhsinc.com. Copies of our annual, quarterly and current reports that we file with the SEC, and any amendments to those reports, are available free of charge on our website. The information posted on our website is not incorporated into this Annual Report. Our Board of Directors' committee charters (Audit Committee, Compensation Committee and Nominating & Governance Committee), Code of Business Conduct and Corporate Standards applicable to all employees, Code of Ethics for Senior Financial Officers and Corporate Governance Guidelines are available free of charge on our website. Copies of such reports and charters are available in print to any stockholder who makes a request. Such requests should be made to our Secretary at our King of Prussia, PA corporate headquarters. We intend to satisfy the disclosure requirement under Item 10 of Form 8-K relating to amendments to or waivers of any provision of our Code of Ethics for Senior Financial Officers by promptly posting this information on our website.

In accordance with Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, we submitted our CEO's certification to the New York Stock Exchange in 2006. Additionally, contained in Exhibits 31.1 and 31.2 of this Annual Report on Form 10-K, are our CEO's and CFO's certifications regarding the quality of our public disclosures under Section 302 of the Sarbanes-Oxley Act of 2002.

Our Mission

Our mission and objective is to provide superior healthcare services that patients recommend to families and friends, physicians prefer for their patients, purchasers select for their clients, employees are proud of, and investors seek for long-term results. To achieve this, we have a commitment to:

- service excellence
- continuous improvement in measurable ways
- employee development
- ethical and fair treatment
- teamwork

- compassion
- innovation in service delivery

Business Strategy

We believe community-based hospitals will remain the focal point of the healthcare delivery network and we are committed to a philosophy of self-determination for both the company and our hospitals.

Acquisition of Additional Hospitals. We selectively seek opportunities to expand our base of operations by acquiring, constructing or leasing additional hospital facilities. We are committed to a program of rational growth around our core businesses, while retaining the missions of the hospitals we manage and the communities we serve. Such expansion may provide us with access to new markets and new healthcare delivery capabilities. We also continue to examine our facilities and consider divestiture of those facilities that we believe do not have the potential to contribute to our growth or operating strategy.

Improvement of Operations of Existing Hospitals and Services. We also seek to increase the operating revenues and profitability of owned hospitals by the introduction of new services, improvement of existing services, physician recruitment and the application of financial and operational controls.

We are involved in continual development activities for the benefit of our existing facilities. Applications to state health planning agencies to add new services in existing hospitals are currently on file in states which require certificates of need, or CONs. Although we expect that some of these applications will result in the addition of new facilities or services to our operations, no assurances can be made for ultimate success by us in these efforts.

Quality and Efficiency of Services. Pressures to contain healthcare costs and technological developments allowing more procedures to be performed on an outpatient basis have led payors to demand a shift to ambulatory or outpatient care wherever possible. We are responding to this trend by emphasizing the expansion of outpatient services. In addition, in response to cost containment pressures, we continue to implement programs at our facilities designed to improve financial performance and efficiency while continuing to provide quality care, including more efficient use of professional and paraprofessional staff, monitoring and adjusting staffing levels and equipment usage, improving patient management and reporting procedures and implementing more efficient billing and collection procedures. In addition, we will continue to emphasize innovation in our response to the rapid changes in regulatory trends and market conditions while fulfilling our commitment to patients, physicians, employees, communities and our shareholders.

In addition, our aggressive recruiting of top-notch physicians and developing provider networks help to establish our facilities as an important source of quality healthcare in their respective communities.

2007 and 2006 Acquisition and Divestiture Activities

Acquisitions:

Subsequent to December 31, 2006:

In January, 2007, we acquired certain assets of Texoma Healthcare System located in Texas, including a 234-bed acute-care hospital, a 60-bed behavioral health hospital, a 21-bed freestanding rehabilitation hospital and TexomaCare, a 34-physician group practice structured as a 501A corporation. Pursuant to the terms of the purchase agreement, we are committed to building a 220-bed replacement facility within three years of the closing date which we estimate will cost approximately $132 million. Also, during 2006, we executed a purchase agreement to purchase the assets of a 50-bed behavioral health facility located in Delaware. The transaction, which is subject to normal regulatory approvals, is expected to be completed in March, 2007. The combined cash purchase price for these acquisitions is approximately $80 million.

Year ended December 31, 2006:

During 2006, we spent approximately $82 million on the acquisition of assets and/or businesses, including the following:

- the assets of two closed behavioral health care facilities located in Florida and Georgia which are being renovated and are scheduled to open during 2007;
- the assets of a 128-bed behavioral health facility in Utah;
- the assets of an 86-bed behavioral health facility in Colorado, which is being renovated and is expected to open in early 2007;
- a medical office building in Nevada, and;
- the assets of a 77-bed behavioral health facility located in Kentucky.

Divestitures:

We had no divestitures during 2006.

Hospital Utilization

We believe that the most important factors relating to the overall utilization of a hospital include the quality and market position of the hospital and the number, quality and specialties of physicians providing patient care within the facility. Generally, we believe that the ability of a hospital to meet the health care needs of its community is determined by its breadth of services, level of technology, emphasis on quality of care and convenience for patients and physicians. Other factors that affect utilization include general and local economic conditions, market penetration of managed care programs, the degree of outpatient use, the availability of reimbursement programs such as Medicare and Medicaid, and demographic changes such as the growth in local populations. Utilization across the industry also is being affected by improvements in clinical practice, medical technology and pharmacology. Current industry trends in utilization and occupancy have been significantly affected by changes in reimbursement policies of third party payors. We are also unable to predict the extent to which these industry trends will continue or accelerate. In addition, hospital operations are subject to certain seasonal fluctuations, such as higher patient volumes and net patient service revenues in the first and fourth quarters of the year.

The following table sets forth certain operating statistics for hospitals operated by us for the years indicated. Accordingly, information related to hospitals acquired during the five-year period has been included from the respective dates of acquisition, and information related to hospitals divested during the five year period has been included up to the respective dates of divestiture.

	2006	2005	2004	2003	2002
Average Licensed Beds:					
Acute Care Hospitals—U.S. & Puerto Rico (1)	5,617	5,707	6,496	5,804	5,813
Behavioral Health Centers	6,607	4,849	4,225	3,894	3,752
Acute Care Hospitals—France (2)	—	667	1,588	1,433	1,083
Average Available Beds (3):					
Acute Care Hospitals—U.S. & Puerto Rico (1)	4,783	5,110	5,592	4,955	4,802
Behavioral Health Centers	6,540	4,766	4,145	3,762	3,608
Acute Care Hospitals—France (2)	—	662	1,588	1,433	1,083
Admissions:					
Acute Care Hospitals—U.S. & Puerto Rico (1)	246,429	261,402	286,630	266,207	266,261
Behavioral Health Centers	111,490	102,683	94,743	87,688	84,348
Acute Care Hospitals—France (2)	—	37,262	94,536	82,364	63,781
Average Length of Stay (Days):					
Acute Care Hospitals—U.S. & Puerto Rico (1)	4.4	4.5	4.7	4.7	4.7
Behavioral Health Centers	16.6	14.1	13.0	12.2	11.9
Acute Care Hospitals—France (2)	—	4.6	4.7	5.0	5.0
Patient Days (4):					
Acute Care Hospitals—U.S. & Puerto Rico (1)	1,095,375	1,179,894	1,342,242	1,247,882	1,239,040
Behavioral Health Centers	1,855,306	1,446,260	1,234,152	1,067,200	1,005,882
Acute Care Hospitals—France (2)	—	172,084	442,825	409,860	319,100
Occupancy Rate-Licensed Beds (5):					
Acute Care Hospitals—U.S. & Puerto Rico (1)	53%	57%	56%	59%	58%
Behavioral Health Centers	77%	82%	80%	75%	73%
Acute Care Hospitals—France (2)	—	71%	76%	78%	81%
Occupancy Rate-Available Beds (5):					
Acute Care Hospitals—U.S. & Puerto Rico (1)	63%	63%	66%	69%	71%
Behavioral Health Centers	78%	83%	81%	78%	76%
Acute Care Hospitals—France (2)	—	71%	76%	78%	81%

(1) The acute care facilities located in Puerto Rico were divested by us during the first quarter of 2005 and the statistical information for these facilities is included in the above information through the divestiture date.

(2) The facilities located in France were divested by us during the second quarter of 2005 and the statistical information for these facilities is included in the above information through the divestiture date.

(3) "Average Available Beds" is the number of beds which are actually in service at any given time for immediate patient use with the necessary equipment and staff available for patient care. A hospital may have appropriate licenses for more beds than are in service for a number of reasons, including lack of demand, incomplete construction, and anticipation of future needs

(4) "Patient Days" is the sum of all patients for the number of days that hospital care is provided to each patient.

(5) "Occupancy Rate" is calculated by dividing average patient days (total patient days divided by the total number of days in the period) by the number of average beds, either available or licensed.

Sources of Revenue

Overview: We receive payments for services rendered from private insurers, including managed care plans, the federal government under the Medicare program, state governments under their respective Medicaid programs and directly from patients.

Hospital revenues depend upon inpatient occupancy levels, the medical and ancillary services and therapy programs ordered by physicians and provided to patients, the volume of outpatient procedures and the charges or negotiated payment rates for such services. Charges and reimbursement rates for inpatient routine services vary depending on the type of services provided (e.g., medical/surgical, intensive care or behavioral health) and the geographic location of the hospital. Inpatient occupancy levels fluctuate for various reasons, many of which are beyond our control. The percentage of patient service revenue attributable to outpatient services has generally increased in recent years, primarily as a result of advances in medical technology that allow more services to be provided on an outpatient basis, as well as increased pressure from Medicare, Medicaid and private insurers to reduce hospital stays and provide services, where possible, on a less expensive outpatient basis. We believe that our experience with respect to our increased outpatient levels mirrors the general trend occurring in the health care industry and we are unable to predict the rate of growth and resulting impact on our future revenues.

Patients are generally not responsible for any difference between customary hospital charges and amounts reimbursed for such services under Medicare, Medicaid, some private insurance plans, and managed care plans, but are responsible for services not covered by such plans, exclusions, deductibles or co-insurance features of their coverage. The amount of such exclusions, deductibles and co-insurance has generally been increasing each year. Indications from recent federal and state legislation are that this trend will continue. Collection of amounts due from individuals is typically more difficult than from governmental or business payers and we continue to experience an increase in uninsured and self-pay patients which unfavorably impacts the collectibility of our patient accounts thereby increasing our provision for doubtful accounts and charity care provided.

We have a majority ownership interest in four operating acute care hospitals in the Las Vegas, Nevada market and one that is currently under construction scheduled to be completed and opened during the fourth quarter of 2007. The four hospitals that are in operation, Valley Hospital Medical Center, Summerlin Hospital Medical Center, Desert Springs Hospital and Spring Valley Medical Center, on a combined basis, contributed 21% in 2006, 20% in 2005, and 18% in 2004 of our consolidated net revenues. On a combined basis, after deducting an allocation for corporate overhead expense, these facilities generated 30% in 2006, 23% in 2005, and 12% in 2004 of our earnings before income taxes (excluding the pre-tax hurricane related expenses of $14 million and pre-tax hurricane insurance recoveries of $182 million recorded during 2006 and excluding the pre-tax hurricane related expenses of $165 million and pre-tax hurricane insurance recoveries of $82 million recorded during 2005).

In addition, McAllen Medical Center, which includes McAllen Heart Hospital and South Texas Behavioral Health Center, located in McAllen, Texas, and Edinburg Regional Medical Center, which includes Edinburg Children's Hospital, located in Edinburg, Texas, operate within the same market. On a combined basis, these facilities contributed 8% in 2006, 8% in 2005, and 10% in 2004, of our consolidated net revenues. On a combined basis, after deducting an allocation for corporate overhead expense, these facilities generated 1% in 2006, 4% in 2005, and 13% in 2004 of our earnings before income taxes (excluding the pre-tax hurricane related expenses of $14 million and pre-tax hurricane insurance recoveries of $182 million recorded during 2006 and excluding the pre-tax hurricane related expenses of $165 million and pre-tax hurricane insurance recoveries of $82 million recorded during 2005). As discussed in *Management's Discussion and Analysis of Operations and Financial Condition—Acute Care Hospital Services*, our facilities in the McAllen/Edinburg, Texas market have experienced significant declines in operating performance due to continued intense hospital and physician competition in the market. We cannot predict the future performance of our facilities in the McAllen/Edinburg, Texas or Las Vegas, Nevada markets, however, declines in performance of these facilities could materially reduce our future revenues and net income.

The significant portion of our revenues derived from these facilities makes us particularly sensitive to regulatory, economic, environmental and competition changes in Texas and Nevada. Any material change in the current payment programs or regulatory, economic, environmental or competitive conditions in these states could have a disproportionate effect on our overall business results.

The following table shows the approximate percentages of net patient revenue on a combined basis for our acute care and behavioral health facilities during the past three years (excludes sources of revenues for all periods presented for divested facilities which are reflected as discontinued operations in our Consolidated Financial Statements). Net patient revenue is defined as revenue from all sources after deducting contractual allowances and discounts from established billing rates, which we derived from various sources of payment for the years indicated.

Acute Care and Behavioral Health Care Facilities Combined

	Percentage of Net Patient Revenues		
	2006	2005	2004
Third Party Payors:			
Medicare	25%	28%	29%
Medicaid	13%	11%	11%
Managed Care (HMO and PPOs)	42%	41%	41%
Other Sources	20%	20%	19%
Total	100%	100%	100%

The following table shows the approximate percentages of net patient revenue for our acute care facilities:

Acute Care Facilities

	Percentage of Net Patient Revenues		
	2006	2005	2004
Third Party Payors:			
Medicare	29%	30%	32%
Medicaid	9%	8%	9%
Managed Care (HMO and PPOs)	41%	40%	39%
Other Sources	21%	22%	20%
Total	100%	100%	100%

The following table shows the approximate percentages of net patient revenue for our behavioral health facilities:

Behavioral Health Care Facilities

	Percentage of Net Patient Revenues		
	2006	2005	2004
Third Party Payors:			
Medicare	15%	19%	15%
Medicaid	25%	24%	23%
Managed Care (HMO and PPOs)	43%	46%	48%
Other Sources	17%	11%	14%
Total	100%	100%	100%

Note 11-*Segment Reporting*, to our Consolidated Financial Statements included in this Annual Report contains our revenues, income and other operating information for each reporting segment of our business.

Medicare: Medicare is a federal program that provides certain hospital and medical insurance benefits to persons aged 65 and over, some disabled persons and persons with end-stage renal disease. All of our acute care hospitals and many of our behavioral health centers are certified as providers of Medicare services by the appropriate governmental authorities. Amounts received under the Medicare program are generally significantly less than a hospital's customary charges for services provided.

Under the Medicare program, for inpatient services, our general acute care hospitals receive reimbursement under a prospective payment system ("PPS"). Under inpatient PPS, hospitals are paid a predetermined fixed payment amount for each hospital discharge. The fixed payment amount is based upon each patient's diagnosis related group ("DRG"). Every DRG is assigned a payment rate based upon the estimated intensity of hospital resources necessary to treat the average patient with that particular diagnosis. The DRG payment rates are based upon historical national average costs and do not consider the actual costs incurred by a hospital in providing care. This DRG assignment also affects the predetermined capital rate paid with each DRG. The DRG and capital payment rates are adjusted annually by the predetermined geographic adjustment factor for the geographic region in which a particular hospital is located and are weighted based upon a statistically normal distribution of severity.

DRG rates are adjusted by an update factor each federal fiscal year, which begins on October 1. The index used to adjust the DRG rates, known as the "hospital market basket index," gives consideration to the inflation experienced by hospitals in purchasing goods and services. Generally, however, the percentage increases in the DRG payments have been lower than the projected increase in the cost of goods and services purchased by hospitals. For federal fiscal years 2006, 2005 and 2004, the update factors were 3.7%, 3.3% and 3.4%, respectively. For 2007, the update factor is 3.4%. Hospitals are allowed to receive the full basket update if they provide the Centers for Medicare and Medicaid Services ("CMS") with specific data relating to the quality of services provided. We have complied fully with this requirement and intend to comply fully in future periods.

In August 2006, CMS finalized new provisions for the hospital inpatient PPS for the upcoming federal fiscal year, which includes a significant change in the manner in which it determines the underlying relative weights used to calculate the DRG payment amount. For federal fiscal year 2007, CMS has begun to phase-in the use of hospital costs rather than hospital charges for the DRG relative weight determination. This change will phase-in ratably over three years with full phase-in to be completed in federal fiscal year 2009.

In the same final rule, in federal fiscal year 2007, CMS expanded the number of Medicare DRGs from 526 to 538. As part of this DRG expansion, CMS identified 20 new DRGs involving 3 different clinical areas that attempt to significantly improve the CMS DRG system's recognition of severity of illness. The final rule also modifies 32 existing DRGs in an attempt to better capture differences in severity, and deletes 8 existing DRGs. Similarly, CMS has stated it will conduct through a research contractor an evaluation of alternative DRG severity systems and implement one of these systems, or potentially a system that CMS develops based on its own prior research, in the hope of achieving further improvements in payment accuracy by federal fiscal year 2008.

The final rule omitted the publication of federal fiscal year 2007 wage index values which are used to adjust hospital DRG payments based on their geographic location. The omission of these wage index values was the result of a federal court order to CMS to collect current data for the Medicare occupational mix adjustment and apply it at 100% rather than at its current weighting of 10%. Subsequently, CMS published this wage index data in September, 2006. Based upon our estimates, the impact of the standard annual wage index update and the change in occupational mix weighting will reduce our Medicare acute care inpatient net revenue by less than 0.5%.

We estimate that our federal fiscal year 2007 average DRG payment rates will increase approximately 1.50% to 1.75% when factoring in all published Medicare federal fiscal year 2007 inpatient DRG rule changes and update factors.

For the majority of outpatient hospital services, both general acute and behavioral health hospitals are paid under an outpatient PPS according to ambulatory procedure codes ("APC") that group together services that are clinically related and use similar resources. Depending on the service rendered during an encounter, a patient may be assigned to a single or multiple groups. Medicare pays a set price or rate for each group, regardless of the actual costs incurred in providing care. Medicare sets the payment rate for each APC based on historical median cost data, subject to geographic modification. The APC payment rates are updated each federal fiscal year. For 2006, 2005 and 2004, the payment rate update factors were 3.7%, 3.3% and 3.4%, respectively. For 2007, the update factor is 3.4%.

We operate inpatient rehabilitation hospital units that treat Medicare patients with specific medical conditions which are excluded from the Medicare inpatient PPS DRG payment methodology. Inpatient rehabilitation facilities ("IRFs") must meet a certain volume threshold each year for the number of patients with these specific medical conditions, often referred to as the "75 Percent Rule." Medicare payment for IRF patients is based on a prospective case rate based on a CMS determined Case-Mix Group classification and is updated annually by CMS. CMS has temporarily reduced the IRF qualifying threshold from 75% to 50% in 2005, 60% in 2006 and 65% in 2007 before returning to the 75% threshold in 2008.

Psychiatric hospitals have traditionally been excluded from the inpatient services PPS. However, on January 1, 2005, CMS implemented a new PPS ("Psych PPS") for inpatient services furnished by psychiatric hospitals under the Medicare program. This system replaced the cost-based reimbursement guidelines with a per diem PPS with adjustments to account for certain facility and patient characteristics. Psych PPS also contains provisions for Outlier Payments and an adjustment to a psychiatric hospital's base payment if it maintains a full-service emergency department. The new system is being phased-in over a three-year period. Also, CMS has included a stop-loss provision to ensure that hospitals avoid significant losses during the transition. In May 2006, CMS published its annual increase to the federal component of the Psych PPS per diem rate. This increase includes the effects of market basket updates resulting in a 4.5% increase in total payments for Rate Year 2007, covering the period of July 1, 2006 to June 30, 2007. We believe the continued phase-in of Psych PPS will have a favorable effect on our future results of operations, however, due to the three-year phase in period, we do not believe the favorable effect will have a material impact on our 2007 results of operations.

Medicaid: Medicaid is a joint federal-state funded health care benefit program that is administered by the states to provide benefits to qualifying individuals who are unable to afford care. Most state Medicaid payments are made under a PPS-like system, or under programs that negotiate payment levels with individual hospitals. Amounts received under the Medicaid program are generally significantly less than a hospital's customary charges for services provided. In addition to revenues received pursuant to the Medicare program, we receive a large portion of our revenues either directly from Medicaid programs or from managed care companies managing Medicaid. All of our acute care hospitals and most of our behavioral health centers are certified as providers of Medicaid services by the appropriate governmental authorities.

We receive a large concentration of our Medicaid revenues from Texas and significant amounts from Pennsylvania, Washington, DC and Illinois. We can provide no assurance that reductions to Medicaid revenues, particularly in the above-mentioned states, will not have a material adverse effect on our future results of operations. Furthermore, the federal government and many states are currently working to effectuate significant reductions in the level of Medicaid funding, which could adversely affect future levels of Medicaid reimbursement received by our hospitals.

In February, 2005, a Texas Medicaid State Plan Amendment went into effect for Potter County that expands the supplemental inpatient reimbursement methodology for the state's Medicaid program. This state plan amendment was approved retroactively to March, 2004. In 2006, 2005 and 2004, we earned $22 million, $19 million and $6 million, respectively, of revenue in connection with this program. For the remainder of the state fiscal year ("SFY") 2007 (covering the period of January 1, 2007 through August 31, 2007), our total supplemental payments pursuant to the provisions of this program are estimated to be approximately $12 million. During the remainder of 2007, covering a portion of the SFY2008 (covering the period of September 1, 2007 to December 31, 2007), our estimated revenues earned pursuant to this program could range from zero to $9 million depending on the ability of the local hospital district to make Inter-Governmental Transfers ("IGTs") to the state of Texas. We are unable to predict whether the hospital district will fund the IGTs at a level in SFY2008 above the minimum range.

On July 27, 2006, CMS retroactively approved to June 11, 2005, an amendment to the Texas Medicaid State Plan which permits the state of Texas to make supplemental payments to certain hospitals located in Hidalgo, Maverick and Webb counties. Our four acute care hospital facilities located in these counties are eligible to receive these supplemental Medicaid payments. This program is subject to final state rule making procedures and the local governmental agencies providing the necessary funds on an ongoing basis through inter-governmental transfers to the state of Texas. In 2006 and 2005, we earned $13 million and $1 million, respectively, of revenues in connection with this program. We estimate that our hospitals will be entitled to reimbursements of approximately $7 million annually.

In September 2005, legislation in Texas went into effect that ensures that some form of Medicaid managed care will exist in every Texas county. In addition, the Texas STAR+PLUS program, which provides an integrated acute and long-term care Medicaid managed care delivery system to elderly and disabled Medicaid beneficiaries in the Harris County service area will be expanded to seven additional service areas. Such actions could have a material unfavorable impact on the reimbursement our Texas hospitals receive.

Also included in our financial results during 2005 was $6 million in non-recurring Medicaid payments from Texas for a SFY2005 state-wide upper payment limit ("UPL") Medicaid payment program. This UPL program was not renewed by Texas beyond the SFY2005.

We operate two freestanding psychiatric hospitals in the Dallas, Texas region that operated under the Lone Star Select II prospective per diem payment program. We were notified by the Commission that this per diem payment program terminated on August 31, 2006. These affected facilities were paid on a TEFRA cost based payment system for September and October of 2006. Effective November 1, 2006, the Commission's payment for these hospitals is based on a prospective per diem rate based on a prior year cost report.

Managed Care: A significant portion of our net patient revenues are generated from managed care companies, which include health maintenance organizations, preferred provider organizations and managed Medicare and Medicaid programs (referred to as Medicare Part C or Medicare Advantage). In general, we expect the percentage of our business from managed care programs to continue to grow. The consequent growth in managed care networks and the resulting impact of these networks on the operating results of our facilities vary among the markets in which we operate. Typically, we receive lower payments per patient from managed care payors than we do from traditional indemnity insurers, however, during the past few years we have secured price increases from many of our commercial payors including managed care companies.

Commercial Insurance: Our hospitals also provide services to individuals covered by private health care insurance. Private insurance carriers typically make direct payments to hospitals or, in some cases, reimburse their policy holders, based upon the particular hospital's established charges and the particular coverage provided in the insurance policy. Private insurance reimbursement varies among payors and states and is generally based on contracts negotiated between the hospital and the payor.

Commercial insurers are continuing efforts to limit the payments for hospital services by adopting discounted payment mechanisms, including predetermined payment or DRG-based payment systems, for more inpatient and outpatient services. To the extent that such efforts are successful and reduce the insurers' reimbursement to hospitals and the costs of providing services to their beneficiaries, such reduced levels of reimbursement may have a negative impact on the operating results of our hospitals.

Other Sources: Our hospitals provide services to individuals that do not have any form of health care coverage. Such patients are evaluated, at the time of service or shortly thereafter, for their ability to pay based upon federal and state poverty guidelines, qualifications for Medicaid or other state assistance programs, as well as our local hospital's indigent and charity care policy. Patients without health care coverage who do not qualify for Medicaid or indigent care write-offs are offered substantial discounts in an effort to settle their outstanding account balances. In addition, effective January 1, 2006, we implemented a formal uninsured discount policy for our acute care hospitals which had the effect of lowering both our provision for doubtful accounts and net revenues but did not materially impact net income.

State Medicaid Disproportionate Share Hospital Payments: Hospitals that have an unusually large number of low-income patients (i.e., those with a Medicaid utilization rate of at least one standard deviation above the mean Medicaid utilization, or having a low income patient utilization rate exceeding 25%) are eligible to receive a disproportionate share hospital ("DSH") adjustment. Congress established a national limit on DSH adjustments. Although this legislation and the resulting state broad-based provider taxes have affected the payments we receive under the Medicaid program, to date the net impact has not been materially adverse.

Upon meeting certain conditions and serving a disproportionately high share of Texas' and South Carolina's low income patients, five of our facilities located in Texas and one facility located in South Carolina received additional reimbursement from each state's DSH fund. The Texas and South Carolina programs have been renewed for each state's 2007 fiscal years (covering the period of September 1, 2006 through August 31, 2007 for Texas and October 1, 2006 through September 30, 2007 for South Carolina). Although neither state has definitively quantified the amount of DSH funding our facilities will receive during the SFY2007, both states have indicated the allocation criteria will be similar to the methodology used in previous years. Included in our financial results was an aggregate of $43 million during 2006, $38 million during 2005 and $39 million during 2004 from these programs. Failure to renew these DSH programs beyond their scheduled termination dates, failure of our hospitals that currently receive DSH payments to qualify for future DSH funds under these programs, or reductions in reimbursements, could have a material adverse effect on our future results of operations.

In February 2003, the United States Department of Health and Human Services ("HHS") Office of Inspector General ("OIG") published a report indicating that Texas Medicaid may have overpaid Texas hospitals for DSH payments. To date, no actions to follow up on this report have had any material impact on our Texas hospitals.

Sources of Revenues and Health Care Reform: Given increasing budget deficits, the federal government and many states are currently considering additional ways to limit increases in levels of Medicare and Medicaid funding, which could also adversely affect future payments received by our hospitals. In addition, the uncertainty and fiscal pressures placed upon the federal government as a result of, among other things, the ongoing military engagement in Iraq, the War on Terrorism, economic recovery stimulus packages, responses to natural disasters, such as Hurricane Katrina, the continuing expansion of a Medicare drug benefit and the federal budget deficit in general may affect the availability of federal funds to provide additional relief in the future. We are unable to predict the effect of future policy changes on our operations.

In addition to statutory and regulatory changes to the Medicare and each of the state Medicaid programs, our operations and reimbursement may be affected by administrative rulings, new or novel interpretations and determinations of existing laws and regulations, post-payment audits, requirements for utilization review and new governmental funding restrictions, all of which may materially increase or decrease program payments as well as affect the cost of providing services and the timing of payments to our facilities. The final determination of amounts we receive under the Medicare and Medicaid programs often takes many years, because of audits by the program representatives, providers' rights of appeal and the application of numerous technical reimbursement provisions. We believe that we have made adequate provisions for such potential adjustments. Nevertheless, until final adjustments are made, certain issues remain unresolved and previously determined allowances could become either inadequate or more than ultimately required.

Finally, we expect continued third-party efforts to aggressively manage reimbursement levels and cost controls. Reductions in reimbursement amounts received from third-party payors could have a material adverse effect on our financial position and our results of operations.

Regulation and Other Factors

Overview: The healthcare industry is subject to numerous laws, regulations and rules including among others those related to government healthcare participation requirements, various licensure and accreditations, reimbursement for patient services, health information privacy and security rules, and Medicare and Medicaid fraud and abuse provisions (including, but not limited to, federal statutes and regulations prohibiting kickbacks and other illegal inducements to potential referral sources, false claims submitted to federal health care programs and self-referrals by physicians). Providers that are found to have violated any of these laws and regulations may be excluded from participating in government healthcare programs, subjected to significant fines or penalties and/or required to repay amounts received from government for previously billed patient services. Although we believe our policies, procedures and practices comply with governmental regulations, no assurance can be given that we will not be subjected to additional governmental inquiries or actions, or that we would not be faced with sanctions, fines or penalties if so subjected. Even if we were to ultimately prevail, a significant governmental inquiry or action under one of the above laws, regulations or rules could have a material adverse impact us.

Licensing, Certification and Accreditation: All our hospitals are subject to compliance with various federal, state and local statutes and regulations and receive periodic inspection by state licensing agencies to review standards of medical care, equipment and cleanliness. Our hospitals must also comply with the conditions of participation and licensing requirements of federal, state and local health agencies, as well as the requirements of municipal building codes, health codes and local fire departments. Various other licenses and permits are also required in order to dispense narcotics, operate pharmacies, handle radioactive materials and operate certain equipment.

All our eligible hospitals have been accredited by the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO"). All of our acute care hospitals and most of our behavioral health centers are certified as providers of Medicare and Medicaid services by the appropriate governmental authorities.

If any of our facilities were to lose its JCAHO accreditation or otherwise lose its certification under the Medicare and Medicaid programs, the facility may be unable to receive reimbursement from the Medicare and Medicaid programs and other payors. We believe our facilities are in substantial compliance with current applicable federal, state, local and independent review body regulations and standards. The requirements for licensure, certification and accreditation are subject to change and, in order to remain qualified, it may become necessary for us to make changes in our facilities, equipment, personnel and services in the future, which could have a material adverse impact on operations.

Certificates of Need: Many of the states in which we operate hospitals have enacted certificates of need ("CON") laws as a condition prior to hospital capital expenditures, construction, expansion, modernization or initiation of major new services. Failure to obtain necessary state approval can result in our inability to complete an acquisition, expansion or replacement, the imposition of civil or, in some cases, criminal sanctions, the inability to receive Medicare or Medicaid reimbursement or the revocation of a facility's license, which could harm our business. In addition, significant CON reforms have been proposed in a number of states that would increase the capital spending thresholds and provide exemptions of various services from review requirements. In the past, we have not experienced any material adverse effects from those requirements, but we cannot predict the impact of these changes upon our operations.

Conversion Legislation: Many states have enacted or are considering enacting laws affecting the conversion or sale of not-for-profit hospitals to for-profit entities. These laws generally require prior approval from the attorney general, advance notification and community involvement. In addition, attorney generals in states without specific conversion legislation may exercise discretionary authority over these transactions. Although the level of government involvement varies from state to state, the trend is to provide for increased governmental review and, in some cases, approval of a transaction in which a not-for-profit entity sells a health care facility to a for-profit entity. The adoption of new or expanded conversion legislation and the increased review of not-for-profit hospital conversions may limit our ability to grow through acquisitions of not-for-profit hospitals.

Utilization Review: Federal regulations require that admissions and utilization of facilities by Medicare and Medicaid patients must be reviewed in order to ensure efficient utilization of facilities and services. The law and regulations require Peer Review Organizations ("PROs") to review the appropriateness of Medicare and Medicaid patient admissions and discharges, the quality of care provided, the validity of DRG classifications and the appropriateness of cases of extraordinary length of stay. PROs may deny payment for services provided, assess fines and also have the authority to recommend to HHS that a provider that is in substantial non-compliance with the standards of the PRO be excluded from participating in the Medicare program. We have contracted with PROs in each state where we do business to perform the required reviews.

Self-Referral and Anti-Kickback Legislation

The Stark Law: The Social Security Act includes a provision commonly known as the "Stark Law." This law prohibits physicians from referring Medicare and Medicaid patients to entities with which they or any of their immediate family members have a financial relationship, unless an exception is met. These types of referrals are known as "self-referrals." Sanctions for violating the Stark Law include civil penalties up to $15,000 for each violation, up to $100,000 for sham arrangements, up to $10,000 for each day an entity fails to report required information and exclusion from the federal health care programs. There are a number of exceptions to the self-referral prohibition, including an exception for a physician's ownership interest in an entire hospital as opposed to an ownership interest in a hospital department unit, service or subpart. There are also exceptions for many of the customary financial arrangements between physicians and providers, including employment contracts, leases and recruitment agreements that adhere to certain enumerated requirements.

We monitor all aspects of our business and have developed a comprehensive ethics and compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. Nonetheless because the law in this area is complex and constantly evolving, there can be no assurance that federal regulatory authorities will not determine that any of our arrangements with physicians violate the Stark Law.

Anti-kickback Statute: A provision of the Social Security Act known as the "anti-kickback statute" prohibits healthcare providers and others from directly or indirectly soliciting, receiving, offering or paying money or other remuneration to other individuals and entities in return for using, referring, ordering or recommending or arranging for such referrals or orders of services or other items covered by a federal or state health care program.

The anti-kickback statute contains certain exceptions, and the OIG has issued regulations that provide for "safe harbors," from the federal anti-kickback statute for various activities. These activities, which must meet certain requirements, include (but are not limited to) the following: investment interests, space rental, equipment rental, practitioner recruitment, personnel services and management contracts, sale of practice, referral services, warranties, discounts, employees, group purchasing organizations, waiver of beneficiary coinsurance and deductible amounts, managed care arrangements, obstetrical malpractice insurance subsidies, investments in group practices, freestanding surgery centers, and referral agreements for specialty services. The fact that conduct or a business arrangement does not fall within a safe harbor or exception does not automatically render the conduct or business arrangement illegal under the anti-kickback statute. However, such conduct and business arrangements may lead to increased scrutiny by government enforcement authorities.

Although we believe that our arrangements with physicians have been structured to comply with current law and available interpretations, there can be no assurance that all arrangements comply with an available safe harbor or that regulatory authorities enforcing these laws will determine these financial arrangements do not violate the anti-kickback statute or other applicable laws. Violations of the anti-kickback statute may be punished by a criminal fine of up to $25,000 for each violation or imprisonment, however, under 18 U.S.C. Section 3571, this fine may be increased to $250,000 for individuals and $500,000 for organizations. Civil money penalties may include fines of up to $50,000 per violation and damages of up to three times the total amount of the remuneration and/or exclusion from participation in Medicare and Medicaid.

Similar State Laws: Many of the states in which we operate also have adopted laws that prohibit payments to physicians in exchange for referrals similar to the anti-kickback statute and the Stark Law, some of which apply regardless of the source of payment for care. These statutes typically provide criminal and civil penalties as well as loss of licensure. In many instances, the state statutes provide that any arrangement falling in a federal safe harbor will be immune from scrutiny under the state statutes. However, in most cases, little precedent exists for the interpretation or enforcement of these state laws.

These laws and regulations are extremely complex and, in many cases, we don't have the benefit of regulatory or judicial interpretation. It is possible that different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated one or more of these laws, or the public announcement that we are being investigated for possible violations of one or more of these laws (see "Legal Proceedings"), could have a material adverse effect on our business, financial condition or results of operations and our business reputation could suffer significantly. In addition, we cannot predict whether other legislation or regulations at the federal or state level will be adopted, what form such legislation or regulations may take or what their impact on us may be.

If we are deemed to have failed to comply with the anti-kickback statute, the Stark Law or other applicable laws and regulations, we could be subjected to liabilities, including criminal penalties, civil penalties (including the loss of our licenses to operate one or more facilities), and exclusion of one or more facilities from participation in the Medicare, Medicaid and other federal and state health care programs. The imposition of such penalties could have a material adverse effect on our business, financial condition or results of operations.

Federal False Claims Act and Similar State Regulations: A current trend affecting the health care industry is the increased use of the federal False Claims Act, and, in particular, actions being brought by individuals on the government's behalf under the False Claims Act's qui tam, or whistleblower, provisions. Whistleblower provisions allow private individuals to bring actions on behalf of the government by alleging that the defendant has defrauded the Federal government.

When a defendant is determined by a court of law to be liable under the False Claims Act, the defendant must pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 to $11,000 for each separate false claim. There are many potential bases for liability under the False Claims Act. Liability often arises when an entity knowingly submits a false claim for reimbursement to the federal government. In addition, a number of states have adopted their own false claims provisions as well as their own whistleblower provisions whereby a private party may file a civil lawsuit on behalf of the state in state court.

Other Fraud and Abuse Provisions: The Social Security Act also imposes criminal and civil penalties for submitting false claims to Medicare and Medicaid. False claims include, but are not limited to, billing for services not rendered, billing for services without prescribed documentation, misrepresenting actual services rendered in order to obtain higher reimbursement and cost report fraud. Like the anti-kickback statute, these provisions are very broad.

Further, the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") broadened the scope of the fraud and abuse laws by adding several criminal provisions for health care fraud offenses that apply to all health benefit programs, whether or not payments under such programs are paid pursuant to federal programs. HIPAA also introduced enforcement mechanisms to prevent fraud and abuse in Medicare. There are civil penalties for prohibited conduct, including, but not limited to billing for medically unnecessary products or services.

HIPAA Administrative Simplification and Privacy Requirements: The administrative simplification provisions of HIPAA require the use of uniform electronic data transmission standards for health care claims and payment transactions submitted or received electronically. These provisions are intended to encourage electronic commerce in the health care industry. HIPAA also established new federal rules protecting the privacy and security of personal health information. The privacy and security regulations address the use and disclosure of individual health care information and the rights of patients to understand and control how such information is used and disclosed. Violations of HIPAA can result in both criminal and civil fines and penalties.

Compliance with the electronic data transmission standards became mandatory in October 2003. However, during the following year HHS agreed to allow providers and other electronic billers to continue to submit pre-HIPAA format electronic claims for periods after October 16, 2003, provided they can show good faith efforts to become HIPAA compliant. Since this exception expired, we believe that we have been in compliance with the electronic data transmission standards.

We were required to comply with the privacy requirements of HIPAA by April 14, 2003. We believe that we were in material compliance with the privacy regulations by that date and remain so, as we continue to develop training and revise procedures to address ongoing compliance. The HIPAA security regulations require health care providers to implement administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of patient information. We were required to comply with the security regulations by April 20, 2005 and believe that we have been in substantial compliance to date.

Environmental Regulations: Our healthcare operations generate medical waste that must be disposed of in compliance with federal, state and local environmental laws, rules and regulations. Infectious waste generators, including hospitals, face substantial penalties for improper disposal of medical waste, including civil penalties of up to $25,000 per day of noncompliance, criminal penalties of up to $50,000 per day, imprisonment, and remedial costs. In addition, our operations, as well as out purchases and sales of facilities are subject to various other environmental laws, rules and regulations. We believe that our disposal of such wastes is in material compliance with all state and federal laws.

Corporate Practice of Medicine: Several states, including Florida, Nevada and Texas, have passed legislation that prohibits corporations and other entities from employing physicians and practicing medicine for a profit or that prohibit certain direct and indirect payments or fee-splitting arrangements between health care providers that are designed to induce or encourage the referral of patients to, or the recommendation of, particular providers for medical products and services. Possible sanctions for violation of these restrictions include loss of license and civil and criminal penalties. In addition, agreements between the corporation and the physician may be considered void and unenforceable. These statutes vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. We do not expect this legislation to significantly affect our operations. Many states have laws and regulations which prohibit payments for referral of patients and fee-splitting with physicians. We do not make any such payments or have any such arrangements at this time.

EMTALA: All of our hospitals are subject to the Emergency Medical Treatment and Active Labor Act ("EMTALA"). This federal law generally requires hospitals that are certified providers under Medicare to conduct a medical screening examination of every person who visits the hospital's emergency room for treatment and, if the patient is suffering from a medical emergency, to either stabilize the patient's condition or transfer the patient to a facility that can better handle the condition. Our obligation to screen and stabilize emergency medical conditions exists regardless of a patient's ability to pay for treatment. There are severe penalties under EMTALA if a hospital fails to screen or appropriately stabilize or transfer a patient or if the hospital delays appropriate treatment in order to first inquire about the patient's ability to pay. Penalties for violations of EMTALA include civil monetary penalties and exclusion from participation in the Medicare program. In addition, an injured patient, the patient's family or a medical facility that suffers a financial loss as a direct result of another hospital's violation of the law can bring a civil suit against the hospital.

The federal government broadly interprets EMTALA to cover situations in which patients do not actually present to a hospital's emergency room, but present for emergency examination or treatment to the hospital's campus, generally, or to a hospital-based clinic that treats emergency medical conditions or are transported in a hospital-owned ambulance, subject to certain exceptions. EMTALA does not generally apply to patients admitted for inpatient services. The government also has expressed its intent to investigate and enforce EMTALA violations actively in the future. We believe that we operate in substantial compliance with EMTALA.

Health Care Industry Investigations: We and our South Texas Health System affiliates, which operate McAllen Medical Center, McAllen Heart Hospital, Edinburg Regional Medical Center and certain other affiliates, were served with a subpoena dated November 21, 2005, issued by the Office of Inspector General of the Department of Health and Human Services. At that time, the Civil Division of the U.S. Attorney's office in Houston, Texas indicated that the subpoena was part of an investigation under the False Claims Act of compliance with Medicare and Medicaid rules and regulations pertaining to the employment of physicians and the solicitation of patient referrals from physicians from January 1, 1999 to the date of the subpoena related to the South Texas Health System. We continue to cooperate in the investigation. On February 16, 2007, our South Texas Health System affiliates were served with a search warrant in connection with what we have been advised is a related criminal investigation concerning the production of documents. At this time, we are unable to evaluate the existence or extent of any potential financial exposure in connection with this matter.

We monitor all aspects of our business and have developed a comprehensive ethics and compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. Because the law in this area is complex and constantly evolving, governmental investigation or litigation may result in interpretations that are inconsistent with industry practices, including ours. Although we believe our policies, procedures and practices comply with governmental regulations, no assurance can be given that we will not be subjected to further inquiries or actions, or that we will not be faced with sanctions, fines or penalties in connection with the investigation of our South Texas Health System affiliates. Even if we were to ultimately prevail, the government's inquiry and/or action in connection with this matter could have a material adverse effect on our future operating results.

Our substantial Medicare, Medicaid and other governmental billings may result in heightened scrutiny of our operations. It is possible that governmental entities could initiate additional investigations or litigation in the future and that such matters could result in significant penalties as well as adverse publicity. It is also possible that our executives and/or managers could be included as targets or witnesses in governmental investigations or litigation and/or named as defendants in private litigation.

Revenue Rulings 98-15 and 2004-51: In March 1998 and May 2004, the IRS issued guidance regarding the tax consequences of joint ventures between for-profit and not-for-profit hospitals. As a result of the tax rulings, the IRS has proposed, and may in the future propose, to revoke the tax-exempt or public charity status of certain not-for-profit entities which participate in such joint ventures or to treat joint venture income as unrelated business taxable income to them. The tax rulings have limited development of joint ventures and any adverse determination by the IRS or the courts regarding the tax-exempt or public charity status of a not-for-profit partner or the characterization of joint venture income as unrelated business taxable income could further limit joint venture development with not-for-profit hospitals, and/or require the restructuring of certain existing joint ventures with not-for-profits.

State Rate Review: Some states where we operate hospitals have adopted legislation mandating rate or budget review for hospitals or have adopted taxes on hospital revenues, assessments or licensure fees to fund indigent health care within the state. In the aggregate, state rate reviews and indigent tax provisions have not materially, adversely affected our results of operations.

Compliance Program: Our company-wide compliance program has been in place since 1998. Currently, the program's elements include a Code of Conduct, risk area specific policies and procedures, employee education and training, an internal system for reporting concerns, auditing and monitoring programs, and a means for enforcing the program's policies.

Since its initial adoption, the compliance program continues to be expanded and developed to meet the industry's expectations and our needs. Specific written policies, procedures, training and educational materials and programs, as well as auditing and monitoring activities have been prepared and implemented to address the functional and operational aspects of our business. Specific areas identified through regulatory interpretation and enforcement activities have also been addressed in our program. Claims preparation and submission, including coding, billing, and cost reports, comprise the bulk of these areas. Financial arrangements with physicians and other referral sources, including compliance with anti-kickback and Stark laws and emergency department treatment and transfer requirements are also the focus of policy and training, standardized documentation requirements, and review and audit.

Medical Staff and Employees

Our hospitals are staffed by licensed physicians who have been admitted to the medical staff of individual hospitals. With a few exceptions, physicians are not employees of our hospitals and in a number of our markets, may have admitting privileges at other hospitals in addition to ours. During the first quarter of 2005, McAllen Medical Center affiliated itself with a company employing approximately 10 physicians. In addition, in January of 2007, we acquired certain assets of Texoma Healthcare System located in Texas, including a 34-physician group practice structured as a 501A corporation. Members of the medical staffs of our hospitals also serve on the medical staffs of hospitals not owned by us and may terminate their affiliation with our hospitals at any time. Each of our hospitals are managed on a day-to-day basis by a managing director employed by us. In addition, a Board of Governors, including members of the hospital's medical staff, governs the medical, professional and ethical practices at each hospital. Our facilities had approximately 36,300 employees on December 31, 2006, of whom approximately 24,600 were employed full-time.

Approximately, 2,100 of our employees at seven of our hospitals are unionized. At Valley Hospital Medical Center, unionized employees belong to the Culinary Workers and Bartenders Union, the International Union of Operating Engineers and the Service Employees International Union ("SEIU"). Nurses and technicians at Desert Springs Hospital are represented by the SEIU. Registered nurses at Auburn Regional Medical Center located in Washington, are represented by the United Staff Nurses Union, the technical employees are represented by the United Food and Commercial Workers, and the service employees are represented by the SEIU. At The George Washington University Hospital, unionized employees are represented by the SEIU. Registered Nurses, Licensed Practical Nurses, certain technicians and therapists, pharmacy assistants, and some clerical employees at HRI Hospital in Boston are represented by the SEIU. Registered Nurses at Inland Valley are represented by the California Nurses Association. At Pennsylvania Clinical Schools, unionized employees are represented by the AFL-CIO.

We believe that our relations with our employees are satisfactory. The contract with the SEIU covering employees at Valley Hospital Medical Center and Desert Springs Hospital expired during the second quarter of 2006. Subsequent to December 31, 2006, a new contract applicable to these employees was mutually agreed upon by us and the SEIU.

Competition

The health care industry is highly competitive. In recent years, competition among healthcare providers for patients has intensified in the United States due to, among other things, regulatory and technological changes, increasing use of managed care payment systems, cost containment pressures and a shift toward outpatient treatment. In all of the geographical areas in which we operate, there are other hospitals that provide services comparable to those offered by our hospitals. In addition, some of our competitors include hospitals that are owned by tax-supported governmental agencies or by nonprofit corporations and may be supported by endowments and charitable contributions and exempt from property, sale and income taxes. Such exemptions and support are not available to us.

In some markets, certain of our competitors may have greater financial resources, be better equipped and offer a broader range of services than us. Certain hospitals that are located in the areas served by our facilities are specialty or large hospitals that provide medical, surgical and behavioral health services, facilities and equipment that are not available at our hospitals. The increase in outpatient treatment and diagnostic facilities, outpatient surgical centers and freestanding ambulatory surgical also increases competition for us.

During the past several years, the operating results of our facilities located in the McAllen/Edinburg, Texas market have been pressured by continued intense hospital and physician competition as a physician-owned hospital in the market has eroded a portion of our higher margin business, including cardiac procedures. In response to these competitive pressures, we have undertaken significant capital investment in the market, including Edinburg Children's Hospital, a new dedicated 120-bed children's facility, which was completed and opened in March, 2006, as well as South Texas Behavioral Health Center, a 134-bed replacement behavioral facility, which was completed and opened in late June, 2006. Although we experienced significant declines in inpatient volumes in this market during 2005 and 2004, patient volumes at these facilities have stabilized during 2006 as we experienced a 1.1% increase in combined inpatient admissions and a 1.9% decrease in combined patient days during 2006 as compared to 2005. The increase in the combined inpatient admissions during 2006 resulted primarily from the opening of the Children's Hospital and Behavioral Health Center. Combined income before income taxes at the facilities in this market decreased $4 million during 2006 as compared to 2005. Excluding the effect of retroactive state Medicaid disproportionate share hospital payments recorded during 2006, combined income before income taxes at these facilities decreased $9 million during 2006 as compared to 2005. During 2005, combined admissions and patient days at these facilities decreased 7.5% and 13.5%, respectively, as compared to 2004. Combined income before income taxes at these facilities decreased $17 million during 2005, as compared to 2004. A continuation of increased provider competition in this market, as well as additional capacity under construction by us and others, could result in additional erosion of the net revenues and financial operating results of our acute care facilities in this market. We expect the competitive pressures in the market to continue and potentially intensify if additional capacity is added to the market in future periods by our competitors.

The number and quality of the physicians on a hospital's staff are important factors in determining a hospital's success and competitive advantage. Typically, physicians are responsible for making hospital admissions decisions and for directing the course of patient treatment. We believe that physicians refer patients to a hospital primarily on the basis of the patient's needs, the quality of other physicians on the medical staff, the location of the hospital and the breadth and scope of services offered at the hospital's facilities. We strive to retain and attract qualified doctors by maintaining high ethical and professional standards and providing adequate support personnel, technologically advanced equipment and facilities that meet the needs of those physicians.

In addition, we depend on the efforts, abilities, and experience of our medical support personnel, including our nurses, pharmacists and lab technicians and other health care professionals. We compete with other health care providers in recruiting and retaining qualified hospital management, nurses and other medical personnel. Our acute care and behavioral health care facilities are experiencing the effects of a shortage of skilled nursing staff nationwide, which has caused and may continue to cause an increase in salaries, wages and benefits expense in excess of the inflation rate. In addition, in some markets like California, there are requirements to maintain specified nurse-staffing levels. To the extent we cannot meet those levels, we may by required to limit the healthcare services provided in these markets which would have a corresponding adverse effect on our net operating revenues.

Many states in which we operate hospitals have CON laws. The application process for approval of additional covered services, new facilities, changes in operations and capital expenditures is, therefore, highly competitive in these states. In those states that do not have CON laws or which set relatively high levels of expenditures before they become reviewable by state authorities, competition in the form of new services, facilities and capital spending is more prevalent. See "Regulation and Other Factors."

Our ability to negotiate favorable service contracts with purchasers of group health care services also affects our competitive position and significantly affects the revenues and operating results of our hospitals. Managed care plans attempt to direct and control the use of hospital services and to demand that we accept lower rates of payment. In addition, employers and traditional health insurers are increasingly interested in containing costs through negotiations with hospitals for managed care programs and discounts from established charges. In return, hospitals secure commitments for a larger number of potential patients. Generally, hospitals compete for service contracts with group health care service purchasers on the basis of price, market reputation, geographic location, quality and range of services, quality of the medical staff and convenience. The importance of obtaining contracts with managed care organizations varies from market to market depending on the market strength of such organizations.

A key element of our growth strategy is expansion through the acquisition of additional hospitals in select markets. The competition to acquire hospitals is significant. We face competition for acquisition candidates primarily from other for-profit health care companies, as well as from not-for-profit entities. Some of our competitors have greater resources than we do. We intend to selectively seek opportunities to expand our base of operations by adhering to our disciplined program of rational growth, but may not be successful in accomplishing acquisitions on favorable terms.

Professional and General Liability Claims and Property Insurance

Effective January 1, 2006, most of our subsidiaries became self-insured for malpractice exposure up to $20 million per occurrence, as compared to $25 million per occurrence in the prior year. We purchased several excess policies for our subsidiaries through commercial insurance carriers for coverage in excess of $20 million per occurrence with a $75 million total aggregate. We also purchased a commercial excess policy with a $100 million limit for our subsidiaries for professional and general liability exposure in excess of $95 million per occurrence.

Our estimated liability for self-insured professional and general liability claims is based on a number of factors including, among other things, the number of asserted claims and reported incidents, estimates of losses for these claims based on recent and historical settlement amounts, estimate of incurred but not reported claims based on historical experience, and estimates of amounts recoverable under our commercial insurance policies. While we continuously monitor these factors, our ultimate liability for professional and general liability claims could change materially from our current estimates due to inherent uncertainties involved in making this estimate. Given our significant self-insured exposure for professional and general liability claims, there can be no assurance that a sharp increase in claims asserted against us will not have a material adverse effect on our future results of operations.

For the period from January 1, 1998 through December 31, 2001, most of our subsidiaries were covered under commercial insurance policies with PHICO, a Pennsylvania based insurance company that was placed into liquidation during the first quarter of 2002. As a result of PHICO's liquidation, we recorded a $40 million pre-tax charge during 2001 to reserve for PHICO claims that became our liability. However, we continue to be entitled to receive reimbursement from state insurance guaranty funds and/or PHICO's estate for a portion of certain claims ultimately paid by us.

As of December 31, 2006, the total accrual for our professional and general liability claims was $248 million ($245 million net of expected recoveries), of which $32 million is included in other current liabilities. As of December 31, 2005, the total accrual for our professional and general liability claims was $225 million ($216 million net of expected recoveries), of which $24 million is included in other current liabilities. Included in other assets was $3 million as of December 31, 2006 and $9 million as of December 31, 2005, related to estimated expected recoveries from various state guaranty funds in connection with PHICO related professional and general liability claims payments.

Prior to 2006, we had commercial insurance policies for a large portion of our property loss exposure which provided coverage with varying sub-limits and aggregates for property and business interruption losses resulting from damage sustained from fire, flood, windstorm and earthquake. The specific amount of commercial insurance coverage was dependent on factors such as location of the facility and loss causation. Due to a sharp increase in property losses experienced nationwide in recent years, the cost of commercial property insurance has increased significantly. As a result, catastrophic coverage for flood and earthquake has been limited to annual aggregate losses, windstorms have been limited to per occurrence losses and coverage has been limited to lower sub-limits for named windstorms and earthquakes in certain states such as Alaska, California, Puerto Rico and Washington and for floods in facilities located in designated flood zones. Given these insurance market conditions, there can be no assurance that a continuation of these unfavorable trends, or a sharp increase in uninsured property losses sustained by us, will not have a material adverse effect on our future results of operations.

Relationship with Universal Health Realty Income Trust

At December 31, 2006, we held approximately 6.7% of the outstanding shares of Universal Health Realty Income Trust (the "Trust"). We serve as Advisor to the Trust under an annually renewable advisory agreement, pursuant to the terms of which, we conduct the Trust's day-to-day affairs, provide administrative services and present investment opportunities. In addition, certain of our officers and directors are also officers and/or directors of the Trust. Management believes that it has the ability to exercise significant influence over the Trust, therefore we account for our investment in the Trust using the equity method of accounting. We earned an advisory fee from the Trust, which is included in net revenues in the accompanying Consolidated Statements of Income, of $1.4 million during each of 2006 and 2005 and $1.5 million during 2004. Our pre-tax share of income from the Trust was $2.3 million in 2006, of which $1.4 million is included in net revenues in the accompanying Consolidated Statements of Income and the remaining $900,000 is recorded as a reduction to our hurricane related expenses. Our pre-tax share of income from the Trust was $1.7 million in 2005 and $1.6 million during 2004 and is included in net revenues during the respective years. The carrying value of this investment was $10.2 million and $9.7 million at December 31, 2006 and 2005, respectively, and is included in other assets in the accompanying consolidated balance sheets. The market value of this investment was $30.7 million at December 31, 2006 and $24.7 million at December 31, 2005.

Total rent expense under the operating leases on the hospital facilities with the Trust was $16.0 million during 2006, $16.0 million during 2005 and $16.1 million during 2004, respectively, including bonus rent of $4.3 million during 2006, $4.5 million during 2005 and $4.7 million during 2004. In addition, certain of our subsidiaries are tenants in several medical office buildings owned by limited liability companies in which the Trust holds non-controlling ownership interests.

The Trust commenced operations in 1986 by purchasing certain properties from us and immediately leasing the properties back to our respective subsidiaries. Most of the leases were entered into at the time the Trust commenced operations and provided for initial terms of 13 to 15 years with up to six additional 5-year renewal terms. Each lease also provided for additional or bonus rental, as discussed below. In 1998, the lease for McAllen Medical Center was amended to provide that the last two renewal terms would also be fixed at the initial agreed upon rental. This lease amendment was in connection with certain concessions granted by us with respect to the renewal of other leases. The base rents are paid monthly and the bonus rents are computed and paid on a quarterly basis, based upon a computation that compares current quarter revenue to a corresponding quarter in the base year. The leases with our subsidiaries are unconditionally guaranteed by us and are cross-defaulted with one another.

Pursuant to the terms of the leases with the Trust, we have the option to renew the leases at the lease terms described above by providing notice to the Trust at least 90 days prior to the termination of the then current term. In addition, we have rights of first refusal to: (i) purchase the respective leased facilities during and for 180 days after the lease terms at the same price, terms and conditions of any third-party offer, or; (ii) renew the lease on the respective leased facility at the end of, and for 180 days after, the lease term at the same terms and conditions pursuant to any third-party offer. We also have the right to purchase the respective leased facilities at the end of the lease terms or any renewal terms at the appraised fair market value. In addition, as part of the overall exchange and substitution proposal relating to Chalmette Medical Center ("Chalmette"), as discussed below, as well as the early five year lease renewals on Southwest Healthcare System-Inland Valley Campus ("Inland Valley"), Wellington Regional Medical Center ("Wellington"), McAllen Medical Center ("McAllen") and The

Bridgeway ("Bridgeway"), the Trust agreed to amend the Master Lease to include a change of control provision. The change of control provision grants us the right, upon one month's notice should a change of control of the Trust occur, to purchase any or all of the four leased hospital properties at their appraised fair market value purchase price.

During the third quarter of 2005, Chalmette, our two story, 138-bed acute care hospital located in Chalmette, Louisiana was severely damaged and closed as a result of Hurricane Katrina. The majority of the real estate assets of Chalmette were leased from the Trust by our subsidiary and, in accordance with the terms of the lease, and as part of an overall evaluation of the leases between our subsidiaries and the Trust, we elected to offer substitution properties to the Trust rather than exercise our right to rebuild the facility or offer cash for Chalmette. Independent appraisals were obtained by the Trust and us which indicated that the pre-hurricane fair market value of the leased facility was $24.0 million.

During the third quarter of 2006, we completed the previously disclosed asset exchange and substitution pursuant to the Asset Exchange and Substitution Agreement with the Trust that we entered into during the second quarter of 2006 whereby the Trust agreed to terminate the lease between Chalmette and the Trust and to transfer the real property assets and all rights attendant thereto (including insurance proceeds) of Chalmette to us in exchange and substitution for newly constructed real property assets owned by us ("Capital Additions") at Wellington, Bridgeway and Inland Valley, in satisfaction of the obligations under the Chalmette lease. We are obligated to complete the Inland Valley Capital Addition or, subject to the Trust's approval, offer to either provide alternative substitution property or pay to the Trust an amount in cash equal to the substitution value of the Capital Addition. This transaction did not qualify as a sale pursuant to Statement of Financial Accounting Standards ("SFAS") No. 66—Accounting for Sales of Real Estate, and is being accounted for in accordance with the financing method prescribed by SFAS No. 98—Accounting for Leases. The total rent payable by us to the Trust on the Capital Additions included in the substitution package (excluding the rent on the Inland Valley Capital Addition in excess of $11 million, if any) is expected to closely approximate the $1.6 million to $1.7 million total annual rent paid by us to the Trust under the Chalmette lease during the three years preceding Hurricane Katrina.

Also in April of 2006, as part of the overall arrangement with the Trust, we agreed to early five year renewals of the leases between the Trust and each of Inland Valley, Wellington and McAllen, which were scheduled to mature on December 31, 2006, and Bridgeway, which was scheduled to mature on December 31, 2009, on the same economic terms as the current leases. To reflect the lease renewals, on April 24, 2006, the Trust and each of the individual lessees entered into amended and restated leases relating to their respective, individual properties.

After giving effect to the Asset Exchange and Substitution Agreement and the various lease renewals discussed above, our subsidiaries lease four hospital facilities owned by the Trust with terms expiring in 2011 through 2014. The table below details the renewal options and terms for each of our four hospital facilities:

Hospital Name	Type of Facility	Annual Minimum Rent	End of Lease Term	Renewal Term (years)
McAllen Medical Center	Acute Care	$ 5,485,000	December, 2011	20 (a)
Wellington Regional Medical Center	Acute Care	$ 3,030,000	December, 2011	20 (b)
Southwest Healthcare System, Inland Valley Campus	Acute Care	$2,597,000 (d)	December, 2011	20 (b)
The Bridgeway	Behavioral Health	$ 930,000	December, 2014	10 (c)

(a) We have four 5-year renewal options at existing lease rates (through 2031).

(b) We have two 5-year renewal options at existing lease rates (through 2021) and two 5-year renewal options at fair market value lease rates (2022 through 2031).

(c) We have two 5-year renewal options at fair market value lease rates (2015 through 2024).

(d) Excludes potential incremental rent, if any, on Capital Additions in excess of $11.0 million.

On December 31, 2004, we completed the purchase of the real estate assets of the Virtue Street Pavilion, located in Chalmette, Louisiana, from the Trust. The purchase was completed pursuant to the exercise of an option granted to us, under the previous lease for the facility. The purchase price for the facility was $7.3 million and was determined, in accordance with the terms of the lease, based upon independent appraisals obtained by both us and the Trust.

Executive Officers of the Registrant

The executive officers, whose terms will expire at such time as their successors are elected, are as follows:

Name and Age	Present Position with the Company
Alan B. Miller (69)	Chairman of the Board, President and Chief Executive Officer
Steve G. Filton (49)	Senior Vice President, Chief Financial Officer and Secretary
Kevin J. Gross (51)	Senior Vice President
Debra K. Osteen (51)	Senior Vice President
Michael Marquez (53)	Vice President
Marc D. Miller (36)	Vice President and Director
Richard C. Wright (59)	Vice President

Mr. Alan B. Miller has been Chairman of the Board, President and Chief Executive Officer since inception. Prior thereto, he was President, Chairman of the Board and Chief Executive Officer of American Medicorp, Inc. He currently serves as Chairman of the Board, Chief Executive Officer and President of Universal Health Realty Income Trust. Mr. Miller also serves as a Director of Penn Mutual Life Insurance Company and Broadlane, Inc. (an e-commerce marketplace for healthcare supplies, equipment and services). He is the father of Marc D. Miller, a Vice President and Director.

Mr. Filton was elected Senior Vice President and Chief Financial Officer in February, 2003 and he was elected Secretary in September, 1999. He had served as Vice President and Controller since 1991.

Mr. Gross joined us in February, 2006 as Senior Vice President responsible for our Acute Care Hospitals. Mr. Gross has previously served as President of Ardent Health Services, Oklahoma Division from 2004 to 2006, as President and Chief Executive Officer of United Regional Health Care System from 2000 to 2004, as President and Chief Executive Officer of Presbyterian/St. Luke's Medical Center from 1994 to 2000, as President of the Midwest Division at Columbia/HCA Healthcare Corporation from 1994 to 1997, and as President and Chief Executive Officer of Northwest Texas Healthcare System from 1988 to 1994.

Ms. Osteen is responsible for our Behavioral Health Care facilities and was elected Senior Vice President in December, 2005 and Vice President in January, 2000. She has served in various capacities related to our Behavioral Health Care facilities since 1984.

Mr. Marquez was elected Vice President in June, 2004 and is responsible for our acute care hospitals located in the Western Region. Mr. Marquez has been Vice President of our Acute Care, Western Region Division since December, 2000.

Mr. Marc D. Miller was elected as a Director in May, 2006 and has been a Vice President since January, 2005. Mr. Marc D. Miller has served in various capacities related to our acute care division since 2000. He is the son of Alan B. Miller, our Chief Executive Officer and Chairman of the Board.

Mr. Wright was elected Vice President in May, 1986. Mr. Wright has served in various capacities since 1978 and is currently responsible for our acquisitions and development function.

ITEM 1A. *Risk Factors*

We are subject to numerous known and unknown risks, many of which are described below and elsewhere in this Annual Report. Any of the events described below could have a material adverse effect on our business, financial condition and results of operations. Additional risks and uncertainties that we are not aware of, or that we currently deem to be immaterial, could also impact our business and results of operations.

A significant portion of our revenues is produced by a small number of our facilities, which are concentrated in Texas and Nevada.

We have a majority ownership interest in four operating acute care hospitals in the Las Vegas, Nevada market and one that is currently under construction scheduled to be completed and opened during the fourth quarter of 2007. The four hospitals that are in operation, Valley Hospital Medical Center, Summerlin Hospital Medical Center, Desert Springs Hospital and Spring Valley Medical Center, on a combined basis, contributed 21% in 2006, 20% in 2005, and 18% in 2004 of our consolidated net revenues. On a combined basis, after deducting an allocation for corporate overhead expense, these facilities generated 30% in 2006, 23% in 2005, and 12% in 2004 of our earnings before income taxes (excluding the pre-tax hurricane related expenses of $14 million and pre-tax hurricane insurance recoveries of $182 million recorded during 2006 and excluding the pre-tax hurricane related expenses of $165 million and pre-tax hurricane insurance recoveries of $82 million recorded during 2005).

In addition, McAllen Medical Center, which includes McAllen Heart Hospital and South Texas Behavioral Health Center, located in McAllen, Texas, and Edinburg Regional Medical Center, which includes Edinburg Children's Hospital, located in Edinburg, Texas, operate within the same market. On a combined basis, these facilities contributed 8% in 2006, 8% in 2005, and 10% in 2004, of our consolidated net revenues. On a combined basis, after deducting an allocation for corporate overhead expense, these facilities generated 1% in 2006, 4% in 2005, and 13% in 2004 of our earnings before income taxes (excluding the pre-tax hurricane related expenses of $14 million and pre-tax hurricane insurance recoveries of $182 million recorded during 2006 and excluding the pre-tax hurricane related expenses of $165 million and pre-tax hurricane insurance recoveries of $82 million recorded during 2005). As discussed in *Management's Discussion and Analysis of Operations and*

Financial Condition—Acute Care Hospital Services, our facilities in the McAllen/Edinburg, Texas market have experienced significant declines in operating performance due to continued intense hospital and physician competition in the market. We cannot predict the future performance of our facilities in the McAllen/Edinburg, Texas or Las Vegas, Nevada markets, however, declines in performance of these facilities could materially reduce our future revenues and net income.

In addition, the significant portion of our revenues derived from these facilities makes us particularly sensitive to regulatory, economic, environmental and competition changes in Texas and Nevada. Any material change in the current payment programs or regulatory, economic, environmental or competitive conditions in these states could have a disproportionate effect on our overall business results.

Our revenues and results of operations are significantly affected by payments received from the government and other third party payors.

We derive a significant portion of our revenue from third party payors, including the Medicare and Medicaid programs. Changes in these government programs in recent years have resulted in limitations on reimbursement and, in some cases, reduced levels of reimbursement for health care services. Payments from federal and state government programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review, and federal and state funding restrictions, all of which could materially increase or decrease program payments, as well as affect the cost of providing service to patients and the timing of payments to facilities. We are unable to predict the effect of future policy changes on our operations. In addition, the uncertainty and fiscal pressures placed upon federal and state governments as a result of, among other things, the ongoing military engagement in Iraq, the War on Terrorism and the relief efforts related to hurricanes and other disasters, may affect the availability of taxpayer funds for Medicare and Medicaid programs. If the rates paid or the scope of services covered by government payors are reduced, there could be a material adverse effect on our business, financial position, results of operations.

We receive a large concentration of our Medicaid revenues from Texas and significant amounts from Pennsylvania, Washington, DC and Illinois. We can provide no assurance that reductions to Medicaid revenues, particularly in these states, will not have a material adverse effect on our business, financial condition or results of operations.

In addition to changes in government reimbursement programs, our ability to negotiate favorable contracts with private payors, including managed care providers, significantly affects the revenues and operating results of our hospitals. Private payors, including managed care providers, increasingly are demanding that we accept lower rates of payment.

We expect continued third party efforts to aggressively manage reimbursement levels and cost controls. Reductions in reimbursement amounts received from third party payors could have a material adverse effect on our financial position and our results of operations.

An increase in uninsured and underinsured patients in our acute care facilities or the deterioration in the collectibility of the accounts of such patients could harm our results of operations.

Collection of receivables from third-party payors and patients is our primary source of cash and is critical to our operating performance. Our primary collection risks relate to uninsured patients and the portion of the bill that is the patient's responsibility, which primarily includes co-payments and deductibles. We estimate our provisions for doubtful accounts based on general factors such as payor mix, the agings of the receivables and historical collection experience. We routinely review accounts receivable balances in conjunction with these factors and other economic conditions that might ultimately affect the collectibility of the patient accounts and make adjustments to our allowances as warranted. Significant changes in business office operations, payor mix, economic conditions or trends in federal and state governmental health coverage could affect our collection of accounts receivable, cash flow and results of operations. If we experience unexpected increases in the growth of uninsured and underinsured patients or in bad debt expenses, our results of operations could be harmed.

We cannot be certain of the availability and terms of capital to fund the growth of our business when needed.

We require substantial capital resources to fund our acquisition growth strategy and our ongoing capital expenditure programs for renovation, expansion, construction and addition of medical equipment and technology. We believe that our capital expenditure program is adequate to expand, improve and equip our existing hospitals. We cannot predict, however, whether financing for our growth plans and capital expenditure programs will available to us on satisfactory terms when needed, which could harm our business.

In addition, the degree to which we are, or in the future may become, leveraged, our ability to obtain financing could be adversely impacted and could make us more vulnerable to competitive pressures. Our ability to meet existing and future debt obligations, depends upon our future performance and our ability to secure additional financing on satisfactory terms, each of which is subject to financial, business and other factors that are beyond our control. Any failure by us to meet our financial obligations would harm our business.

Fluctuations in our operating results quarter to quarter earning and other factors may result in decreases in the price of our common stock.

The stock markets have experienced volatility that has often been unrelated to operating performance. These broad market fluctuations may adversely affect the trading price of our common stock and, as a result, there may be significant volatility in the market price of our common stock. If we are unable to operate our hospitals as profitably as we have in the past or as our stockholders expect us to in the future, the market price of our common stock will likely decline as stockholders could sell shares of our common stock when if becomes apparent that the market expectations may not be realized.

In addition to our operating results, many economic and seasonal factors outside of our control could have an adverse effect on the price of our common stock and increase fluctuations in our quarterly earnings. These factors include certain of the risks discussed herein, demographic changes, operating results of other hospital companies, changes in our financial estimates or recommendations of securities analysts, speculation in the press or investment community, the possible effects of war, terrorist and other hostilities, adverse weather conditions, the level of seasonal illnesses, managed care contract negotiations and terminations, changes in general conditions in the economy or the financial markets, or other developments affecting the health care industry.

Our hospitals face competition for patients from other hospitals and health care providers.

The health care industry is highly competitive and competition among hospitals and other health care providers for patients and physicians has intensified in recent years. In all of the geographical areas in which we operate, there are other hospitals that provide services comparable to those offered by our hospitals. Some of our competitors include hospitals that are owned by tax supported governmental agencies or by nonprofit corporations and may be supported by endowments and charitable contributions and exempt from property, sales and income taxes. Such exemptions and support are not available to us.

In some markets, certain of our competitors may have greater financial resources, be better equipped and offer a broader range of services than us. The number of inpatient facilities, as well as outpatient surgical and diagnostic centers, many of which are fully or partially owned by physicians, in the geographic areas in which we operate has increased significantly. As a result, most of our hospitals operate in an increasingly competitive environment.

During the past several years, the operating results of our facilities located in the McAllen/Edinburg, Texas market have been pressured by continued intense hospital and physician competition as a physician-owned hospital in the market has eroded a portion of our higher margin business, including cardiac procedures. In response to these competitive pressures, we have undertaken significant capital investment in the market, including Edinburg Children's Hospital, a new dedicated 120-bed children's facility, which was completed and opened in March, 2006, as well as South Texas Behavioral Health Center, a 134-bed replacement behavioral facility, which was completed and opened in late June, 2006. Although we experienced significant declines in inpatient volumes in this market during 2005 and 2004, patient volumes at these facilities have stabilized during 2006 as we experienced a 1.1% increase in combined inpatient admissions and a 1.9% decrease in combined patient days during 2006 as compared to 2005. The increase in the combined inpatient admissions during 2006 resulted primarily from the opening of the Children's Hospital and Behavioral Health Center. Combined income before income taxes at the facilities in this market decreased $4 million during 2006 as compared to 2005. Excluding the effect of retroactive state Medicaid disproportionate share hospital payments recorded during 2006, combined income before income taxes at these facilities decreased $9 million during 2006 as compared to 2005. During 2005, combined admissions and patient days at these facilities decreased 7.5% and 13.5%, respectively, as compared to 2004. Combined income before income taxes at these facilities decreased $17 million during 2005, as compared to 2004. A continuation of increased provider competition in this market, as well as additional capacity under construction by us and others, could result in additional erosion of the net revenues and financial operating results of our acute care facilities in this market. We expect the competitive pressures in the market to continue and potentially intensify if additional capacity is added to the market in future periods by our competitors.

If our competitors are better able to attract patients, recruit physicians and other healthcare professionals, expand services or obtain favorable managed care contracts at their facilities, we may experience a decline in patient volume and our business may be harmed.

Our performance depends on our ability to recruit and retain quality physicians.

Typically, physicians are responsible for making hospital admissions decisions and for directing the course of patient treatment. As a result, the success and competitive advantage of our hospitals depends, in part, on the number and quality of the physicians on the medical staffs of our hospitals, the admitting practices of those physicians and our maintenance of good relations with those physicians. Physicians generally are not employees of our hospitals and, in a number of our markets, physicians have admitting privileges at other hospitals in addition to our hospitals. They may terminate their affiliation with us at any time. If we are unable to provide high ethical and professional standards, adequate support personnel or technologically advanced equipment and facilities that meet the needs of those physicians, they may be discouraged from referring patients to our facilities and our results of operations may decline.

It may become difficult for us to attract an adequate number of physicians to practice in certain of the non-urban communities in which our hospitals are located. Our failure to recruit physicians to these communities or the loss of physicians in these communities could make it more difficult to attract patients to our hospitals and thereby may have a material adverse effect on our business, financial condition and results of operations.

Our performance depends on our ability to attract and retain qualified nurses and medical support staff and we face competition for staffing that may increase our labor costs and harm our results of operations.

We depend on the efforts, abilities, and experience of our medical support personnel, including our nurses, pharmacists and lab technicians and other health care professionals. We compete with other health care providers in recruiting and retaining qualified hospital management, nurses and other medical personnel.

The nationwide shortage of nurses and other medical support personnel has been a significant operating issue facing us and other health care providers. This shortage may require us to enhance wages and benefits to recruit and retain nurses and other medical support personnel or require us to hire expensive temporary personnel. In addition, in some markets like California, there are requirements to maintain specified nurse-staffing levels. To the extent we cannot meet those levels, we may by required to limit the healthcare services provided in these markets which would have a corresponding adverse effect on our net operating revenues.

We cannot predict the degree to which we will be affected by the future availability or cost of attracting and retaining talented medical support staff. If our general labor and related expenses increase we may not be able to raise our rates correspondingly. Our failure to either recruit and retain qualified hospital management, nurses and other medical support personnel or control our labor costs could harm our results of operations.

We depend heavily on key management personnel and the departure of one or more of our key executives or a significant portion of our local hospital management personnel could harm our business.

The expertise and efforts of our senior executives and key members of our local hospital management personnel are critical to the success of our business. The loss of the services of one or more of our senior executives or of a significant portion of our local hospital management personnel could significantly undermine our management expertise and our ability to provide efficient, quality health care services at our facilities, which could harm our business.

We may be subject to liabilities from claims brought against our facilities and governmental investigations.

We are subject to medical malpractice lawsuits, product liability lawsuits, governmental investigations and other legal actions in the ordinary course of business. Some of these actions may involve large claims, as well as significant defense costs (See "Legal Proceedings"). We cannot predict the outcome of these lawsuits or investigations or the effect that findings in such lawsuits or investigations may have on us. All professional and general liability insurance we purchase is subject to policy limitations. We believe that, based on our past experience and actuarial estimates, our insurance coverage is sufficient to cover claims arising from the operations of our hospitals. While we continuously monitor our coverage, our ultimate liability for professional and general liability claims could change materially from our current estimates. If such policy limitations should be partially or fully exhausted in the future, or payments of claims exceed our estimates or are not covered by our insurance, it could have a material adverse effect on our operations.

Our growth strategy depends on acquisitions, and we may not be able to continue to acquire hospitals that meet our target criteria. We may also have difficulties acquiring hospitals from not-for-profit entities due to regulatory scrutiny.

Acquisitions of hospitals in select markets are a key element of our growth strategy. We face competition for acquisition candidates primarily from other for-profit health care companies, as well as from not-for-profit entities. Some of our competitors have greater resources than we do. Also, suitable acquisitions may not be accomplished due to unfavorable terms.

In addition, many states have enacted, or are considering enacting, laws that affect the conversion or sale of not-for-profit hospitals to for-profit entities. These laws generally require prior approval from the state attorney general, advance notification and community involvement. In addition, attorney generals in states without specific conversion legislation may exercise discretionary authority over such transactions. Although the level of government involvement varies from state to state, the trend is to provide for increased governmental review and, in some cases, approval of a transaction in which a not-for-profit entity sells a health care facility to a for-profit entity. The adoption of new or expanded conversion legislation, increased review of not-for-profit hospital conversions or our inability to effectively compete against other potential purchasers could make it more difficult for us to acquire additional hospitals, increase our acquisition costs or make it difficult for us to acquire hospitals that meet our target acquisition criteria, any of which could adversely affect our growth strategy and results of operations.

Further, the cost of an acquisition could result in a dilutive effect on our results of operations, depending on various factors, including the amount paid for the acquisition, the acquired hospital's results of operations, allocation of the purchase price, effects of subsequent legislation and limits on rate increases.

We may fail to improve or integrate the operations of the hospitals we acquire, which could harm our results of operations and adversely affect our growth strategy.

We may be unable to timely and effectively integrate the hospitals that we acquire with our ongoing operations. We may experience delays in implementing operating procedures and systems in newly acquired hospitals. Integrating a new hospital could be expensive and time consuming and could disrupt our ongoing business, negatively affect cash flow and distract management and other key personnel. In addition, acquisition activity requires transitions from, and the integration of, operations and, usually, information systems that are used by acquired hospitals. In addition, some of the hospitals we acquire had significantly lower operating margins than the hospitals we operate prior to the time of our acquisition. If we fail to improve the operating margins of the hospitals we acquire, operate such hospitals profitably or effectively integrate the operations of acquired hospitals, our results of operations could be harmed.

If we acquire hospitals with unknown or contingent liabilities, we could become liable for material obligations.

Hospitals that we acquire may have unknown or contingent liabilities, including but not limited to, liabilities for failure to comply with applicable laws and regulations. Although we typically attempt to exclude significant liabilities from our acquisition transactions and seek indemnification from the sellers of such hospitals for these matters, we could experience difficulty enforcing those obligations or we could incur material liabilities for the past activities of hospitals we acquire. Such liabilities and related legal or other costs and/or resulting damage to a facility's reputation could harm our business.

State efforts to regulate the construction or expansion of health care facilities could impair our ability to expand.

Many of the states in which we operate hospitals have enacted CON laws as a condition prior to hospital capital expenditures, construction, expansion, modernization or initiation of major new services. Our failure to obtain necessary state approval could result in our inability to complete a particular hospital acquisition, expansion or replacement, make a facility ineligible to receive reimbursement under the Medicare or Medicaid programs, result in the revocation of a facility's license or impose civil or criminal penalties on us, any of which could harm our business.

In addition, significant CON reforms have been proposed in a number of states that would increase in the capital spending thresholds and provide exemptions of various services from review requirements. In the past, we have not experienced any material adverse effects from those requirements, but we cannot predict the impact of these changes upon our operations.

If we fail to comply with extensive laws and government regulations, we could suffer civil or criminal penalties or be required to make significant changes to our operations that could reduce our revenue and profitability.

The health care industry is required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things:

- hospital billing practices and prices for services;
- relationships with physicians and other referral sources;
- adequacy of medical care and quality of medical equipment and services;

- ownership of facilities;
- qualifications of medical and support personnel;
- confidentiality, maintenance and security issues associated with health-related information and patient medical records;
- the screening, stabilization and transfer of patients who have emergency medical conditions;
- licensure and accreditation of our facilities;
- operating policies and procedures, and;
- construction or expansion of facilities and services.

Among these laws are the False Claims Act, HIPAA, the federal anti-kickback statute and the Stark Law. These laws, and particularly the anti-kickback statute and the Stark Law, impact the relationships that we may have with physicians and other referral sources. We have a variety of financial relationships with physicians who refer patients to our facilities, including employment contracts, leases and professional service agreements. We also provide financial incentives, including minimum revenue guarantees, to recruit physicians into communities served by our hospitals. The OIG has enacted safe harbor regulations that outline practices that are deemed protected from prosecution under the anti-kickback statute. A number of our current arrangements, including financial relationships with physicians and other referral sources, may not qualify for safe harbor protection under the anti-kickback statute. Failure to meet a safe harbor does not mean that the arrangement necessarily violates the anti-kickback statute, but may subject the arrangement to greater scrutiny. We cannot assure that practices that are outside of a safe harbor will not be found to violate the anti-kickback statute.

These laws and regulations are extremely complex and, in many cases, we don't have the benefit of regulatory or judicial interpretation. In the future, it is possible that different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated one or more of these laws, or the public announcement that we are being investigated for possible violations of one or more of these laws (see "Legal Proceedings"), could have a material adverse effect on our business, financial condition or results of operations and our business reputation could suffer significantly. In addition, we cannot predict whether other legislation or regulations at the federal or state level will be adopted, what form such legislation or regulations may take or what their impact on us may be. See *Business—Self-Referral and Anti-Kickback Legislation.*

If we are deemed to have failed to comply with the anti-kickback statute, the Stark Law or other applicable laws and regulations, we could be subjected to liabilities, including criminal penalties, civil penalties (including the loss of our licenses to operate one or more facilities), and exclusion of one or more facilities from participation in the Medicare, Medicaid and other federal and state health care programs. The imposition of such penalties could have a material adverse effect on our business, financial condition or results of operations.

We are subject to uncertainties regarding health care reform.

An increasing number of legislative initiatives have been introduced or proposed in recent years that would result in major changes in the health care delivery system on a national or a state level. Among the proposals that have been introduced are price controls on hospitals, insurance market reforms to increase the availability of group health insurance to small businesses, requirements that all businesses offer health insurance coverage to their employees and the creation of government health insurance plans that would cover all citizens and increase payments by beneficiaries. We cannot predict whether any of the above proposals or other proposals will be adopted and, if adopted, no assurances can be given that their implementation will not have a material adverse effect on our business, financial condition or results of operations.

If the number of patients treated by our subsidiary hospitals in accordance with applicable law and each hospital's indigent and charity care guidelines increase, our results of operations may be harmed.

In accordance with our internal policies and procedures, as well as EMTALA, we provide a medical screening examination to any individual who comes to one of our hospitals while in active labor and/or seeking medical treatment (whether or not such individual is eligible for insurance benefits and regardless of ability to pay) to determine if such individual has an emergency medical condition. If it is determined that such person has an emergency medical condition, we provide such further medical examination and treatment as is required to stabilize the patient's medical condition, within the facility's capability, or arrange for transfer of such individual to another medical facility in accordance with applicable law and the treating hospital's written procedures. If the number of indigent and charity care patients with emergency medical conditions we treat increases significantly, our results of operations may be harmed.

Controls designed to reduce inpatient services may reduce our revenues.

Controls imposed by third-party payors designed to reduce admissions and lengths of stay, commonly referred to as "utilization review," have affected and are expected to continue to affect our facilities. Utilization review entails the review of the admission and course of treatment of a patient by managed care plans. Inpatient utilization, average lengths of stay and occupancy rates continue to be negatively affected by payor-required preadmission authorization and utilization review and by payor pressure to maximize outpatient and alternative health care delivery services for less acutely ill patients. Efforts to impose more stringent cost controls are expected to continue. Although we cannot predict the effect these changes will have on our operations, significant limits on the scope of services reimbursed and on reimbursement rates and fees could have a material adverse effect on our business, financial position and results of operations.

We are subject to significant corporate regulation as a public company and failure to comply with all applicable regulations could subject us to liability or negatively affect our stock price.

As a publicly traded company, we are subject to a significant body of regulation, including the Sarbanes-Oxley Act of 2002. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices in corporate governance and continue to update this program in response to newly implemented or changing regulatory requirements, we cannot provide assurance that we are or will be in compliance with all potentially applicable corporate regulations. For example, we cannot provide assurance that in the future our management will not find a material weakness in connection with its annual review of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We also cannot provide assurance that we could correct any such weakness to allow our management to assess the effectiveness of our internal control over financial reporting as of the end of our fiscal year in time to enable our independent registered public accounting firm to state that such assessment will have been fairly stated in our Annual Report on Form 10-K or state that we have maintained effective internal control over financial reporting as of the end of our fiscal year. If we fail to comply with any of these regulations, we could be subject to a range of regulatory actions, fines or other sanctions or litigation. If we must disclose any material weakness in our internal control over financial reporting, our stock price could decline.

Different interpretations of accounting principles could have a material adverse effect on our results of operations or financial condition.

Generally accepted accounting principles are complex, continually evolving and may be subject to varied interpretation by us, our independent registered public accounting firm and the SEC. Such varied interpretations could result from differing views related to specific facts and circumstances. Differences in interpretation of generally accepted accounting principles could have a material adverse effect on our financial position or results of operations.

We continue to see rising costs in construction materials and labor. Such increased costs could have an adverse affect on the cash flow return on investment relating to our capital projects.

Because of the recent global and regional events, the cost of construction materials and labor has significantly increased. As we continue to invest in modern technologies, emergency rooms and operating room expansions, the construction of medical office buildings for physician expansion and reconfiguring the flow of patient care, we spend large amounts of money generated from our operating cash flow or borrowed funds. In addition, we have commitments with unrelated third-parties to build newly constructed facilities with a specified minimum number of beds and services. Although we evaluate the financial feasibility of such projects by determining whether the projected cash flow return on investment exceeds our cost of capital, such returns may not be achieved if the cost of construction continues to rise significantly or the expected patient volumes are not attained.

ITEM 1B. ***Unresolved Staff Comments***

None.

ITEM 2. *Properties*

Executive Offices

We own an office building with 68,000 square feet available for use located on 11 acres of land in King of Prussia, Pennsylvania.

Facilities

The following tables set forth the name, location, type of facility and, for acute care hospitals and behavioral health care facilities, the number of licensed beds:

Acute Care Hospitals

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
Aiken Regional Medical Centers	Aiken, South Carolina	230	Owned
Aurora Pavilion	Aiken, South Carolina	47	Owned
Auburn Regional Medical Center	Auburn, Washington	149	Owned
Central Montgomery Medical Center	Lansdale, Pennsylvania	125	Owned
Centennial Hills Hospital Medical Center(2)	Las Vegas, Nevada	170	Owned
Chalmette Medical Center			
Chalmette Medical Center(1)	Chalmette, Louisiana	138	Owned
Virtue Street Pavilion(1)	Chalmette, Louisiana	57	Owned
Corona Regional Medical Center	Corona, California	228	Owned
Desert Springs Hospital(2)	Las Vegas, Nevada	286	Owned
Doctors' Hospital of Laredo	Laredo, Texas	180	Owned
Edinburg Regional Medical Center			
Edinburg Regional Medical Center	Edinburg, Texas	168	Owned
Edinburg Children's Hospital	Edinburg, Texas	120	Owned
Fort Duncan Regional Medical Center	Eagle Pass, Texas	104	Owned
The George Washington University Hospital(3)	Washington, D.C.	371	Owned
Lakewood Ranch Medical Center	Bradenton, Florida	120	Owned
Lancaster Community Hospital	Lancaster, California	117	Owned
Manatee Memorial Hospital	Bradenton, Florida	319	Owned
McAllen Medical Center(5)			
McAllen Medical Center	McAllen, Texas	490	Leased
McAllen Heart Hospital	McAllen, Texas	73	Owned
South Texas Behavioral Health Center	McAllen, Texas	134	Owned
Methodist Hospital(11)			
Methodist Hospital(1)	New Orleans, Louisiana	306	Owned
Lakeland Medical Pavilion(1)	New Orleans, Louisiana	54	Owned
Northern Nevada Medical Center	Sparks, Nevada	100	Owned
Northwest Texas Healthcare System	Amarillo, Texas	489	Owned
The Pavilion at Northwest Texas Healthcare System	Amarillo, Texas	85	Owned
Palmdale Regional Medical Center (13)	Palmdale, California	171	Owned
Southwest Healthcare System(9)			
Inland Valley Campus	Wildomar, California	124	Leased
Rancho Springs Campus	Murrieta, California	96	Owned
Spring Valley Hospital Medical Center(2)	Las Vegas, Nevada	210	Owned
St. Mary's Regional Medical Center	Enid, Oklahoma	245	Owned
Summerlin Hospital Medical Center(2)	Las Vegas, Nevada	281	Owned
Texoma Medical Center	Denison, Texas	234	Owned
TMC Behavioral Health Center	Denison, Texas		Owned
Valley Hospital Medical Center(2)	Las Vegas, Nevada	404	Owned
Wellington Regional Medical Center(4)	West Palm Beach, Florida	143	Leased

Behavioral Health Care Facilities

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
Academy at Canyon Creek	Springville, Utah	128	Owned
Alabama Clinical Schools	Birmingham, Alabama	80	Owned
Anchor Hospital	Atlanta, Georgia	102	Owned
Arbour Counseling Services	Rockland, Massachusetts		Owned
The Arbour Hospital	Boston, Massachusetts	118	Owned
Arbour Senior Care	Rockland, Massachusetts		Owned
Arbour-Fuller Hospital	South Attleboro, Massachusetts	82	Owned
Arbour-HRI Hospital	Brookline, Massachusetts	68	Owned
Ascent Therapeutic Adventure Program	Naples, Idaho	120	Owned
Boulder Creek Academy	Bonners Ferry, Idaho	100	Owned
The Bridgeway(4)	North Little Rock, Arkansas	98	Leased
Bristol Youth Academy	Bristol, Florida	80	Owned
Broad Horizons	Ramona, California	40	Owned
Carmichael NPS	Carmichael, California	—	Owned
The Carolina Center for Behavioral Health	Greer, South Carolina	82	Owned
Casa de Lago	Canyon Lake, California	6	Owned
Cedar Grove Residential Treatment Center	Murfreesboro, Tennessee	34	Owned
Cedar Ridge	Oklahoma City, Oklahoma	36	Owned
Cedar Ridge Residential Treatment Center	Oklahoma City, Oklahoma	80	Owned
Center for Change	Orem, Utah	58	Owned
Chad Youth Enhancement Center	Ashland City, Tennessee	90	Owned
Clarion Psychiatric Center	Clarion, Pennsylvania	74	Owned
Coastal Harbor Treatment Center	Savannah, Georgia	122	Owned
Community Behavioral Health	Memphis, Tennessee	50	Leased
Compass Intervention Center	Memphis, Tennessee	88	Owned
Del Amo Hospital	Torrance, California	160	Owned
Desert Hot Springs NPS	Desert Hot Springs, California	—	Owned
Elmira NPS	Elmira, California	—	Owned
Fairmount Behavioral Health System	Philadelphia, Pennsylvania	180	Owned
Forest View Hospital	Grand Rapids, Michigan	62	Owned
Foundations for Living	Mansfield, Ohio	84	Owned
Glen Oaks Hospital	Greenville, Texas	54	Owned
Good Samaritan Counseling Center	Anchorage, Alaska	—	Owned
Grand Terrace NPS	Grand Terrace, California	—	Owned
Hampton Behavioral Health Center	Westhampton, New Jersey	100	Owned
Hartgrove Hospital	Chicago, Illinois	128	Owned
Hemet NPS	Hemet, California	—	Owned
Hermitage Hall	Nashville, Tennessee	100	Owned
Highlands Behavioral Health System	Highlands Ranch, Colorado	86	Owned
Highlander Children's Services	Riverside, California	30	Owned
Highlander NPS	Riverside, California	—	Owned
The Hope Program	Fountain, Florida	32	Owned
The Horsham Clinic	Ambler, Pennsylvania	146	Owned
Hospital San Juan Capestrano	Rio Piedras, Puerto Rico	108	Owned
Jacksonville Youth Center	Jacksonville, Florida	—	Owned
Keys of Carolina	Charlotte, North Carolina	48	Owned
Keystone Newport News	Newport News, Virginia	60	Owned
KeyStone Center	Wallingford, Pennsylvania	119	Owned
King George School	Sutton, Vermont	90	Owned
La Amistad Behavioral Health Services	Maitland, Florida	80	Owned
Laguna NPS	Laguna, California	—	Owned

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
Lakeside Behavioral Health System	Memphis, Tennessee	290	Owned
Laurel Heights Hospital	Atlanta, Georgia	112	Owned
Lincoln Trail Behavioral Health System	Radcliff, Kentucky	77	Owned
McDowell Center for Children	Dyersburg, Tennessee	31	Owned
Mar Vista NPS	Vista, California	—	Owned
Mar Vista Group Homes	Vista, California	37	Owned
Marion Youth Center	Marion, Virginia	48	Owned
The Meadows Psychiatric Center	Centre Hall, Pennsylvania	101	Owned
Meridell Achievement Center	Austin, Texas	112	Owned
Mid Valley Youth Center	Van Nuys, California	84	Owned
Midwest Center for Youth and Families	Kouts, Indiana	58	Owned
Mountain Youth Academy	Mountain City, Tennessee	60	Owned
Natchez Trace Youth Academy	Waverly, Tennessee	85	Owned
North Star Hospital	Anchorage, Alaska	74	Owned
North Star Bragaw Residential Treatment Center	Anchorage, Alaska	34	Owned
North Star DeBarr Residential Treatment Center	Anchorage, Alaska	60	Owned
North Star Palmer Residential Treatment Center	Palmer, Alaska	29	Owned
Northwest Academy	Bonners Perry, Idaho	120	Owned
Nueces County JJAEP NPS	Corpus Christi, Texas	—	Owned
Old Vineyard Behavioral Health	Winston-Salem, North Carolina	111	Owned
Parkwood Behavioral Health System	Olive Branch, Mississippi	112	Owned
The Pavilion	Champaign, Illinois	52	Owned
Peachford Behavioral Health System of Atlanta	Atlanta, Georgia	184	Owned
Pembroke Hospital	Pembroke, Massachusetts	115	Owned
Pennsylvania Clinical Schools	Coatesville, Pennsylvania	110	Owned
Provo Canyon School	Provo, Utah	266	Owned
Ramona NPS	Ramona, California	—	Owned
Rancho Cucamonga NPS	Rancho Cucamonga, California	—	Owned
The Ridge Behavioral Health System	Lexington, Kentucky	110	Owned
Rivendell Behavioral Health Services of Arkansas	Benton, Arkansas	77	Owned
Rivendell Behavioral Health Services of Kentucky	Bowling Green, Kentucky	84	Owned
Riverside NPS	Riverside, California	—	Owned
River Crest Hospital	San Angelo, Texas	80	Owned
River Oaks Hospital	New Orleans, Louisiana	126	Owned
Rockford Center	Newark, Delaware	74	Owned
Roxbury	Shippensburg, Pennsylvania	78	Owned
St. Louis Behavioral Medicine Institute	St. Louis, Missouri	—	Owned
Shenandoah Valley Behavioral Center	Front Royal, Virginia	22	Leased
Sonoma NPS	Sonoma, California	—	Owned
Spring Mountain Sahara	Las Vegas, Nevada	30	Owned
Spring Mountain Treatment Center	Las Vegas, Nevada	82	Leased
Steele Canyon NPS	El Cajon, California	—	Owned
Stonington Institute	North Stonington, Connecticut	72	Owned
Talbott Recovery Campus	Atlanta, Georgia	—	Owned
Timberlawn Mental Health System	Dallas, Texas	124	Owned
Turning Point Care Center	Moultrie, Georgia	59	Owned
Turning Point Youth Center	St. Johns, Michigan	40	Owned
Two Rivers Psychiatric Hospital	Kansas City, Missouri	105	Owned
Upper East TN Juvenile Detention Facility	Johnson City, Tennessee	10	Owned
Vallejo NPS	Vallejo, California	—	Owned
Van Nuys NPS	Van Nuys, California	—	Owned
Ventura NPS	Ventura, California	—	Owned
Victorville NPS	Victorville, California	—	Owned

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
Westwood Lodge Hospital	Westwood, Massachusetts	133	Owned
Wyoming Behavioral Institute	Casper, Wyoming	70	Owned

Surgical Hospitals, Ambulatory Surgery Centers and Radiation Oncology Centers

Name of Facility	Location	Real Property Ownership Interest
Aiken Surgery Center(8)	Aiken, South Carolina	Owned
Auburn Regional Center for Cancer Care	Auburn, Washington	Leased
Cancer Institute of Nevada (7) (10)	Las Vegas, Nevada	Owned
Cancer Care Institute of Carolina	Aiken, South Carolina	Owned
Cornerstone Regional Hospital(12)	Edinburg, Texas	Leased
OJOS/Eye Surgery Specialists of Puerto Rico(7)	Santurce, Puerto Rico	Leased
Northwest Texas Surgery Center(7)	Amarillo, Texas	Leased
Palms Wellington ASC(12)	Royal Palm Beach, Florida	Leased
Providence Surgical and Medical Center(6)	Laredo, Texas	Leased
Surgery Center at Wellington(8)	West Palm Beach, Florida	Leased
Surgery Center of Midwest City(6)	Midwest City, Oklahoma	Leased
Surgical Arts Surgery Center(7)	Reno, Nevada	Leased

(1) Chalmette Medical Center, Virtue Street Pavilion, Methodist Hospital and Lakeland Medical Pavilion were severely damaged as a result of Hurricane Katrina during the third quarter of 2005 and remain closed and non-operational.

(2) Desert Springs Hospital, Summerlin Hospital Medical Center, Valley Hospital Medical Center, Spring Valley Hospital Medical Center and Centennial Hills Medical Center are owned by limited liability companies ("LLCs") in which we hold controlling, majority ownership interests of approximately 72%. The remaining minority ownership interests in these facilities are held by unaffiliated third-parties. All hospitals are managed by us. Centennial Hills Medical Center is currently under construction and is scheduled to be completed and opened during the fourth quarter of 2007.

(3) We hold an 80% ownership interest in this facility through a general partnership interest in limited partnership. The remaining 20% ownership interest is held by an unaffiliated, third-party.

(4) Real property leased from the Trust.

(5) Real property of McAllen Medical Center is leased from the Trust. Although the real property of the McAllen Heart Hospital or the newly constructed South Texas Behavioral Health Center is not leased from the Trust, the license for these facilities is included in McAllen Medical Center's license.

(6) We own general and limited partnership interests in a limited partnership that owns and operates this center.

(7) We own a majority interest in a LLC that owns and operates this center.

(8) We own a minority interest in a LLC that owns and operates this center.

(9) Real property of Southwest Healthcare System-Inland Valley Campus is leased from the Trust. Although the real property of the Southwest Healthcare System-Rancho Springs Campus is not leased from the Trust, the license for this facility is included in Southwest Healthcare System's license.

(10) Real property is owned by a limited partnership or LLC that is majority owned by us.

(11) As of December 31, 2006, Methodist Hospital and Lakeland Medical Pavilion are wholly-owned by us. In January, 2004, we purchased a controlling 90% ownership interest in a LLC (10% ownership interest was owned by a third-party) that owned the assets and operations of Methodist Hospital, and in February, 2004, this LLC purchased the assets and operations of Lakeland Medical Pavilion. In December, 2006, pursuant to the terms of the LLC agreement, the third-party exercised their "put option", requiring us to repurchase their minority ownership interest.

(12) We own non-controlling ownership interests of approximately 50% in the entities that operate these facilities.

(13) New acute-care facility currently under construction and scheduled to be completed and opened during the fourth quarter of 2008.

We own or lease medical office buildings adjoining some of our hospitals. We believe that the leases on the facilities, medical office buildings and other real estate leased or owned by us do not impose any material limitation on our operations. The aggregate lease payments on facilities leased by us were $35 million in 2006, $32 million in 2005 and $30 million in 2004.

ITEM 3. *Legal Proceedings*

We are subject to claims and suits in the ordinary course of business, including those arising from care and treatment afforded by our hospitals and are party to various other litigation, as outlined below.

We and our South Texas Health System affiliates, which operate McAllen Medical Center, McAllen Heart Hospital, Edinburg Regional Medical Center and certain other affiliates, were served with a subpoena dated November 21, 2005, issued by the Office of Inspector General of the Department of Health and Human Services. At that time, the Civil Division of the U.S. Attorney's office in Houston, Texas indicated that the subpoena was part of an investigation under the False Claims Act of compliance with Medicare and Medicaid rules and regulations pertaining to the employment of physicians and the solicitation of patient referrals from physicians from January 1, 1999 to the date of the subpoena related to the South Texas Health System. We continue to cooperate in the investigation. On February 16, 2007, our South Texas Health System affiliates were served with a search warrant in connection with what we have been advised is a related criminal investigation concerning the production of documents. At this time, we are unable to evaluate the existence or extent of any potential financial exposure in connection with this matter.

We monitor all aspects of our business and have developed a comprehensive ethics and compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. Because the law in this area is complex and constantly evolving, governmental investigation or litigation may result in interpretations that are inconsistent with industry practices, including ours. Although we believe our policies, procedures and practices comply with governmental regulations, no assurance can be given that we will not be subjected to further inquiries or actions, or that we will not be faced with sanctions, fines or penalties in connection with the investigation of our South Texas Health System affiliates. Even if we were to ultimately prevail, the government's inquiry and/or action in connection with this matter could have a material adverse effect on our future operating results.

On November 1, 2005, our management company and several of our facilities located in California, including Inland Valley Medical Center, Rancho Springs Medical Center, Del Amo Hospital and Corona Regional Medical Center ("Hospitals") were named as defendants in a wage and hour lawsuit filed in Los Angeles Superior Court under the caption *Lasko-Hoellinger, et al v. UHS of Delaware, Inc., et al.* Del Amo Hospital was subsequently dismissed from the case. While two of the four original plaintiffs in that case voluntarily requested that they be dismissed as plaintiffs from that lawsuit, the remaining two plaintiffs are seeking to have the matter certified as a class action. The remaining plaintiffs are alleging, among other things, that they are entitled to recover damages from the Hospitals for missed breaks and other alleged violations of various California Labor Code sections and applicable wage orders for a period of at least one year prior to the filing of the case. The Hospitals have denied liability and are defending the case, which has not yet been certified as a class action by the court. Although we are unable to definitively determine the extent of the potential financial exposure at this time, during 2006 we recorded an estimated $10 million pre-tax provision in connection with this matter.

ITEM 4. *Submission of Matters to a Vote of Security Holders*

No matter was submitted during the fourth quarter of the fiscal year ended December 31, 2006 to a vote of security holders.

ITEM 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our Class B Common Stock is traded on the New York Stock Exchange. Shares of our Class A, Class C and Class D Common Stock are not traded in any public market, but are each convertible into shares of our Class B Common Stock on a share-for-share basis.

The table below sets forth, for the calendar quarters indicated, the high and low reported closing sales prices per share reported on the New York Stock Exchange for our Class B Common Stock for the years ended December 31, 2006 and 2005.

Common Stock Performance

Market price of common stock	2006 High - Low	2005 High - Low
High - Low, by quarter		
1st	**$51.31-$45.27**	$52.40-$42.42
2nd	**$52.85-$48.47**	$63.20-$51.61
3rd	**$60.07-$50.12**	$62.04-$47.36
4th	**$59.78-$50.99**	$49.67-$45.54

Number of shareholders of record as of January 31, 2007, were as follows:

Class A Common	11
Class B Common	390
Class C Common	5
Class D Common	151

Stock Repurchase Programs

During 1999, 2004, 2005 and 2006, our Board of Directors approved stock repurchase programs authorizing us to purchase up to an aggregate of 16.5 million shares of our outstanding Class B Common Stock on the open market at prevailing market prices or in negotiated transactions off the market. Pursuant to the stock repurchase program, we may purchase shares on the open market or in negotiated private transactions. There is no expiration date on the remaining share repurchase authorization. The following schedule provides information related to our stock repurchase program for each of the three years ended December 31, 2006:

	Additional Shares Authorized For Repurchase	Shares Repurchased	Average Per Share Repurchase Price	Aggregate Repurchase Price (in thousands)	Remaining Shares Authorized for Repurchase at December 31,
Balance as of December 31,2003					1,122,077
2004	2,000,000	(559,481)	$42.06	$ 23,534	2,562,596
2005	5,500,000	(4,459,276)	$55.85	$249,055	3,603,320
2006	5,000,000	(6,527,155)	$53.68	$350,372	2,076,165
Total for three-year period ended December 31, 2006	12,500,000	(11,545,912)	$53.96	$622,961	

During the period of October 1, 2006 through December 31, 2006, we repurchased the following shares:

2006 Period	Total number of shares purchased	Total number of shares purchased as part of publicly announced programs	Average price paid per share	Maximum number of shares that may yet be purchased under the program
October, 2006	1,769,261	1,769,261	$56.54	2,650,688
November, 2006	574,500	574,500	$52.21	2,076,188
December, 2006	23	23	$55.37	2,076,165
Total October through December	2,343,784	2,343,784	$55.48	2,076,165

Dividends

During the two years ending December 31, 2006, dividends per share were declared and paid as follows:

	2006	2005
First quarter	$.08	$.08
Second quarter	$.08	$.08
Third quarter	$.08	$.08
Fourth quarter	$.08	$.08
Total	$.32	$.32

Securities Authorized for Issuance Under Equity Compensation Plans

The table below provides information, as of the end of December 31, 2006, concerning securities authorized for issuance under our equity compensation plans.

Equity Compensation Plans Information (1)

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities Reflected in Column (a))(c)
Equity compensation plans approved by security holders	2,259,050	$52.83	3,845,174
Equity compensation plans not approved by security holders	—	—	—
Total	2,259,050	$52.83	3,845,174

(1) Shares of Class B Common Stock

Stock Price Performance Graph

The following graph compares the cumulative total stockholder return on our common stock with the cumulative total return on the stock included in the Standard & Poor's 500 Index and a Peer Group Index during the five year period ended December 31, 2006. The graph assumes an investment of $100 made in our common stock and each Index as of January 1, 2002 and has been weighted based on market capitalization. Note that our common stock price performance shown below should not be viewed as being indicative of future performance.

Companies in the peer group, which consist of companies in the S&P 400 Health Care Facilities Index (in which we are also included), the S&P 500 Health Care Facilities Index and the S&P 600 Health Care Facilities Index, are as follows: HCA Inc. (Included through December, 2005), Health Management Associates, LifePoint Hospitals, Inc., Province Healthcare Company (included through December, 2004 and acquired by LifePoint Hospitals, Inc. during 2005), Tenet Healthcare Corporation and Triad Hospitals, Inc.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
(The Company, S&P 500 and Peer Group)


$150
$125
$100
$75
$50
$25
$0
2001
2002
2003
2004
2005
2006
Universal Health Services
S&P 500 Index
Peer Group

Company Name / Index	2001	2002	2003	2004	2005	2006
Universal Health Services, Inc	$100.00	$105.42	$125.76	$104.89	$110.86	$132.27
S&P 500 Index	$100.00	$ 77.90	$100.25	$111.15	$116.61	$135.03
Peer Group	$100.00	$ 79.29	$ 85.51	$ 78.08	$ 86.49	$ 86.47

ITEM 6. *Selected Financial Data*

The following table contains our selected financial data for, or as the end of, each of the five years ended December 31, 2006. You should read this table in conjunction with the consolidated financial statements and related notes included elsewhere in this report and in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Selected Financial Data

	Year Ended December 31				
	2006	2005	2004	2003	2002
Summary of Operations (in thousands)					
Net revenues	$4,191,300	$3,935,480	$3,637,490	$3,153,174	$2,884,749
Net income from continuing operations	$ 259,594	$ 109,843	$ 161,098	$ 187,897	$ 167,402
Net income	$ 259,458	$ 240,845	$ 169,492	$ 199,269	$ 175,361
Net margin	6.2%	6.1%	4.7%	6.3%	6.1%
Return on average equity	18.9%	19.4%	14.4%	20.0%	19.6%
Financial Data (in thousands)					
Cash provided by operating activities	$ 169,239	$ 425,426	$ 392,880	$ 376,775	$ 331,259
Capital expenditures, net(1)	$ 341,140	$ 241,412	$ 230,760	$ 224,370	$ 207,627
Total assets	$3,277,042	$2,858,709	$3,022,843	$2,772,730	$2,329,137
Long-term borrowings	$ 821,363	$ 637,654	$ 852,229	$ 868,566	$ 680,514
Common stockholders' equity	$1,402,464	$1,205,098	$1,220,586	$1,090,922	$ 917,459
Percentage of total debt to total capitalization	37%	35%	42%	45%	43%
Operating Data—Acute Care Hospitals					
Average licensed beds	5,617	5,554	5,645	4,792	4,801
Average available beds	4,783	4,985	4,860	4,119	3,966
Inpatient admissions	246,429	254,522	251,655	227,932	224,286
Average length of patient stay	4.4	4.5	4.6	4.5	4.5
Patient days	1,095,375	1,138,936	1,150,882	1,032,348	1,013,395
Occupancy rate for licensed beds	53%	56%	56%	59%	58%
Occupancy rate for available beds	63%	63%	65%	69%	70%
Operating Data—Behavioral Health Facilities					
Average licensed beds	6,607	4,849	4,225	3,894	3,752
Average available beds	6,540	4,766	4,145	3,762	3,608
Inpatient admissions	111,490	102,683	94,743	87,688	84,348
Average length of patient stay	16.6	14.1	13.0	12.2	11.9
Patient days	1,855,306	1,446,260	1,234,152	1,067,200	1,005,882
Occupancy rate for licensed beds	77%	82%	80%	75%	73%
Occupancy rate for available beds	78%	83%	81%	78%	76%
Per Share Data					
Net income from continuing operations—basic	$ 4.76	$ 1.98	$ 2.79	$ 3.26	$ 2.80
Net income from continuing operations—diluted	$ 4.57	$ 1.91	$ 2.62	$ 3.02	$ 2.62
Net income—basic	$ 4.76	$ 4.33	$ 2.94	$ 3.45	$ 2.94
Net income—diluted	$ 4.56	$ 4.00	$ 2.75	$ 3.20	$ 2.74
Dividends declared	$ 0.32	$ 0.32	$ 0.32	$ 0.08	—
Other Information (in thousands)					
Weighted average number of shares outstanding—basic	54,557	55,658	57,653	59,688	59,730
Weighted average number of shares and share equivalents outstanding—diluted	57,908	62,647	64,865	65,089	67,075

(1) Amount may include non-cash capital lease obligations, if any.

ITEM 7. *Management's Discussion and Analysis of Operations and Financial Condition*

Overview

Our principal business is owning and operating, through our subsidiaries, acute care hospitals, behavioral health centers, surgical hospitals, ambulatory surgery centers and radiation oncology centers. As of February 28, 2007, we owned and/or operated or had under construction, 31 acute care hospitals (including 2 new facilities currently being constructed and 4 closed facilities located in Louisiana, as discussed below) and 110 behavioral health centers located in 32 states, Washington, DC and Puerto Rico. Since the third quarter of 2005, four of our acute care facilities in Louisiana were severely damaged and remain closed and non-operational as a result of Hurricane Katrina. As part of our ambulatory treatment centers division, we manage and/or own outright or in partnerships with physicians, 12 surgical hospitals and surgery and radiation oncology centers located in 6 states and Puerto Rico.

Net revenues from our acute care hospitals, surgical hospitals, surgery centers and radiation oncology centers accounted for 75%, 79% and 81% of our consolidated net revenues in 2006, 2005 and 2004, respectively. Net revenues from our behavioral health care facilities accounted for 25%, 21% and 19% of consolidated net revenues in 2006, 2005 and 2004, respectively.

Services provided by our hospitals include general surgery, internal medicine, obstetrics, emergency room care, radiology, oncology, diagnostic care, coronary care, pediatric services, pharmacy services and behavioral health services. We provide capital resources as well as a variety of management services to our facilities, including central purchasing, information services, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.

Forward-Looking Statements and Risk Factors

This Annual Report contains "forward-looking statements" that reflect our current estimates, expectations and projections about our future results, performance, prospects and opportunities. Forward-looking statements include, among other things, the information concerning our possible future results of operations, business and growth strategies, financing plans, expectations that regulatory developments or other matters will not have a material adverse effect on our business or financial condition, our competitive position and the effects of competition, the projected growth of the industry in which we operate, and the benefits and synergies to be obtained from our completed and any future acquisitions, and statements of our goals and objectives, and other similar expressions concerning matters that are not historical facts. Words such as "may," "will," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "appears," "projects" and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or our good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Such factors include, among other things, the following:

- our ability to comply with existing laws and government regulations and/or changes in laws and government regulations;
- possible unfavorable changes in the levels and terms of reimbursement for our charges by third party payors or government programs, including Medicare or Medicaid;
- our ability to enter into managed care provider agreements on acceptable terms;
- the outcome of known and unknown litigation, government investigations, and liabilities and other claims asserted against us, including the investigation of our South Texas Health Systems affiliates described herein;
- national, regional and local economic and business conditions;

- competition from other healthcare providers, including physician owned facilities in certain markets, including McAllen/Edinburg, Texas, the site of one of our largest acute care facilities;
- technological and pharmaceutical improvements that increase the cost of providing, or reduce the demand for healthcare;
- our ability to attract and retain qualified personnel, nurses, physicians and other healthcare professionals and the impact on our labor expenses resulting from a shortage of nurses and other healthcare professionals;
- demographic changes;
- our ability to successfully integrate and improve our recent acquisitions and the availability of suitable acquisitions and divestiture opportunities;
- a significant portion of our revenues is produced by a small number of our facilities;
- the availability and terms of capital to fund the growth of our business;
- some of our acute care facilities continue to experience decreasing inpatient admission trends;
- an increase in the number of uninsured and self-pay patients treated at our acute care facilities that unfavorably impacts our ability to satisfactorily and timely collect our self-pay patient accounts;
- our financial statements reflect large amounts due from various commercial and private payors and there can be no assurance that failure of the payors to remit amounts due to us will not have a material adverse effect on our future results of operations;
- the ability to obtain adequate levels of general and professional liability insurance on current terms;
- changes in our business strategies or development plans;
- fluctuations in the value of our common stock;
- other factors referenced herein under *Risk Factors* or otherwise herein or in our other filings with the Securities and Exchange Commission.

Given these uncertainties, risks and assumptions, you are cautioned not to place undue reliance on such forward-looking statements. Our actual results and financial condition could differ materially from those expressed in, or implied by, the forward-looking statements.

Forward-looking statements speak only as of the date the statements are made. We assume no obligation to publicly update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except as may be required by law. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes.

A summary of our significant accounting policies is outlined in Note 1 to the financial statements. We consider our critical accounting policies to be those that require us to make significant judgments and estimates when we prepare our financial statements, including the following:

Revenue recognition: We record revenues and related receivables for health care services at the time the services are provided. Medicare and Medicaid revenues represented 38%, 39% and 40% of our net patient revenues during 2006, 2005 and 2004, respectively. Revenues from managed care entities, including health maintenance organizations and managed Medicare and Medicaid programs accounted for 42%, 41% and 41% of our net patient revenues during 2006, 2005 and 2004, respectively.

We report net patient service revenue at the estimated net realizable amounts from patients and third-party payors and others for services rendered. We have agreements with third-party payors that provide for payments to us at amounts different from our established rates. Payment arrangements include prospectively determined rates per discharge, reimbursed costs, discounted charges and per diem payments. Estimates of contractual allowances under managed care plans are based upon the payment terms specified in the related contractual agreements. We closely monitor our historical collection rates, as well as changes in applicable laws, rules and regulations and contract terms, to assure that provisions are made using the most accurate information available. However, due to the complexities involved in these estimations, actual payments from payors may be different from the amounts we estimate and record.

We estimate our Medicare and Medicaid revenues using the latest available financial information, patient utilization data, government provided data and in accordance with applicable Medicare and Medicaid payment rules and regulations. The laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation and as a result, there is at least a reasonable possibility that recorded estimates will change by material amounts in the near term. Certain types of payments by the Medicare program and state Medicaid programs (e.g. Medicare Disproportionate Share Hospital, Medicare Allowable Bad Debts and Inpatient Psychiatric Services) are subject to retroactive adjustment in future periods as a result of administrative review and audit and our estimates may vary from the final settlements. Such amounts are included in accounts receivable, net, on our Consolidated Balance Sheets. The funding of both federal Medicare and state Medicaid programs are subject to legislative and regulatory changes. As such, we can not make any assurance that future legislation and regulations, if enacted, will not have a material impact on our future Medicare and Medicaid reimbursements. Adjustments related to the final settlement of these retrospectively determined amounts favorably impacted our 2006 after-tax operating results by $5 million ($8 million pre-tax) and did not materially impact our operating results in 2005 or 2004. A 1% adjustment to our estimated net revenues recorded in connection with Medicare revenues that are subject to retrospective review and settlement as of December 31, 2006, would change our after-tax net income by approximately $1 million.

On January 1, 2006, we implemented a formal company-wide uninsured discount policy which has had the effect of lowering both net revenues and the provision for doubtful accounts by $61 million during 2006. The implementation of this discount policy did not have a significant impact on net income during the year ended December 31, 2006.

We provide care to patients who meet certain financial or economic criteria without charge or at amounts substantially less than our established rates. Because we do not pursue collection of amounts determined to qualify as charity care, they are not reported in net revenues or in accounts receivable, net. Our acute care hospitals provided charity care and uninsured discounts, based on charges at established rates, amounting to (amounts include uninsured discounts mentioned above) $443 million, $335 million and $299 million during 2006, 2005 and 2004, respectively.

At our acute care facilities, Medicaid pending accounts comprise the large majority of our receivables that are pending approval from third-party payors but we also have smaller amounts due from other miscellaneous payors such as county indigent programs in certain states. Approximately 6% or $33 million as of December 31, 2006 and 6% or $30 million as of December 31, 2005 of our accounts receivable, net, were comprised of Medicaid pending accounts.

Our patient registration process includes an interview of the patient or the patient's responsible party at the time of registration. At that time, an insurance eligibility determination is made and an insurance plan code is assigned. There are various pre-established insurance profiles in our patient accounting system which determine the expected insurance reimbursement for each patient based on the insurance plan code assigned and the services rendered. Certain patients may be classified as Medicaid Pending at registration if we are unable to definitively determine if they are Medicaid eligible without further evaluation. When a patient is registered as Medicaid eligible or Medicaid Pending, our patient accounting system records net revenues for services provided to that patient based upon the established Medicaid reimbursement rates pending ultimate disposition of the patient's Medicaid eligibility.

Based on historical hindsight information related to Medicaid pending accounts, we estimate that approximately 58% or $19 million of $33 million total Medicaid pending accounts receivable as of December 31, 2006 will subsequently qualify for Medicaid pending reimbursement. Approximately 56% or $17 million of the $30 million total Medicaid pending accounts receivable as of December 31, 2005 subsequently qualified for Medicaid pending reimbursement and were therefore appropriately classified at the patient's registration. In 2006, an additional charity reserve of $14 million was established to cover the Medicaid Pending patients that failed to qualify for the Medicaid program based on historical conversion rates. Based on general factors as discussed below in "Provision for Doubtful Accounts", our facilities make estimates at each financial reporting period to reserve for amounts that are deemed to be uncollectible. Such estimated uncollectible amounts related to Medicaid pending, as well as other accounts receivable payor classifications, are considered when the overall individual facility and company-wide reserves are developed.

Below are the Medicaid pending receivable agings as of December 31, 2006 and 2005 (amounts in thousands):

	2006	%	2005	%
Under 60 days	$11,090	33.7	$10,978	36.8
61-120 days	7,546	23.0	7,106	23.8
121-180 days	4,191	12.7	3,761	12.6
Over 180 days	10,049	30.6	7,983	26.8
Total	$32,876	100.0	$29,828	100.0

Provision for Doubtful Accounts: Collection of receivables from third-party payors and patients is our primary source of cash and is critical to our operating performance. Our primary collection risks relate to uninsured patients and the portion of the bill which is the patient's responsibility, primarily co-payments and deductibles. We estimate our provisions for doubtful accounts based on general factors such as payor mix, the agings of the receivables and historical collection experience. We routinely review accounts receivable balances in conjunction with these factors and other economic conditions which might ultimately affect the collectibility of the patient accounts and make adjustments to our allowances as warranted. At our acute care hospitals, third party liability accounts are pursued until all payment and adjustments are posted to the patient account. For those accounts with a patient balance after third party liability is finalized or accounts for uninsured patients, the patient is sent at least two statements followed by a series of collection letters. If the patient is deemed unwilling to pay, the account is written-off as bad debt and transferred to an outside collection agency for additional collection effort. Patients that express an inability to pay are reviewed for write-off as potential charity care. Our accounts receivable are recorded net of established charity care reserves of $67 million as of December 31, 2006 (including the $14 million additional charity care reserved established during 2006 as discussed above in *Revenue recognition*) and $25 million as of December 31, 2005.

Uninsured patients that do not qualify as charity patients are extended an uninsured discount of at least 20% of total charges. During the collection process the hospital establishes a partial reserve in the allowance for doubtful accounts for self-pay balances outstanding for greater than 60 days from the date of discharge. All self-pay accounts at the hospital level are fully reserved if they have been outstanding for greater than 90 days from the date of discharge. Third party liability accounts are fully reserved in the allowance for doubtful accounts when the balance ages past 180 days from the date of discharge. Potential charity accounts are fully reserved when it is determined the patient may be unable to pay.

On a consolidated basis, we monitor our total self-pay receivables to ensure that the total allowance for doubtful accounts provides adequate coverage based on historical collection experience. At December 31, 2006 and December 31, 2005, accounts receivable are recorded net of allowance for doubtful accounts of $110 million and $105 million, respectively.

Approximately 94% during 2006, 94% during 2005 and 93% during 2004, of our consolidated provision for doubtful accounts, was incurred by our acute care hospitals. Shown below is our payor mix concentrations and related aging of our billed accounts receivable, net of contractual allowances, for our acute care hospitals as of December 31, 2006 and 2005 (excludes facilities reflected as discontinued operations in our Consolidated Financial Statements):

As of December 31, 2006:
(amounts in thousands)

	0-60 days	61-120 days	121-180 days	Over 180 days
Medicare	$ 45,240	$ 2,840	$ 682	$ 1,762
Medicaid	21,379	14,504	9,035	21,268
Commercial insurance and other	144,604	44,495	17,674	31,400
Private pay	54,280	25,279	17,173	23,823
Total	$265,503	$87,118	$44,564	$78,253

As of December 31, 2005:
(amounts in thousands)

	0-60 days	61-120 days	121-180 days	Over 180 days
Medicare	$ 46,479	$ 2,372	$ 1,506	$ 3,139
Medicaid	20,233	12,151	7,529	18,093
Commercial insurance and other	129,306	41,115	18,256	35,333
Private pay	53,529	9,102	7,122	10,279
Total	$249,547	$64,740	$34,413	$66,844

Self-Insured Risks: We provide for self-insured risks, primarily general and professional liability claims and workers' compensation claims, based on estimates of the ultimate costs for both reported claims and claims incurred but not reported. Estimated losses from asserted and incurred but not reported claims are accrued based on our estimates of the ultimate costs of the claims, which includes costs associated with litigating or settling claims, and the relationship of past reported incidents to eventual claims payments. All relevant information, including our own historical experience, the nature and extent of existing asserted claims and reported incidents, and independent actuarial analyses of this information, is used in estimating the expected amount of claims. We also consider amounts that may be recovered from excess insurance carriers, state guaranty funds and other sources in estimating our ultimate net liability for such risk. Our estimated self-insured reserves are reviewed and changed, if necessary, at each reporting date and changes are recognized currently as additional expense or as a reduction of expense. Current period adjustments to our reserves for self-insured general and professional and workers' compensation claims relating to prior periods did not have a material impact on our financial statements during 2006, 2005 or 2004.

Below is a schedule showing the changes in our general and professional liability and workers' compensation reserves during the three years ended December 31, 2006 (amount in thousands):

	General and Professional Liability	Workers' Compensation	Total
Balance at January 1, 2004 (a)	$147,744	$ 24,461	$172,205
Plus: accrued insurance expense, net of commercial premiums paid	58,272	19,984	78,256
Less: Payments made in settlement of self-insured claims	(33,482)	(13,371)	(46,853)
Balance at January 1, 2005 (a)	172,534	31,074	203,608
Plus: accrued insurance expense, net of commercial premiums paid	62,788	21,386	84,174
Less: Payments made in settlement of self-insured claims	(20,000)	(12,124)	(32,124)
Plus: Liabilities assumed at acquisition	1,137	4,993	6,130
Balance at January 1, 2006 (a)	216,459	45,329	261,788
Adjustment to liabilities assumed at acquisition	176	668	844
Plus: accrued insurance expense, net of commercial premiums paid	59,752	16,704	76,456
Less: Payments made in settlement of self-insured claims	(31,591)	(13,265)	(44,856)
Balance at December 31, 2006 (a)	$244,796	$ 49,436	$294,232

(a) Net of expected recoveries from various state guaranty funds, insurance companies and other sources in connection with PHICO related professional and general liability claims payments.

In addition, we also maintain self-insured employee benefits programs for employee healthcare and dental claims. The ultimate costs related to these programs include expenses for claims incurred and paid in addition to an accrual for the estimated expenses incurred in connection with claims incurred but not yet reported.

Long-Lived Assets: We review our long-lived assets, including amortizable intangible assets, for impairment whenever events or circumstances indicate that the carrying value of these assets may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of our asset based on our estimate of its undiscounted future cash flow. If the analysis indicates that the carrying value is not recoverable from future cash flows, the asset is written down to its estimated fair value and an impairment loss is recognized. Fair values are determined based on estimated future cash flows using appropriate discount rates.

Goodwill: Goodwill is reviewed for impairment at the reporting unit level on an annual basis or sooner if the indicators of impairment arise. Our judgments regarding the existence of impairment indicators are based on market conditions and operational performance of each reporting unit. We have designated September 1st as our annual impairment assessment date and performed an impairment assessment as of September 1, 2006, which indicated no impairment of goodwill. Future changes in the estimates used to conduct the impairment review, including profitability and market value projections, could indicate impairment in future periods potentially resulting in a write-off of a portion or all of our goodwill.

Income Taxes: Deferred tax assets and liabilities are recognized for the amount of taxes payable or deductible in future years as a result of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. We believe that future income will enable us to realize our deferred tax assets net of recorded valuation allowances relating to state net operating loss carryforwards.

We operate in multiple jurisdictions with varying tax laws. We are subject to audits by any of these taxing authorities. During 2006, we recorded a favorable non-cash adjustment to reduce tax reserves in the amount of $3 million due to expiration of statute of limitations in a foreign jurisdiction. Our tax returns have been examined by the Internal Revenue Service through the year ended December 31, 2002. We believe that adequate accruals have been provided for federal, foreign and state taxes.

Recent Accounting Pronouncements

Accounting for Uncertainty in Income Taxes: In July, 2006, the FASB issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes.* FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 is effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions accounted for under Statement No. 109 upon initial adoption. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. We have substantially completed the evaluation of the impact of FIN 48 on the consolidated financial statements as of January 1, 2007 and we believe that the cumulative effect of applying FIN 48 will reduce the liability for income taxes previously recorded for uncertain tax position from $18 million to $6 million.

Employers Accounting for Defined Benefit Pension and Other Postretirement Plans: In September, 2006, the FASB issued Standard of Financial Accounting Standards ("SFAS") No. 158, *Employers Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R).* SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of this statement were effective for us as of December 31, 2006. The adoption of this statement did not have a material effect on our consolidated results of operations or consolidated financial position.

Results of Operations

The following table summarizes our results of operations, and is used in the discussion below, for the years ended December 31, 2006, 2005 and 2004 (dollar amounts in thousands):

	Year Ended December 31,					
	2006		2005		2004	
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
Net revenues	$4,191,300	100.0%	$3,935,480	100.0%	$3,637,490	100.0%
Operating charges:						
Salaries, wages & benefits	1,797,587	42.9%	1,625,996	41.3%	1,490,241	41.0%
Other operating expenses	936,958	22.4%	921,118	23.3%	862,870	23.7%
Supplies expense	556,702	13.3%	489,999	12.4%	463,381	12.7%
Provision for doubtful Accounts	349,030	8.3%	368,058	9.4%	307,014	8.5%
Depreciation & amortization	163,694	3.9%	155,478	4.0%	142,481	3.9%
Lease & rental expense	64,060	1.5%	60,790	1.5%	60,907	1.7%
Hurricane related expenses	13,792	0.3%	165,028	4.2%	—	—
Hurricane insurance recoveries	(13,792)	(0.3%)	(81,709)	(2.1%)	—	—
	3,868,031	92.3%	3,704,758	94.1%	3,326,894	91.5%
Income before interest expense, hurricane insurance recoveries in excess of expenses, minority interests & income taxes	323,269	7.7%	230,722	5.9%	310,596	8.5%
Interest expense, net	32,558	0.8%	32,933	0.8%	38,131	1.1%
Hurricane insurance recoveries in excess of expenses	(167,999)	(4.0%)	—	—	—	—
Minority interests in earnings of consolidated entities	46,238	1.1%	25,645	0.7%	16,188	0.4%
Income before income taxes	412,472	9.8%	172,144	4.4%	256,277	7.0%
Provision for income taxes	152,878	3.6%	62,301	1.6%	95,179	2.6%
Income from continuing operations	259,594	6.2%	109,843	2.8%	161,098	4.4%
(Loss)/income from discontinued operations, net of income taxes	(136)	0.0%	131,002	3.3%	8,394	0.3%
Net income	$ 259,458	6.2%	$ 240,845	6.1%	$ 169,492	4.7%

Year Ended December 31, 2006 as compared to the Year Ended December 31, 2005: Net revenues increased 7% or $256 million to $4.19 billion in 2006 as compared to $3.94 billion during 2005. The increase was attributable to:

- a $252 million or 7% increase in net revenues generated at acute care hospitals and behavioral health care facilities owned during both periods (which we refer to as "same facility");
- $166 million of combined decreases in revenues resulting from the closure of our acute care facilities located in Louisiana that were severely damaged by Hurricane Katrina in late August, 2005 (amount represents revenue generated by these facilities during the period of January through August of 2005), and;
- $170 million of other combined increases in revenues resulting primarily from the revenues generated at behavioral health care facilities acquired during 2005 (consists primarily of revenues generated at the 46 behavioral health facilities acquired as part of the KEYS Group Holdings, LLC acquisition during the fourth quarter of 2005).

Income before income taxes increased $240 million to $412 million during 2006 as compared to $172 million during 2005 due primarily to:

- an increase of $94 million resulting from the favorable change in the Hurricane insurance recoveries recorded ($171 million [$182 million pre-minority interest] recorded during 2006 as compared to $77 million [$82 million pre-minority interest] recorded during 2005), as discussed below in "Impact of Hurricane Katrina";
- an increase of $144 million resulting from the favorable change in the charges recorded in connection with damages sustained from Hurricane Katrina ($12 million [$14 million pre-minority interest] recorded during 2006 as compared to $156 million [$165 million pre-minority interest] recorded during 2005), as discussed below in "Impact of Hurricane Katrina";
- a decrease of $14 million (exclusive of Hurricane related expenses and recoveries) at our acute care facilities (as discussed below in Acute Care Hospital Services);
- an increase of $45 million at our behavioral health care facilities (as discussed below in Behavioral Health Services);
- a decrease of $7 million due to the compensation expense recorded during 2006 in connection with the adoption of SFAS No. 123R on January 1, 2006;
- a decrease of $6 million due to a gain realized on the sale of land in Las Vegas, Nevada during 2005;
- a decrease of $5 million resulting from a charge incurred during the third quarter of 2006 to record the aggregate present value of the future funding of a portion of a gift from our Chairman of the Board of Directors, Chief Executive Officer and President to the College of William & Mary ("William & Mary Funding"), and;
- a decrease of $11 million resulting from other combined unfavorable changes.

Net income increased $18 million to $259 million during 2006 as compared to $241 million during 2005 due primarily to:

- an after-tax decrease of $131 million in income from discontinued operations resulting primarily from a combined $127 million after-tax gain recorded during 2005 on the sale of our majority ownership interest in an operating company that owned 14 hospitals in France, the sale of two acute care facilities located in Puerto Rico and a home health business located in Florida;
- the $240 million increase in income before income taxes, as discussed above, and;
- an unfavorable $91 million change in income taxes resulting primarily from the tax provision on the $240 million increase in income before income taxes.

Effective July 1, 2006, the pharmacy services for our acute care facilities were brought in-house from an outsourced vendor. As a result of this change, our 2006 consolidated statement of income includes an increase to supplies expense of approximately $53 million or 130 basis points (calculated as a percentage of our consolidated net revenues shown above), an increase to salaries, wages and benefits expense of approximately $22 million or 50 basis points and a decrease to other operating expenses of approximately $76 million or 180 basis points. The transition of our pharmacy services did not have a significant impact on our net income during 2006.

Year Ended December 31, 2005 as compared to the Year Ended December 31, 2004: Net revenues increased 8% to $3.94 billion in 2005 as compared to $3.64 billion in 2004. The $298 million increase during 2005, as compared to 2004, was primarily attributable to:

- a $261 million or 7% increase in net revenues generated at acute care hospitals and behavioral health care facilities, on a same facility basis;

- $109 million of combined increases in revenues resulting primarily from the revenues generated at behavioral health facilities acquired at various times during 2004 and 2005 and an acute care hospital opened during the third quarter of 2004 (excludes revenues generated at these facilities one year after opening or acquisition), and;
- combined decreases in revenue of $72 million resulting from the closure of our acute care facilities located in Louisiana that were severely damaged by Hurricane Katrina in late August, 2005 (amount represents revenue generated by these facilities during the period of September 1, 2004 through December 31, 2004).

Income before income taxes decreased $84 million to $172 million during 2005 as compared to $256 million during 2004. The decrease in income before income taxes during 2005, as compared to 2004, resulted primarily from:

- a $24 million decrease at our acute care facilities, exclusive of Hurricane Katrina related expenses and insurance recoveries (as discussed below in Acute Care Hospital Services);
- a $27 million increase at our behavioral health care facilities (as discussed below in Behavioral Health Services);
- a $156 million decrease ($165 million pre-minority interest) resulting from charges recorded in connection with the damage sustained from Hurricane Katrina;
- a $77 million increase ($82 million pre-minority interest) resulting from the recording of Hurricane Katrina related insurance recoveries, as discussed below;
- an $11 million decrease due to a cumulative reduction to compensation expense recorded during 2004 resulting from the reversal of expense related to restricted shares granted to our Chief Executive Officer that were contingent on an earnings threshold which was not achieved;
- a $6 million increase due to a gain realized on the sale of land in Las Vegas, Nevada during 2005;
- a $5 million increase due to a reduction in interest expense (as discussed below in Other Operating Results), and;
- a $8 million decrease resulting from other combined net unfavorable changes.

Net income increased $72 million to $241 million during 2005 as compared to $169 million during 2004. The increase in net income during 2005, as compared to 2004, resulted primarily from:

- the $84 million decrease in income before income taxes, as discussed above;
- a $123 million after-tax increase in income from discontinued operations, net of income taxes, resulting primarily from a $121 million after-tax gain resulting from the sale of our ownership interest in an operating company that owned 14 hospitals in France (as discussed below in Discontinued Operations);
- a favorable $33 million change in income taxes resulting primarily from the tax benefit on the $84 million decrease in income before income taxes. Also contributing to the decrease in income taxes were certain tax benefits recognized during 2005 in connection with the employee retention tax credit as provided in the "Gulf Opportunity Zone Act of 2005".

Acute Care Hospital Services

Year Ended December 31, 2006 as compared to the Year Ended December 31, 2005:

The following table summarizes the results of operations for our acute care facilities on a same facility basis and is used in the discussions below for the years ended December 31, 2006 and 2005 (dollar amounts in thousands):

Acute Care Hospitals—Same Facility Basis	Year Ended December 31, 2006		Year Ended December 31, 2005	
	Amount	% of Revenues	Amount	% of Revenues
Net revenues	$3,090,525	100.0%	$2,904,425	100.0%
Operating charges:				
Salaries, wages and benefits	1,192,871	38.6%	1,084,475	37.3%
Other operating expenses	669,090	21.6%	678,534	23.3%
Supplies expense	487,057	15.8%	411,861	14.2%
Provision for doubtful accounts	327,939	10.6%	328,543	11.3%
Depreciation and amortization	134,213	4.4%	123,626	4.3%
Lease and rental expense	43,228	1.4%	42,388	1.5%
	2,854,398	92.4%	2,669,427	91.9%
Income before interest expense, hurricane insurance recoveries in excess of expenses, minority interests and income taxes	236,127	7.6%	234,998	8.1%
Interest expense, net	1,619	0.0%	997	0.1%
Minority interests in earnings of consolidated entities	34,316	1.1%	32,172	1.1%
Income before income taxes	$ 200,192	6.5%	$ 201,829	6.9%

On a same facility basis during 2006, as compared to 2005, net revenues at our acute care hospitals increased $186 million or 6%. Income before income taxes decreased $2 million or 1% to $200 million or 6.5% of net revenues during 2006 as compared to $202 million or 6.9% of net revenues during 2005. The factors contributing to the decrease in income before income taxes at these facilities are discussed below.

Inpatient admissions to these facilities increased 1.7% during 2006, as compared to 2005, while patient days increased 3.1%. The average length of patient stay at these facilities was 4.4 days in each of the years 2006 and 2005. The occupancy rate, based on the average available beds at these facilities, was 63% during 2006, as compared to 62% during 2005.

Our same facility net revenues were favorably impacted by an increase in prices charged to private payors including health maintenance organizations and preferred provider organizations. On a same facility basis, net revenue per adjusted admission (adjusted for outpatient activity) at these facilities increased 4.7% during 2006, as compared to 2005, and net revenue per adjusted patient day increased 3.1% during 2006, as compared to 2005. On January 1, 2006, we implemented a formal company-wide uninsured discount policy which has had the effect of lowering both net revenues and the provision for doubtful accounts by approximately $61 million during 2006. The implementation of this discount policy did not have a significant impact on net income during 2006. Excluding the impact of the uninsured discount policy, on a same facility basis, net revenue per adjusted admission and net revenue per adjusted patient day at these facilities would have increased 6.8% and 5.1%, respectively, during 2006 as compared to 2005. The provision for doubtful accounts as a percentage of our same facility net revenues was 10.6% during 2006, as compared to 11.3% during 2005. Excluding the impact of the uninsured discount implemented at the beginning of 2006, our same facility provision for doubtful accounts would have been 12.3% during 2006.

Effective July 1, 2006, the pharmacy services for our acute care facilities were brought in-house from an outsourced vendor. As a result of this change, our 2006 same facility-acute care results reflected above include an increase to supplies expense of approximately $53 million or 180 basis points (calculated as a percentage of our same facility acute care net revenues shown above), an increase to salaries, wages and benefits expense of approximately $22 million or 70 basis points and a decrease to other operating expenses of approximately $76 million or 250 basis points. The transition of our pharmacy services did not have a significant impact on our same facility-acute care net income during 2006.

We continue to experience an increase in uninsured patients throughout our portfolio of acute care hospitals which in part, has resulted from an increase in the number of patients who are employed but do not have health insurance. We provide care to patients who meet certain financial or economic criteria without charge or at amounts substantially less than our established rates. Because we do not pursue collection of amounts determined to qualify as charity care, they are not reported in net revenues or in accounts receivable, net. Our acute care hospitals provided charity care and uninsured discounts, based on charges at established rates, amounting to $443 million during 2006 and $335 million during 2005.

During the past several years, the operating results of our acute care facilities located in the McAllen/Edinburg, Texas market have been pressured by continued intense hospital and physician competition as a physician-owned hospital in the market has eroded a portion of our higher margin business, including cardiac procedures. In response to these competitive pressures, we have undertaken significant capital investment in the market, including Edinburg Children's Hospital, a new dedicated 120-bed children's facility, which was completed and opened in March, 2006, as well as South Texas Behavioral Health Center, a 134-bed replacement behavioral facility, which was completed and opened in late June, 2006. The financial results for the Edinburg Children's Hospital and South Texas Behavioral Health Center are included in the same facility financial results presented above. Although we experienced significant declines in inpatient volumes in this market during 2005 and 2004, patient volumes at these facilities have stabilized during 2006 as we experienced a 1.1% increase in combined inpatient admissions and a 1.9% decrease in combined patient days during 2006 as compared to 2005. The increase in the combined inpatient admissions during 2006 resulted primarily from the opening of the Children's Hospital and Behavioral Health Center. Combined income before income taxes at the facilities in this market decreased $4 million during 2006 as compared to 2005. Excluding the effect of retroactive state Medicaid disproportionate share hospital payments recorded during 2006, combined income before income taxes at these facilities decreased $9 million during 2006 as compared to 2005. A continuation of increased provider competition in this market, as well as additional capacity under construction by us and others, could result in additional erosion of the net revenues and financial operating results of our acute care facilities in this market. We expect the competitive pressures in the market to continue and potentially intensify if additional capacity is added to the market in future periods by our competitors.

The operating factors mentioned above have resulted in a certain degree of volatility in our income from continuing operations. Although we have undertaken actions in regards to physician recruitment and other measures as mentioned above in the McAllen/Edinburg market, the ultimate impact and timing of potential improvements in the operating results of the facilities in the market are beyond our ability to predict. A continuation of the unfavorable operating results experienced in this market and/or a continuation of the increased level of uninsured patients to our facilities and the resulting adverse trends in the provision for doubtful accounts and charity care provided, could have a material unfavorable impact on our future operating results.

The following table summarizes the results of operations for all our acute care operations during 2006 and 2005. Included in these results, in addition to the same facility results shown above, are: (i) the financial results for the for the period of January 1, 2005 through August 31, 2005 for our Louisiana hospitals damaged and closed as a result of Hurricane Katrina; (ii) the hurricane related expenses and insurance recoveries recorded during both years, and; (iii) items such as the retroactive portion of the favorable supplemental government reimbursements and contractual settlements excluded from the same facility results shown above, and provision for lawsuit as discussed below:

	Year Ended December 31, 2006		Year Ended December 31, 2005	
All Acute Care Hospitals	**Amount**	**% of Revenues**	**Amount**	**% of Revenues**
Net revenues	$3,106,383	100.0%	$3,074,129	100.0%
Operating charges:				
Salaries, wages and benefits	1,192,871	38.4%	1,153,426	37.6%
Other operating expenses	679,118	21.8%	719,696	23.4%
Supplies expense	487,057	15.7%	431,212	14.0%
Provision for doubtful accounts	327,939	10.6%	344,776	11.2%
Depreciation and amortization	134,213	4.3%	130,082	4.2%
Lease and rental expense	43,267	1.4%	45,885	1.5%
Hurricane related expenses	13,792	0.4%	165,028	5.4%
Hurricane related insurance recoveries	(13,792)	(0.4%)	(81,709)	(2.7%)
	2,864,465	92.2%	2,908,396	94.6%
Income before interest expense, hurricane insurance recoveries in excess of expenses, minority interests and income taxes	241,918	7.8%	165,733	5.4%
Interest expense, net	1,619	0.1%	1,008	0.0%
Hurricane recoveries in excess of expenses	(167,999)	(5.4%)	—	—
Minority interests in earnings of consolidated entities	43,035	1.3%	22,819	0.8%
Income before income taxes	$ 365,263	11.8%	$ 141,906	4.6%

During 2006, as compared to 2005, net revenues at our acute care hospitals increased 1% or $32 million. The increase in net revenues was attributable to:

- a $186 million increase at same facility revenues, as discussed above;
- combined decreases in revenue of $166 million resulting from the closure of our acute care facilities located in Louisiana that were severely damaged and closed as a result of Hurricane Katrina in late August, 2005 (amount represents revenue generated by these facilities during the period of January through August of 2005);
- a $12 million increase resulting from the net favorable change in the retroactive portion of supplemental reimbursements from certain states and settlement of prior year Medicare cost reports.

Income before income taxes increased $223 million to $365 million or 11.8% of net revenues during 2006 as compared to $142 million or 4.6% of net revenues during 2005. The increase in income before income taxes at our acute care facilities resulted from:

- a $2 million decrease at our acute care facilities owned for more than a year, as discussed above;
- an increase of $94 million resulting from the favorable change in the Hurricane insurance recoveries recorded ($171 million [$182 million pre-minority interest] recorded during 2006 as compared to $77 million [$82 million pre-minority interest] recorded during 2005), as discussed below in "Impact of Hurricane Katrina";

- an increase of $144 million resulting from the favorable change in the charges recorded in connection with damages sustained from Hurricane Katrina ($12 million [$14 million pre-minority interest] recorded during 2006 as compared to $156 million [$165 million pre-minority interest] recorded during 2005), as discussed below in "Impact of Hurricane Katrina";
- a $10 million decrease due to a provision recorded during 2006 in connection with a wage and hour lawsuit filed against us in California (see Item 3- *Legal Proceedings*), and;
- a net $3 million decrease from other combined items such as the unfavorable change caused by the cessation of the combined income at our acute care facilities that were severely damaged and closed as a result of Hurricane Katrina in late August, 2005 and the net favorable change in the retroactive portion of supplemental reimbursements from certain states.

Year Ended December 31, 2005 as compared to the Year Ended December 31, 2004:

The following table summarizes the results of operations for our acute care facilities on a same facility basis and is used in the discussions below for the years ended December 31, 2005 and 2004 (dollar amounts in thousands):

Acute Care Hospitals—Same Facility Basis	Year Ended December 31, 2005 Amount	% of Revenues	Year Ended December 31, 2004 Amount	% of Revenues
Net revenues	$3,026,810	100.0%	$2,822,851	100.0%
Operating charges:				
Salaries, wages and benefits	1,128,552	37.4%	1,052,305	37.3%
Other operating expenses	712,448	23.5%	665,008	23.6%
Supplies expense	429,860	14.2%	401,574	14.2%
Provision for doubtful accounts	340,096	11.2%	277,311	9.8%
Depreciation and amortization	126,305	4.2%	116,907	4.1%
Lease and rental expense	43,853	1.4%	45,341	1.6%
	2,781,114	91.9%	2,558,446	90.6%
Income before interest expense, minority interests and income taxes	245,696	8.1%	264,405	9.4%
Interest expense, net	285	0.0%	303	0.0%
Minority interests in earnings of consolidated entities	26,958	0.9%	14,888	0.6%
Income before income taxes	$ 218,453	7.2%	$ 249,214	8.8%

On a same facility basis during 2005, as compared to 2004, net revenues at our acute care hospitals increased $204 million or 7%. Income before income taxes decreased $31 million or 12% to $218 million or 7.2% of net revenues during 2005 as compared to $249 million or 8.8% of net revenues during 2004. The factors contributing to the decrease in income before income taxes at these facilities are discussed below.

Inpatient admissions to these facilities increased 2.7% during 2005, as compared to 2004, while patient days increased 1.4%. The average length of patient stay at these facilities was 4.5 days in each of the years 2005 and 2004. The occupancy rate, based on the average available beds at these facilities, was 63% during 2005, as compared to 65% during 2004. Our same facility net revenues were favorably impacted by an increase in prices charged to private payors including health maintenance organizations and preferred provider organizations. On a same facility basis, net revenue per adjusted admission at these facilities increased 4.2% during 2005, as compared to 2004, and net revenue per adjusted patient day increased 5.3% during 2005, as compared to 2004.

The large majority of the decline in income before income taxes at our acute care facilities during 2005, as compared to 2004, was attributable to an increase in the level of uninsured patients at our acute care facilities and to a continued decline in the operating performance of our two acute care hospitals located in the McAllen/ Edinburg market, as discussed below. During 2005, as compared to 2004, we experienced an increase in uninsured patients throughout our portfolio of acute care hospitals which in part, resulted from an increase in the number of patients who are employed but do not have health insurance. The level of uninsured patients at our acute care facilities resulted in a significant increase in our provision for doubtful accounts which, on a same facility basis, increased to 11.2% of net revenues during 2005 as compared to 9.8% during 2004.

During 2005, combined admissions and patient days at our two acute care hospitals located in the McAllen/ Edinburg, Texas market decreased 7.5% and 13.5%, respectively, as compared to 2004. Combined income before income taxes at these two facilities decreased $17 million during 2005, as compared to 2004. As mentioned above, these declines were due primarily to intense hospital and physician competition as a physician-owned hospital in the market added new inpatient capacity in late 2004 which further eroded a portion of our higher margin business, including cardiac procedures.

The following table summarizes the results of operations for all our acute care facilities (including newly acquired and built facilities) and is used in the discussion below for the years ended December 31, 2005 and 2004 (amounts in thousands):

	Year Ended December 31, 2005		Year Ended December 31, 2004	
All Acute Care Hospitals	**Amount**	**% of Revenues**	**Amount**	**% of Revenues**
Net revenues	$3,074,129	100.0%	$2,897,719	100.0%
Operating charges:				
Salaries, wages and benefits	1,153,426	37.6%	1,089,041	37.6%
Other operating expenses	719,696	23.4%	683,373	23.6%
Supplies expense	431,212	14.0%	412,751	14.2%
Provision for doubtful accounts	344,776	11.2%	285,778	9.9%
Depreciation and amortization	130,082	4.2%	119,999	4.1%
Lease and rental expense	45,885	1.5%	47,856	1.7%
Hurricane related expenses	165,028	5.4%	—	—
Hurricane related insurance recoveries	(81,709)	(2.7%)	—	—
	2,908,396	94.6%	2,638,798	91.1%
Income before interest expense, minority interests and income taxes	165,733	5.4%	258,921	8.9%
Interest expense, net	1,008	0.0%	309	0.0%
Minority interests in earnings of consolidated entities	22,819	0.8%	13,457	0.4%
Income before income taxes	$ 141,906	4.6%	$ 245,155	8.5%

During 2005, as compared to 2004, net revenues at our acute care hospitals increased 6% or $176 million. The increase in net revenues was primarily attributable to:

- a $204 million increase at same facility revenues, as discussed above;
- $42 million of revenues generated at acute care facilities/businesses acquired or opened during 2004 (excludes revenues generated at these facilities one year after opening or acquisition), and;
- combined decreases in revenue of $72 million resulting from the closure of our acute care facilities located in Louisiana that were severely damaged and closed as a result of Hurricane Katrina in late August, 2005 (amount represents revenue generated by these facilities during the period of September 1, 2004 through December 31, 2004).

Income before income taxes decreased $103 million or 42% to $142 million or 4.6% of net revenues during 2005 as compared to $245 million or 8.5% of net revenues during 2004. The decrease in income before income taxes at our acute care facilities (including newly acquired and built facilities) resulted from:

- a $31 million decrease at our acute care facilities owned for more than a year, as discussed above;
- a $156 million decrease ($165 million pre-minority interest) resulting from charges recorded in connection with the damage sustained from Hurricane Katrina;
- a $77 million increase ($82 million pre-minority interest) resulting from the recording of Hurricane Katrina related insurance recoveries, as discussed below, and;
- $7 million of other combined increases including the income/loss before income taxes, or changes to the income/loss before income taxes, at acute care facilities/businesses acquired or opened during 2004 and 2005 (excludes income/loss generated one year after opening or acquisition) and the cessation of the income/loss at our acute care facilities that were severely damaged and closed as a result of Hurricane Katrina in late August, 2005.

Behavioral Health Care Services

Year Ended December 31, 2006 as compared to the Year Ended December 31, 2005:

The following table summarizes the results of operations for our behavioral health care facilities, on a same facility basis, and is used in the discussions below for the years ended December 31, 2006 and 2005 (dollar amounts in thousands):

Behavioral Health Care Facilities—Same Facility Basis	Year Ended December 31, 2006 Amount	% of Revenues	Year Ended December 31, 2005 Amount	% of Revenues
Net revenues	$883,809	100.0%	$817,440	100.0%
Operating charges:				
Salaries, wages and benefits	423,409	47.9%	399,996	48.9%
Other operating expenses	166,177	18.8%	158,655	19.5%
Supplies expense	52,555	5.9%	50,241	6.1%
Provision for doubtful accounts	20,994	2.4%	22,337	2.7%
Depreciation and amortization	16,577	1.9%	18,013	2.2%
Lease and rental expense	12,447	1.4%	11,171	1.4%
	692,159	78.3%	660,413	80.8%
Income before interest expense, minority interests and income taxes	191,650	21.7%	157,027	19.2%
Interest expense, net	46	0.0%	104	0.0%
Minority interests in earnings of consolidated entities	201	0.0%	72	0.0%
Income before income taxes	$191,403	21.7%	$156,851	19.2%

On a same facility basis during 2006, as compared to 2005, net revenues at our behavioral health care facilities increased 8% or $67 million to $884 million as compared to $817 million. On a same facility basis, net revenue per adjusted admission (adjusted for outpatient activity) at these facilities increased 5.6% during 2006, as compared to 2005, and net revenue per adjusted patient day increased 7.8% during 2006, as compared to 2005. The increase in net revenues at our behavioral health care facilities during 2006, as compared to 2005, partially resulted from a scheduled increase in the Medicare, prospective payment system rates. Income before income taxes increased $34 million or 22% to $191 million or 21.7% of net revenues during 2006 as compared to $157 million or 19.2% of net revenues during 2005.

Inpatient admissions to these facilities increased 3.7% during 2006, as compared to 2005, while patient days increased 1.7%. The average length of patient stay at these facilities was 13.8 days during 2006 and 14.1 days during 2005. The occupancy rate, based on the average available beds at these facilities, was 83% during 2006 and 2005.

The following table summarizes the results of operations for all our behavioral health care facilities, including newly acquired facilities, for the years ended December 31, 2006 and 2005 (amounts in thousands):

	Year Ended December 31, 2006		Year Ended December 31, 2005	
All Behavioral Health Care Facilities	**Amount**	**% of Revenues**	**Amount**	**% of Revenues**
Net revenues	$1,028,967	100.0%	$817,440	100.0%
Operating charges:				
Salaries, wages and benefits	513,979	49.9%	399,996	49.0%
Other operating expenses	193,397	18.8%	158,655	19.4%
Supplies expense	61,027	5.9%	50,241	6.1%
Provision for doubtful accounts	20,507	2.0%	22,337	2.7%
Depreciation and amortization	22,154	2.2%	18,013	2.2%
Lease and rental expense	16,240	1.6%	11,171	1.4%
	827,304	80.4%	660,413	80.8%
Income before interest expense, minority interests and income taxes	201,663	19.6%	157,027	19.2%
Interest expense, net	274	0.0%	104	0.0%
Minority interests in earnings (losses) of consolidated entities	(949)	(0.1%)	72	0.0%
Income before income taxes	$ 202,338	19.7%	$156,851	19.2%

During 2006, as compared to 2005, net revenues at our behavioral health care facilities (including newly acquired facilities), increased 26% or $212 million. The increase in net revenues was attributable to:

- a $67 million increase in same facility revenues, as discussed above, and;
- $145 million of revenues generated at facilities acquired and/or opened during 2006 and 2005, as discussed below.

Income before income taxes increased $45 million or 29% to $202 million or 19.7% of net revenues during 2006, as compared to $157 million or 19.2% of net revenues during 2005. The increase in income before income taxes at our behavioral health facilities was attributable to:

- a $34 million increase at our behavioral health facilities owned for more than a year, as discussed above, and;
- $11 million of other combined income, net of losses, generated at facilities acquired and/or opened during 2006 and 2005.

During 2006 we opened two behavioral health care facilities in Oklahoma with a combined total of 68-beds, acquired a 128-bed behavioral health care facility in Utah and acquired a 77-bed behavioral health care facility in Kentucky.

During 2005, we acquired the following:

- the stock of KEYS Group Holdings, LLC, including Keystone Education and Youth Services, LLC. Through this acquisition, we added a total of 46 facilities in 10 states including 21 residential treatment facilities with 1,280 beds, 21 non-public therapeutic day schools and four detention facilities;
- the assets of five therapeutic boarding schools located in Idaho and Vermont, four of which were closed at the date of acquisition. Three of these facilities reopened during 2005 and one remains closed;
- a 58-bed behavioral health facility in Orem, Utah, and;
- a 72-bed behavioral health facility in Casper, Wyoming.

Year Ended December 31, 2005 as compared to the Year Ended December 31, 2004:

The following table summarizes the results of operations for our behavioral health care facilities, on a same facility basis, and is used in the discussions below for the years ended December 31, 2005 and 2004 (dollar amounts in thousands):

	Year Ended December 31, 2005		Year Ended December 31, 2004	
Behavioral Health Care Facilities—Same Facility Basis	**Amount**	**% of Revenues**	**Amount**	**% of Revenues**
Net revenues	$756,025	100.0%	$698,772	100.0%
Operating charges:				
Salaries, wages and benefits	360,950	47.7%	337,888	48.3%
Other operating expenses	147,051	19.5%	141,392	20.2%
Supplies expense	46,714	6.2%	42,940	6.1%
Provision for doubtful accounts	21,411	2.8%	20,664	3.0%
Depreciation and amortization	15,753	2.1%	15,849	2.3%
Lease and rental expense	9,410	1.2%	9,551	1.4%
	601,289	79.5%	568,284	81.3%
Income before interest expense, minority interests and income taxes	154,736	20.5%	130,488	18.7%
Interest expense, net	12	0.0%	12	0.0%
Minority interests in earnings of consolidated entities	706	0.1%	672	0.1%
Income before income taxes	$154,018	20.4%	$129,804	18.6%

On a same facility basis during 2005, as compared to 2004, net revenues at our behavioral health care facilities increased 8% or $57 million. Income before income taxes increased $24 million or 19% to $154 million or 20.4% of net revenues during 2005 as compared to $130 million or 18.6% of net revenues during 2004. Inpatient admissions to these facilities increased 5.9% during 2005, as compared to 2004, while patient days increased 4.5%. The average length of patient stay at these facilities was 12.9 days during 2005 and 13.0 days during 2004. The occupancy rate, based on the average available beds at these facilities, was 83% during 2005, as compared to 81% during 2004. On a same facility basis, net revenue per adjusted admission at these facilities increased 3.2% during 2005, as compared to 2004, and net revenue per adjusted patient day increased 4.3% during 2005, as compared to 2004.

The following table summarizes the results of operations for all our behavioral health care facilities (including newly acquired facilities) and is used in the discussion below for the years ended December 31, 2005 and 2004 (amounts in thousands):

All Behavioral Health Care Facilities	Year Ended December 31, 2005 Amount	% of Revenues	Year Ended December 31, 2004 Amount	% of Revenues
Net revenues	$817,440	100.0%	$698,772	100.0%
Operating charges:				
Salaries, wages and benefits	399,996	49.0%	337,888	48.3%
Other operating expenses	158,655	19.4%	141,392	20.2%
Supplies expense	50,241	6.1%	42,940	6.1%
Provision for doubtful accounts	22,337	2.7%	20,664	3.0%
Depreciation and amortization	18,013	2.2%	15,849	2.3%
Lease and rental expense	11,171	1.4%	9,551	1.4%
	660,413	80.8%	568,284	81.3%
Income before interest expense, minority interests and income taxes	157,027	19.2%	130,488	18.7%
Interest expense, net	104	0.0%	12	0.0%
Minority interests in earnings of consolidated entities	72	0.0%	672	0.1%
Income before income taxes	$156,851	19.2%	$129,804	18.6%

During 2005, as compared to 2004, net revenues at our behavioral health care facilities (including newly acquired facilities), increased 17% or $119 million. The increase in net revenues was attributable to:

- a $57 million increase in same facility revenues, as discussed above, and;
- $62 million of revenues generated at facilities acquired during 2005.

Income before income taxes increased $27 million or 21% to $157 million or 19.2% of net revenues during 2005, as compared to $130 million or 18.6% of net revenues during 2004. The increase in income before income taxes at our behavioral health facilities was attributable to:

- a $24 million increase at our behavioral health facilities owned for more than a year, as discussed above, and;
- $3 million of other combined increases consisting primarily from facilities acquired during 2005 or 2004.

Sources of Revenue

Overview: We receive payments for services rendered from private insurers, including managed care plans, the federal government under the Medicare program, state governments under their respective Medicaid programs and directly from patients.

Hospital revenues depend upon inpatient occupancy levels, the medical and ancillary services and therapy programs ordered by physicians and provided to patients, the volume of outpatient procedures and the charges or negotiated payment rates for such services. Charges and reimbursement rates for inpatient routine services vary depending on the type of services provided (e.g., medical/surgical, intensive care or behavioral health) and the geographic location of the hospital. Inpatient occupancy levels fluctuate for various reasons, many of which are beyond our control. The percentage of patient service revenue attributable to outpatient services has generally increased in recent years, primarily as a result of advances in medical technology that allow more services to be provided on an outpatient basis, as well as increased pressure from Medicare, Medicaid and private insurers to reduce hospital stays and provide services, where possible, on a less expensive outpatient basis. We believe that our experience with respect to our increased outpatient levels mirrors the general trend occurring in the health care industry and we are unable to predict the rate of growth and resulting impact on our future revenues.

Patients are generally not responsible for any difference between customary hospital charges and amounts reimbursed for such services under Medicare, Medicaid, some private insurance plans, and managed care plans, but are responsible for services not covered by such plans, exclusions, deductibles or co-insurance features of their coverage. The amount of such exclusions, deductibles and co-insurance has generally been increasing each year. Indications from recent federal and state legislation are that this trend will continue. Collection of amounts due from individuals is typically more difficult than from governmental or business payers and we continue to experience an increase in uninsured and self-pay patients which unfavorably impacts the collectibility of our patient accounts thereby increasing our provision for doubtful accounts and charity care provided.

The following table shows the approximate percentages of net patient revenue on a combined basis for our acute care and behavioral health facilities during the past three years (excludes sources of revenues for all periods presented for divested facilities which are reflected as discontinued operations in our Consolidated Financial Statements). Net patient revenue is defined as revenue from all sources after deducting contractual allowances and discounts from established billing rates, which we derived from various sources of payment for the years indicated. The tables below exclude sources of revenue for all periods presented for divested facilities which are reflected as discontinued operations in our Consolidated Financial Statements.

Acute Care and Behavioral Health Care Facilities Combined	Percentage of Net Patient Revenues		
	2006	2005	2004
Third Party Payors:			
Medicare	25%	28%	29%
Medicaid	13%	11%	11%
Managed Care (HMO and PPOs)	42%	41%	41%
Other Sources	20%	20%	19%
Total	100%	100%	100%

The following table shows the approximate percentages of net patient revenue for our acute care facilities:

Acute Care Facilities	Percentage of Net Patient Revenues		
	2006	2005	2004
Third Party Payors:			
Medicare	29%	30%	32%
Medicaid	9%	8%	9%
Managed Care (HMO and PPOs)	41%	40%	39%
Other Sources	21%	22%	20%
Total	100%	100%	100%

The following table shows the approximate percentages of net patient revenue for our behavioral health facilities:

Behavioral Health Care Facilities	Percentage of Net Patient Revenues		
	2006	2005	2004
Third Party Payors:			
Medicare	15%	19%	15%
Medicaid	25%	24%	23%
Managed Care (HMO and PPOs)	43%	46%	48%
Other Sources	17%	11%	14%
Total	100%	100%	100%

Note 11-*Segment Reporting*, to our Consolidated Financial Statements included in this annual report contains our revenues, income and other operating information for each reporting segment of our business.

Medicare: Medicare is a federal program that provides certain hospital and medical insurance benefits to persons aged 65 and over, some disabled persons and persons with end-stage renal disease. All of our acute care hospitals and many of our behavioral health centers are certified as providers of Medicare services by the appropriate governmental authorities. Amounts received under the Medicare program are generally significantly less than a hospital's customary charges for services provided.

Under the Medicare program, for inpatient services, our general acute care hospitals receive reimbursement under a prospective payment system ("PPS"). Under inpatient PPS, hospitals are paid a predetermined fixed payment amount for each hospital discharge. The fixed payment amount is based upon each patient's diagnosis related group ("DRG"). Every DRG is assigned a payment rate based upon the estimated intensity of hospital resources necessary to treat the average patient with that particular diagnosis. The DRG payment rates are based upon historical national average costs and do not consider the actual costs incurred by a hospital in providing care. This DRG assignment also affects the predetermined capital rate paid with each DRG. The DRG and capital payment rates are adjusted annually by the predetermined geographic adjustment factor for the geographic region in which a particular hospital is located and are weighted based upon a statistically normal distribution of severity.

DRG rates are adjusted by an update factor each federal fiscal year, which begins on October 1. The index used to adjust the DRG rates, known as the "hospital market basket index," gives consideration to the inflation experienced by hospitals in purchasing goods and services. Generally, however, the percentage increases in the DRG payments have been lower than the projected increase in the cost of goods and services purchased by hospitals. For federal fiscal years 2006, 2005 and 2004, the update factors were 3.7%, 3.3% and 3.4%, respectively. For 2007, the update factor is 3.4%. Hospitals are allowed to receive the full basket update if they provide the Centers for Medicare and Medicaid Services ("CMS") with specific data relating to the quality of services provided. We have complied fully with this requirement and intend to comply fully in future periods.

In August 2006, CMS finalized new provisions for the hospital inpatient PPS for the upcoming federal fiscal year, which includes a significant change in the manner in which it determines the underlying relative weights used to calculate the DRG payment amount. For federal fiscal year 2007, CMS has begun to phase-in the use of hospital costs rather than hospital charges for the DRG relative weight determination. This change will phase-in ratably over three years with full phase-in to be completed in federal fiscal year 2009.

In the same final rule, in federal fiscal year 2007, CMS expanded the number of Medicare DRGs from 526 to 538. As part of this DRG expansion, CMS identified 20 new DRGs involving 3 different clinical areas that attempt to significantly improve the CMS DRG system's recognition of severity of illness. The final rule also modifies 32 existing DRGs in an attempt to better capture differences in severity, and deletes 8 existing DRGs. Similarly, CMS has stated it will conduct through a research contractor an evaluation of alternative DRG severity systems and implement one of these systems, or potentially a system that CMS develops based on its own prior research, in the hope of achieving further improvements in payment accuracy by federal fiscal year 2008.

The final rule omitted the publication of federal fiscal year 2007 wage index values which are used to adjust hospital DRG payments based on their geographic location. The omission of these wage index values was the result of a federal court order to CMS to collect current data for the Medicare occupational mix adjustment and apply it at 100% rather than at its current weighting of 10%. Subsequently, CMS published this wage index data in September, 2006. Based upon our estimates, the impact of the standard annual wage index update and the change in occupational mix weighting will reduce our Medicare acute care inpatient net revenue by less than 0.5%.

We estimate that our federal fiscal year 2007 average DRG payment rates will increase approximately 1.50% to 1.75% when factoring in all published Medicare federal fiscal year 2007 inpatient DRG rule changes and update factors.

For the majority of outpatient hospital services, both general acute and behavioral health hospitals are paid under an outpatient PPS according to ambulatory procedure codes ("APC") that group together services that are clinically related and use similar resources. Depending on the service rendered during an encounter, a patient may be assigned to a single or multiple groups. Medicare pays a set price or rate for each group, regardless of the actual costs incurred in providing care. Medicare sets the payment rate for each APC based on historical median cost data, subject to geographic modification. The APC payment rates are updated each federal fiscal year. For 2006, 2005 and 2004, the payment rate update factors were 3.7%, 3.3% and 3.4%, respectively. For 2007, the update factor is 3.4%.

We operate inpatient rehabilitation hospital units that treat Medicare patients with specific medical conditions which are excluded from the Medicare inpatient PPS DRG payment methodology. Inpatient rehabilitation facilities ("IRFs") must meet a certain volume threshold each year for the number patients with these specific medical conditions, often referred to as the "75 Percent Rule." Medicare payment for IRF patients is based on a prospective case rate based on a CMS determined Case-Mix Group classification and is updated annually by CMS. CMS has temporarily reduced the IRF qualifying threshold from 75% to 50% in 2005, 60% in 2006 and 65% in 2007 before returning to the 75% threshold in 2008.

Psychiatric hospitals have traditionally been excluded from the inpatient services PPS. However, on January 1, 2005, CMS implemented a new PPS ("Psych PPS") for inpatient services furnished by psychiatric hospitals under the Medicare program. This system replaced the cost-based reimbursement guidelines with a per diem PPS with adjustments to account for certain facility and patient characteristics. Psych PPS also contains provisions for Outlier Payments and an adjustment to a psychiatric hospital's base payment if it maintains a full-service emergency department. The new system is being phased-in over a three-year period. Also, CMS has included a stop-loss provision to ensure that hospitals avoid significant losses during the transition. In May 2006, CMS published its annual increase to the federal component of the Psych PPS per diem rate. This increase includes the effects of market basket updates resulting in a 4.5% increase in total payments for Rate Year 2007, covering the period of July 1, 2006 to June 30, 2007. We believe the continued phase-in of Psych PPS will have a favorable effect on our future results of operations, however, due to the three-year phase in period, we do not believe the favorable effect will have a material impact on our 2007 results of operations.

Medicaid: Medicaid is a joint federal-state funded health care benefit program that is administered by the states to provide benefits to qualifying individuals who are unable to afford care. Most state Medicaid payments are made under a PPS-like system, or under programs that negotiate payment levels with individual hospitals. Amounts received under the Medicaid program are generally significantly less than a hospital's customary charges for services provided. In addition to revenues received pursuant to the Medicare program, we receive a large portion of our revenues either directly from Medicaid programs or from managed care companies managing Medicaid. All of our acute care hospitals and most of our behavioral health centers are certified as providers of Medicaid services by the appropriate governmental authorities.

We receive a large concentration of our Medicaid revenues from Texas and significant amounts from Pennsylvania, Washington, DC and Illinois. We can provide no assurance that reductions to Medicaid revenues, particularly in the above-mentioned states, will not have a material adverse effect on our future results of operations. Furthermore, the federal government and many states are currently working to effectuate significant reductions in the level of Medicaid funding, which could adversely affect future levels of Medicaid reimbursement received by our hospitals.

In February, 2005, a Texas Medicaid State Plan Amendment went into effect for Potter County that expands the supplemental inpatient reimbursement methodology for the state's Medicaid program. This state plan amendment was approved retroactively to March, 2004. In 2006, 2005 and 2004, we earned $22 million, $19 million and $6 million, respectively, of revenue in connection with this program. For the remainder of the state fiscal year ("SFY") 2007 (covering the period of January 1, 2007 through August 31, 2007), our total supplemental payments pursuant to the provisions of this program are estimated to be approximately $12 million.

During the remainder of 2007, covering a portion of the SFY2008 (covering the period of September 1, 2007 to December 31, 2007), our estimated revenues earned pursuant to this program could range from zero to $9 million depending on the ability of the local hospital district to make Inter-Governmental Transfers ("IGTs") to the state of Texas. We are unable to predict whether the hospital district will fund the IGTs at a level in SFY2008 above the minimum range.

On July 27, 2006, CMS retroactively approved to June 11, 2005, an amendment to the Texas Medicaid State Plan which permits the state of Texas to make supplemental payments to certain hospitals located in Hidalgo, Maverick and Webb counties. Our four acute care hospital facilities located in these counties are eligible to receive these supplemental Medicaid payments. This program is subject to final state rule making procedures and the local governmental agencies providing the necessary funds on an ongoing basis through inter-governmental transfers to the state of Texas. In 2006 and 2005, we earned $13 million and $1 million, respectively, of revenues in connection with this program. We estimate that our hospitals will be entitled to reimbursements of approximately $7 million annually.

In September 2005, legislation in Texas went into effect that ensures that some form of Medicaid managed care will exist in every Texas county. In addition, the Texas STAR+PLUS program, which provides an integrated acute and long-term care Medicaid managed care delivery system to elderly and disabled Medicaid beneficiaries in the Harris County service area will be expanded to seven additional service areas. Such actions could have a material unfavorable impact on the reimbursement our Texas hospitals receive.

Also included in our financial results during 2005 was $6 million in non-recurring Medicaid payments from Texas for a SFY2005 state-wide upper payment limit ("UPL") Medicaid payment program. This UPL program was not renewed by Texas beyond the SFY2005.

We operate two freestanding psychiatric hospitals in the Dallas, Texas region that operated under the Lone Star Select II prospective per diem payment program. We were notified by the Commission that this per diem payment program terminated on August 31, 2006. These affected facilities were paid on a TEFRA cost based payment system for September and October of 2006. Effective November 1, 2006, the Commission's payment for these hospitals is based on a prospective per diem rate based on a prior year cost report.

Managed Care: A significant portion of our net patient revenues are generated from managed care companies, which include health maintenance organizations, preferred provider organizations and managed Medicare and Medicaid programs (referred to as Medicare Part C or Medicare Advantage). In general, we expect the percentage of our business from managed care programs to continue to grow. The consequent growth in managed care networks and the resulting impact of these networks on the operating results of our facilities vary among the markets in which we operate. Typically, we receive lower payments per patient from managed care payors than we do from traditional indemnity insurers, however, during the past few years we have secured price increases from many of our commercial payors including managed care companies.

Commercial Insurance: Our hospitals also provide services to individuals covered by private health care insurance. Private insurance carriers typically make direct payments to hospitals or, in some cases, reimburse their policy holders, based upon the particular hospital's established charges and the particular coverage provided in the insurance policy. Private insurance reimbursement varies among payors and states and is generally based on contracts negotiated between the hospital and the payor.

Commercial insurers are continuing efforts to limit the payments for hospital services by adopting discounted payment mechanisms, including predetermined payment or DRG-based payment systems, for more inpatient and outpatient services. To the extent that such efforts are successful and reduce the insurers' reimbursement to hospitals and the costs of providing services to their beneficiaries, such reduced levels of reimbursement may have a negative impact on the operating results of our hospitals.

Other Sources: Our hospitals provide services to individuals that do not have any form of health care coverage. Such patients are evaluated, at the time of service or shortly thereafter, for their ability to pay based upon federal and state poverty guidelines, qualifications for Medicaid or other state assistance programs, as well as our local hospital's indigent and charity care policy. Patients without health care coverage who do not qualify for Medicaid or indigent care write-offs are offered substantial discounts in an effort to settle their outstanding account balances. In addition, effective January 1, 2006, we implemented a formal uninsured discount policy for our acute care hospitals which had the effect of lowering both our provision for doubtful accounts and net revenues but did not materially impact net income.

State Medicaid Disproportionate Share Hospital Payments: Hospitals that have an unusually large number of low-income patients (i.e., those with a Medicaid utilization rate of at least one standard deviation above the mean Medicaid utilization, or having a low income patient utilization rate exceeding 25%) are eligible to receive a disproportionate share hospital ("DSH") adjustment. Congress established a national limit on DSH adjustments. Although this legislation and the resulting state broad-based provider taxes have affected the payments we receive under the Medicaid program, to date the net impact has not been materially adverse.

Upon meeting certain conditions and serving a disproportionately high share of Texas' and South Carolina's low income patients, five of our facilities located in Texas and one facility located in South Carolina received additional reimbursement from each state's DSH fund. The Texas and South Carolina programs have been renewed for each state's 2007 fiscal years (covering the period of September 1, 2006 through August 31, 2007 for Texas and October 1, 2006 through September 30, 2007 for South Carolina). Although neither state has definitively quantified the amount of DSH funding our facilities will receive during the SFY2007, both states have indicated the allocation criteria will be similar to the methodology used in previous years. Included in our financial results was an aggregate of $43 million during 2006, $38 million during 2005 and $39 million during 2004 from these programs. Failure to renew these DSH programs beyond their scheduled termination dates, failure of our hospitals that currently receive DSH payments to qualify for future DSH funds under these programs, or reductions in reimbursements, could have a material adverse effect on our future results of operations.

In February 2003, the United States Department of Health and Human Services ("HHS") Office of Inspector General ("OIG") published a report indicating that Texas Medicaid may have overpaid Texas hospitals for DSH payments. To date, no actions to follow up on this report have had any material impact on our Texas hospitals.

Sources of Revenues and Health Care Reform: Given increasing budget deficits, the federal government and many states are currently considering additional ways to limit increases in levels of Medicare and Medicaid funding, which could also adversely affect future payments received by our hospitals. In addition, the uncertainty and fiscal pressures placed upon the federal government as a result of, among other things, the ongoing military engagement in Iraq, the War on Terrorism, economic recovery stimulus packages, responses to natural disasters, such as Hurricane Katrina, the continuing expansion of a Medicare drug benefit and the federal budget deficit in general may affect the availability of federal funds to provide additional relief in the future. We are unable to predict the effect of future policy changes on our operations.

In addition to statutory and regulatory changes to the Medicare and each of the state Medicaid programs, our operations and reimbursement may be affected by administrative rulings, new or novel interpretations and determinations of existing laws and regulations, post-payment audits, requirements for utilization review and new governmental funding restrictions, all of which may materially increase or decrease program payments as well as affect the cost of providing services and the timing of payments to our facilities. The final determination of amounts we receive under the Medicare and Medicaid programs often takes many years, because of audits by the program representatives, providers' rights of appeal and the application of numerous technical reimbursement provisions. We believe that we have made adequate provisions for such potential adjustments. Nevertheless, until final adjustments are made, certain issues remain unresolved and previously determined allowances could become either inadequate or more than ultimately required.

Finally, we expect continued third-party efforts to aggressively manage reimbursement levels and cost controls. Reductions in reimbursement amounts received from third-party payors could have a material adverse effect on our financial position and our results of operations.

Other Operating Results

Combined net revenues from our surgical hospitals, ambulatory surgery centers and radiation oncology centers were $34 million during 2006, $34 million during 2005 and $32 million during 2004. Combined income before income taxes from these entities was $5 million during 2006, $3 million during 2005 and $2 million during 2004.

Interest expense was $33 million during 2006, $33 million during 2005 and $38 million during 2004. The $5 million decrease during 2005, as compared to 2004, was due primarily to lower borrowings outstanding under our revolving credit facility since during 2005, we repaid $150 million of debt under the facility (net of $8 million of additional borrowings) using the net cash provided by operating activities and the cash proceeds generated from the sale of assets and businesses consisting primarily of the sale of acute care hospitals, as discussed below in Discontinued Operations. See Note 4 to the Consolidated Financial Statements—*Long Term Debt*, for additional disclosure.

Below is a schedule of our interest expense during 2006, 2005 and 2004 (amounts in thousands):

	2006	2005	2004
Revolving credit & demand notes	$ 5,825	$ 3,986	$ 5,755
$200 million, 6.75% Senior Notes due 2011	13,500	13,500	13,500
$250 million, 7.125% Senior Notes due 2016	8,956	—	—
Convertible debentures, 5.00%	7,791	15,145	14,535
Other combined, including interest rate swap expense, net of income	1,667	1,654	6,036
Capitalized interest on major construction projects	(3,403)	—	(1,539)
Interest income	(1,778)	(1,352)	(156)
Interest expense, net	$32,558	$32,933	$38,131

The effective tax rate was 37.1% during 2006, 36.2% during 2005 and 37.1% during 2004. The increase in our effective tax rate during 2006 resulted from: (i) the unfavorable impact resulting from an increase in the effective state income tax rate; (ii) the unfavorable impact resulting from the non-deductible $5 million charge incurred during 2006 in connection with the William & Mary Funding, and; (iii) the favorable impact resulting from a $3 million favorable adjustment to reduce reserves due to the expiration of statute of limitations in a foreign jurisdiction. The lower effective tax rate during 2005, as compared to 2006 and 2004, was due primarily to certain tax benefits recognized in connection with the employee retention tax credit as provided in the "Gulf Opportunity Zone Act of 2005".

Discontinued Operations

During 2005 and 2004, in conjunction with our strategic plan to sell certain acute care hospitals, as well as certain other under-performing assets, we sold acute care hospitals and related businesses and surgery and radiation therapy centers, as listed below. In addition, we also sold the assets of a closed women's hospital located in Edmond, Oklahoma during the fourth quarter of 2005. The operating results of these facilities, as well as the gains resulting from the divestitures, are reflected as "(Loss) income from discontinued operations, net of income taxes" in the Consolidated Statements of Income for during each of the last three years.

Sold during 2005:

During 2005, we received $384 million of combined cash proceeds for the sale of the following facilities (excludes $17 million of cash proceeds received for the sale of land in Las Vegas, Nevada that resulted in $6 million pre-tax gain that is included in income from continuing operations):

- a 430-bed hospital located in Bayamon, Puerto Rico during the first quarter of 2005;
- a 180-bed hospital located in Fajardo, Puerto Rico during the first quarter of 2005;
- a home health business in Bradenton, Florida during the first quarter of 2005;
- our 81.5% ownership interest in Medi-Partenaires, an operating company that owned and managed 14 hospitals in France, during the second quarter of 2005, and;
- the assets of a closed women's hospital located in Edmond, Oklahoma during the fourth quarter of 2005.

Sold during 2004:

During 2004, we received $81 million of combined cash proceeds for the sale of the following facilities:

- a 112-bed hospital located in San Luis Obispo, California during the second quarter of 2004;
- a 65-bed hospital located in Arroyo Grande, California during the second quarter of 2004;
- a 136-bed leased hospital in Shreveport, Louisiana during the second quarter of 2004;
- a 106-bed hospital located in La Place, Louisiana during the second quarter of 2004;
- a 160-bed pediatric and surgery hospital located in Rio Piedras, Puerto Rico during the third quarter of 2004, and;
- ownership interests in five outpatient surgery centers located in Ponca City, Oklahoma (sold in second quarter of 2004), New Albany, Indiana (sold in third quarter of 2004), Hammond, Louisiana (sold in third quarter of 2004), Littleton, Colorado (sold in the first quarter of 2004) and St. George, Utah (sold in the fourth quarter of 2004) and a radiation therapy center located in Madison, Indiana (sold in first quarter of 2004).

The following table shows the results of operations of these facilities, on a combined basis, for all facilities reflected as discontinued operations (amounts in thousands):

	Year Ended December 31,		
	2006	2005	2004
		(000s)	
Net revenues	$ 216	$165,967	$520,383
(Loss)/income from operations	($ 217)	$ 3,355	$ 8,680
Gains on divestitures	—	190,558	5,382
(Loss)/income from discontinued operations, pre-tax	(217)	193,913	14,062
Income tax benefit/(expense)	81	(62,911)	(5,668)
(Loss) Income from discontinued operations, net of income tax expense	($ 136)	$131,002	$ 8,394

Impact of Hurricane Katrina

In August, 2005, our facilities listed below were severely damaged from Hurricane Katrina. Since the Hurricane, all facilities remain closed and non-operational as we continue to evaluate the likely recovery period for the surrounding communities.

Methodist Hospital — located in New Orleans, Louisiana consisting of Methodist Hospital ("Methodist"), a six-story, 306-bed acute-care facility and Lakeland Medical Pavilion ("Lakeland"), a two-story, 54-bed acute-care facility.

Chalmette Medical Center — located in Chalmette, Louisiana consisting Chalmette Medical Center ("Chalmette"), a two-story, 138-bed acute-care facility and Virtue Street Pavilion, a one-story, 57-bed facility providing physical rehabilitation, skilled nursing and inpatient behavioral health services.

Since these facilities have been closed since Hurricane Katrina, no revenues are reflected in our Consolidated Statements of Income for the post-hurricane period. We have therefore excluded the financial and statistical results for these facilities from our "same facility" results for the period of September 1, 2005 through December 31, 2006.

Prior to December, 2006, Methodist and Lakeland were owned by a limited liability company ("LLC") in which we held a 90% ownership interest while the remaining 10% interest was held by an unaffiliated third-party. Pursuant to the terms of the LLC agreement, the third-party, minority member had certain "put rights" which they elected to exercise in December, 2006. The exercise of this put right required us to purchase the minority member's interest for $14.8 million which, as stipulated in the LLC agreement, consisted of the minority member's initial contribution in each facility. The gain resulting from this transaction, which is included in hurricane related expenses, net, did not have a material impact on our 2006 results of operations.

During the third quarter of 2006, we completed the asset exchange and substitution with Universal Health Realty Income Trust (the "Trust") whereby the Trust agreed to terminate the lease between Chalmette and the Trust and to transfer the real property assets and all rights attendant thereto (including insurance proceeds) of Chalmette to us in exchange and substitution for newly constructed real property assets owned by us ("Capital Additions") at Wellington Regional Medical Center ("Wellington"), The Bridgeway ("Bridgeway") and Southwest Healthcare System-Inland Valley Campus ("Inland Valley"), in satisfaction of the obligations under the Chalmette lease. This transaction did not qualify as a sale pursuant to SFAS No. 66—Accounting for Sales of Real Estate, and is being accounted for in accordance with the financing method prescribed by SFAS No. 98—Accounting for Leases. The total rent payable by us to the Trust on the Capital Additions included in the substitution package is expected to closely approximate the $1.6 million to $1.7 million total annual rent paid by us to the Trust under the Chalmette lease during the last three years, excluding the rent on the Inland Valley Capital Additions in excess of $11 million, if any.

Hurricane related expenses:

Included in our financial results were the after-tax, net expenses incurred for hurricane related expenses which, on a combined after-tax basis, amounted to $8 million ($14 million pre-tax and pre-minority interest) during 2006 and $99 million ($165 million pre-tax and pre-minority interest) during 2005 consisting of the following (amounts in thousands):

	2006	2005
Property write-down(A)	$11,124	$ 53,609
Accrued payable to the Trust based on independent appraisals	—	23,964(B)
Increase in/(recovery of) provision for doubtful accounts and allowance for unbilled revenue(C)	(8,438)	20,836
Provision for asset impairment	—	19,561(D)
Post-Hurricane salaries, wages and benefits paid to employees of affected facilities	—	17,064(E)
Building remediation expenses(F)	7,779	16,840
Other expenses, net of gain(G)	3,327	13,154
Subtotal—pre-tax, pre-minority interest net Hurricane-related expenses	13,792	165,028
Less: Minority interests in Hurricane-related expenses	(1,721)	(9,228)
Subtotal—pre-tax Hurricane-related expenses	12,071	155,800
Income tax benefit	(4,499)	(56,758)
After-tax Hurricane-related expenses	$ 7,572	$ 99,042

A. Consists of the combined net book value of the damaged or destroyed depreciable assets at each facility based on our assessments of the real estate assets and equipment. Since the net book values of the damaged assets were not separately determinable, the $54 million of write-downs recorded during 2005 were determined using the estimated replacement cost of the damaged assets as compared to the total estimated replacement costs of all assets of each facility. The property write-down charge of $11 million recorded during 2006 related primarily to the equipment at Methodist, the carrying-value of which has been reduced to zero since the majority of the equipment remains in storage and, after further evaluation, a significant portion will likely require refurbishment and certification before being placed into service.
B. Consists of our liability in connection with the lease on the majority of the real estate assets of Chalmette which, prior to Hurricane Katrina, were leased by us from the Trust. During 2006, as discussed above, we completed the asset exchange and substitution agreement with the Trust whereby the Trust agreed to terminate the lease between Chalmette and the Trust and to transfer the real property assets and all rights attendant thereto (including insurance proceeds) of Chalmette to us in exchange and substitution for the Capital Additions at Wellington, Bridgeway and Inland Valley, in satisfaction of the obligations under the Chalmette lease.
C. The amount recorded during 2005 represents an increase in provision for doubtful accounts to fully reserve for all accounts receivable outstanding for each facility as of December 31, 2005 since the Hurricane left many patients without the financial resources required to pay bills. In addition, a provision was recorded during 2005 to fully reserve for all net patient revenue that was unbilled at the time of the Hurricane. During 2006, we collected $8.4 million of the previously reserved accounts.
D. Consists of asset impairment charges recorded during 2005 resulting from the Hurricane to further reduce the carrying-values of the depreciable real estate assets to their estimated net realizable values based on a projection of estimated future cash flows.
E. Consists of salaries, wages and benefits expense for employees of affected facilities during the post-Hurricane period through December 31, 2005. Most of the employees of these facilities had their employment terminated in early-October, 2005, although certain benefits continued through December 31, 2005.
F. Consists of expenses incurred in connection with remediation of the Hurricane-damaged properties including removal of damaged property and debris and sealing of the buildings to prevent further weather-related deterioration.
G. Consists of various other expenses related to the Hurricane and its aftermath including expenses incurred in connection with the patients, employees and property of each facility. Also included during 2006 was a $2.6 million pre-tax gain realized by us from the repurchase of the minority member's 10% ownership interest in the Methodist and Lakeland facilities, as mentioned above.

Hurricane insurance recoveries:

During 2006, we reached an agreement with our insurance carrier to settle all claims related to damage sustained at our facilities located in Louisiana as a result of Hurricane Katrina. Including amounts collected from our other insurance carriers in 2005 and 2006, we received total insurance proceeds of $264 million which represented approximately 95% of our insurance policy limits. Included in our financial results were after-tax hurricane related insurance recoveries amounting to $107 million ($182 million pre-tax and pre-minority interest) during 2006 and $49 million ($82 million pre-tax and pre-minority interest) during 2005.

Professional and General Liability Claims and Property Insurance

Effective January 1, 2006, most of our subsidiaries became self-insured for malpractice exposure up to $20 million per occurrence, as compared to $25 million per occurrence in the prior year. We purchased several excess policies for our subsidiaries through commercial insurance carriers for coverage in excess of $20 million per occurrence with a $75 million total aggregate. We also purchased a commercial excess policy with a $100 million limit for our subsidiaries for professional and general liability exposure in excess of $95 million per occurrence.

Our estimated liability for self-insured professional and general liability claims is based on a number of factors including, among other things, the number of asserted claims and reported incidents, estimates of losses for these claims based on recent and historical settlement amounts, estimate of incurred but not reported claims based on historical experience, and estimates of amounts recoverable under our commercial insurance policies. While we continuously monitor these factors, our ultimate liability for professional and general liability claims could change materially from our current estimates due to inherent uncertainties involved in making this estimate. Given our significant self-insured exposure for professional and general liability claims, there can be no assurance that a sharp increase in claims asserted against us will not have a material adverse effect on our future results of operations.

For the period from January 1, 1998 through December 31, 2001, most of our subsidiaries were covered under commercial insurance policies with PHICO, a Pennsylvania based insurance company that was placed into liquidation during the first quarter of 2002. As a result of PHICO's liquidation, we recorded a $40 million pre-tax charge during 2001 to reserve for PHICO claims that became our liability. However, we continue to be entitled to receive reimbursement from state insurance guaranty funds and/or PHICO's estate for a portion of certain claims ultimately paid by us.

As of December 31, 2006, the total accrual for our professional and general liability claims was $248 million ($245 million net of expected recoveries), of which $32 million is included in other current liabilities. As of December 31, 2005, the total accrual for our professional and general liability claims was $225 million ($216 million net of expected recoveries), of which $24 million is included in other current liabilities. Included in other assets was $3 million as of December 31, 2006 and $9 million as of December 31, 2005, related to estimated expected recoveries from various state guaranty funds in connection with PHICO related professional and general liability claims payments.

Prior to 2006, we had commercial insurance policies for a large portion of our property loss exposure which provided coverage with varying sub-limits and aggregates for property and business interruption losses resulting from damage sustained from fire, flood, windstorm and earthquake. The specific amount of commercial insurance coverage was dependent on factors such as location of the facility and loss causation. Due to a sharp increase in property losses experienced nationwide in recent years, the cost of commercial property insurance has increased significantly. As a result, catastrophic coverage for flood and earthquake has been limited to annual aggregate losses, windstorms have been limited to per occurrence losses and coverage has been limited to lower sub-limits for named windstorms and earthquakes in certain states such as Alaska, California, Puerto Rico and Washington and for floods in facilities located in designated flood zones. Given these insurance market conditions, there can be no assurance that a continuation of these unfavorable trends, or a sharp increase in uninsured property losses sustained by us, will not have a material adverse effect on our future results of operations.

Effects of Inflation and Seasonality

Seasonality — Our business is typically seasonal, with higher patient volumes and net patient service revenue in the first and fourth quarters of the year. This seasonality occurs because, generally, more people become ill during the winter months, which results in significant increases in the number of patients treated in our hospitals during those months.

Inflation — Although inflation has not had a material impact on our results of operations over the last three years, the healthcare industry is very labor intensive and salaries and benefits are subject to inflationary pressures as are rising supply costs which tend to escalate as vendors pass on the rising costs through price increases. Our acute care and behavioral health care facilities are experiencing the effects of a shortage of skilled nursing staff nationwide, which has caused and may continue to cause an increase in salaries, wages and benefits expense in excess of the inflation rate. Although we cannot predict our ability to continue to cover future cost increases, we believe that through adherence to cost containment policies, labor management and reasonable price increases, the effects of inflation on future operating margins should be manageable. However, our ability to pass on these increased costs associated with providing healthcare to Medicare and Medicaid patients is limited due to various federal, state and local laws which have been enacted that, in certain cases, limit our ability to increase prices. In addition, as a result of increasing regulatory and competitive pressures and a continuing industry wide shift of patients into managed care plans, our ability to maintain margins through price increases to non-Medicare patients is limited.

Liquidity

Net cash provided by operating activities

Net cash provided by operating activities was $169 million during 2006 as compared to $425 million during 2005. The $256 million net decrease was primarily attributable to the following:

- an unfavorable change of $107 million in accounts receivable due primarily to: (i) an unfavorable change of $40 million due to an increase in the Texas upper payment limit and disproportionate share hospital receivables during 2006, the majority of which are scheduled to be paid to us prior to June 30, 2007; (ii) an unfavorable change of $18 million due to the funding of the Medicaid supplemental payment program escrow accounts for our Texas hospitals which we expect to receive during the second and fourth quarters of 2007; (iii) an unfavorable change of $23 million due to an increase in the combined accounts receivable at our four acute care hospitals located in Las Vegas, Nevada due primarily to an increase in patient volumes and net revenues during 2006, as compared to 2005; (iv) an unfavorable change of $6 million due to a construction contract receivable outstanding as of December 31, 2006 in connection with our management of a newly constructed acute care facility for an unaffiliated third-party, and; (v) $20 million of other combined net unfavorable changes partially due to the favorable changes in accounts receivable occurring during 2005 as a result of lower accounts receivable balances for our Louisiana hospitals that were damaged and closed as a result of Hurricane Katrina and from additional government supplemental reimbursements received during the third quarter of 2005;
- an unfavorable change of $176 million in accrued and deferred income taxes, as discussed below;
- a favorable change of $44 million resulting from hurricane insurance recoveries received during 2006, as discussed below in *Hurricane Insurance Proceeds Received*;
- an unfavorable change of $45 million due to a decrease in net income plus or minus the adjustments to reconcile net income to net cash provided by operating activities (depreciation and amortization, accretion of discount on convertible debentures, gains on sales of assets and businesses, net of losses, hurricane insurance recoveries, hurricane related expenses and provision for asset impairment);
- a $19 million combined unfavorable change in accrued insurance expense and payments made in settlement of self-insured claims, net of commercial reimbursements, due to: (i) a $12 million increase in payments during 2006, as compared to 2005, due in part to a $9 million settlement received during 2005 from a commercial professional and general liability insurance carrier, and; (ii) a $7 million decrease in accrued insurance, net of commercial premiums paid;
- a $16 million favorable change resulting from payments made for expenses and building remediation costs incurred, net of recovery of previously reserved patient accounts, in connection with damage sustained by our acute care facilities in Louisiana from Hurricane Katrina;
- a $12 million favorable change in minority interest in earnings of consolidated entities, net of distributions, and;
- $19 million of other combined net favorable changes.

Hurricane insurance proceeds received: During 2006, we reached an agreement with our insurance carrier to settle all claims related to damage sustained at our facilities located in Louisiana as a result of

Hurricane Katrina. Including amounts collected from our other insurance carriers in 2005 and 2006, we received total insurance proceeds of $264 million ($189 million received during 2006 and $75 million received during 2005) which represented approximately 95% of our insurance policy limits. We allocated the total insurance proceeds received to "investing activities" and "operating activities" on our consolidated statements of cash flows based upon the percentage of our total insurance claim that related to recovery of property losses and the recovery of all other losses. Of the $189 million of hurricane insurance proceeds received during 2006, $44 million is included in net cash provided by operating activities and the remaining $145 million is included in net cash provided by investing activities. The entire $75 million of hurricane insurance proceeds received during 2005 were included in net cash provided by investing activities. Included in our financial results were after-tax hurricane related insurance recoveries amounting to $107 million ($182 million pre-tax and pre-minority interest) during 2006 and $49 million ($82 million pre-tax and pre-minority interest) during 2005.

Income taxes: As a result of Hurricane Katrina, the Internal Revenue Service ("IRS") granted a postponement of payment relief to companies that owned Hurricane Katrina-affected businesses in the most severely damaged parishes of Louisiana. Since four of our facilities were severely damaged and closed as a result of Hurricane Katrina (and remain closed), we believe that we qualified for the income tax postponement until the third quarter of 2006. During 2006, we paid $263 million of income taxes, $84 million of which related to 2005 federal income taxes that were previously deferred pursuant to the above mentioned IRS postponement. As of December 31, 2006, no income tax payments remain deferred pursuant to the IRS postponement.

Days sales outstanding ("DSO"): Our DSO are calculated by dividing our annual net revenue by the number of days in the year. The result is divided into the accounts receivable balance at the end of the year to obtain the DSO. Without adjustment for any of the above mentioned items included in our accounts receivable as of December 31, 2006, our DSO were 52 days in 2006, 46 days in 2005 and 52 days in 2004. After adjusting our December 31, 2006 accounts receivable balance to deduct: (i) the $45 million of combined receivables related to the Texas upper payment limit and disproportionate share hospital receivables, the majority of which are scheduled to be paid to us prior to June 30, 2007; (ii) the $18 million receivable resulting from the funding of the Medicaid supplemental payment program escrow accounts for our Texas hospitals which we expect to receive during the second and fourth quarters of 2007, and; (iii) the $6 million construction contract receivable recorded in connection with our management of a newly constructed acute care facility for an unaffiliated third-party, our adjusted DSO for 2006 were 47 days.

Net cash used in investing activities

Net cash used in investing activities was $278 million during 2006 as compared to $46 million during 2005.

2006:

The $278 million of net cash used in investing activities during 2006 consisted of $341 million spent on capital expenditures and $82 million spent on the acquisition of businesses, less the $145 million of hurricane insurance proceeds received as a result of damage sustained from Hurricane Katrina, as discussed above:

2006 Capital Expenditures:

During 2006, we spent $341 million to finance capital expenditures, including the following:

- Construction costs related to the newly constructed 170-bed acute care hospital in Las Vegas, Nevada which is scheduled to be completed and opened during the fourth quarter of 2007;
- Construction costs related to major renovation at our Manatee Memorial Hospital in Bradenton, Florida which is scheduled to be completed and opened during the second quarter of 2007;
- Construction costs related to a newly constructed 171-bed acute care hospital in Palmdale, California that is scheduled to be completed and opened in the fourth quarter of 2008;

- Construction costs related to the newly constructed 120-bed children's facility in Edinburg, Texas which has been completed and opened during 2006;
- Construction costs related to the newly constructed 134-bed replacement behavioral health facility in McAllen, Texas which has been completed and opened during 2006;
- Construction costs related to the newly constructed 104-bed acute care hospital in Eagle Pass, Texas that has been completed and opened during 2006;
- Construction costs related to multiple projects in process to add capacity to our busiest behavioral health facilities, and;
- Capital expenditures for equipment, renovations and new projects at various existing facilities.

2006 Acquisitions of Businesses:

During 2006, we spent $82 million on the acquisition of businesses, including the following:

- The assets of two closed behavioral health care facilities located in Florida and Georgia which are being renovated and are scheduled to open during 2007;
- Acquisition of a 128-bed behavioral health facility in Utah;
- Acquisition of the assets of an 86-bed behavioral health facility in Colorado which is being renovated and is expected to open in early 2007;
- Acquisition of a medical office building in Nevada, and;
- Acquisition of a 77-bed behavioral health care facility located in Kentucky.

2005:

The $46 million of net cash used in investing activities during 2005 consisted of $241 million spent on capital expenditures, $281 million spent on the acquisition of businesses, $401 million of cash proceeds received from sales of assets and businesses and $75 million of Hurricane insurance recoveries received, as follows:

2005 Capital Expenditures:

During 2005, we spent $241 million to finance capital expenditures, including the following:

- Construction costs related to the 108-bed replacement facility for our Fort Duncan facility in Eagle Pass, Texas which was completed and opened during 2006;
- Construction costs related to the 120-bed children's facility located in Edinburg, Texas which was completed and opened during 2006;
- Construction costs related to the 134-bed replacement behavioral health facility located in McAllen, Texas which was completed and opened during 2006;
- Construction costs related to major renovation at our Manatee Memorial Hospital in Bradenton, Florida which is scheduled to be completed and opened during the second quarter of 2007;
- Construction costs related to additional capacity added to our Aiken Regional Medical Center in Aiken, South Carolina;
- Construction costs related to multiple projects in process to add capacity to our busiest behavioral health facilities, and;
- Capital expenditures for equipment, renovations and new projects at various existing facilities.

2005 Acquisitions of Businesses:

During 2005, we spent $281 million on the acquisition of businesses, including the following:

- We acquired the stock of KEYS Group Holdings, LLC, including Keystone Education and Youth Services, LLC. Through this acquisition, we added a total of 46 facilities in 10 states including 21 residential treatment facilities with 1,280 beds, 21 non-public therapeutic day schools and four detention facilities;
- We acquired the assets of five therapeutic boarding schools located in Idaho and Vermont, four of which were closed at the date of acquisition. Three of these facilities reopened during 2005 and the remaining one remains closed;
- We acquired two behavioral health facilities, one in Orem, Utah and one in Casper, Wyoming;
- We purchased a non-controlling 56% ownership interest in a surgical hospital located in Texas and a non-controlling 50% ownership interest in an outpatient surgery center in Florida, and;
- We acquired the membership interests of McAllen Medical Center Physicians, Inc. and Health Clinic P.L.L.C., a Texas professional limited liability company. In connection with this transaction, we paid approximately $5 million in cash and assumed a $10 million purchase price payable, which is contingent on certain conditions as set forth in the purchase agreement.

2005 Sales of Assets and Businesses:

During 2005, we received $401 million of cash proceeds in connection with sales of hospitals and other assets, including the following:

- We sold a 430-bed hospital located in Bayamon, Puerto Rico during the first quarter of 2005;
- We sold a 180-bed hospital located in Fajardo, Puerto Rico during the first quarter of 2005;
- We sold a home health business in Bradenton, Florida during the first quarter of 2005;
- We sold our 81.5% ownership interest in Medi-Partenaires, an operating company that owned and managed 14 hospitals in France, during the second quarter of 2005;
- We sold the assets of a closed women's hospital located in Edmond, Oklahoma during the fourth quarter of 2005, and;
- We sold land in Las Vegas, Nevada during the fourth quarter of 2005.

The operating results of these facilities, as well as the combined $191 million pre-tax gain ($129 million after-tax) resulting from the divestitures are reflected as "Income from discontinued operations, net of income tax" in the Consolidated Statements of Income for the year ended December 31, 2005. The sale of land in Las Vegas, Nevada resulted in a $6 million pre-tax gain ($4 million after-tax) and is included in income from continuing operations for the year ended December 31, 2005.

Net cash provided by/used in financing activities

Net cash provided by financing activities was $116 million during 2006 as compared to net cash used in financing activities of $405 million during 2005.

2006:

The $116 million of net cash provided by financing activities consisted of the following:

- we generated $249 million of net proceeds (net of underwriting discount) from the issuance of $250 million of senior notes which have a 7.125% coupon rate and will mature on June 30, 2016;

- we generated $245 million of net proceeds from additional borrowings pursuant to our $650 million revolving credit facility and our short term credit facility which is payable on demand;
- we spent $35 million for repayments of debt consisting primarily of $31 million spent on the redemption of a portion of our outstanding convertible debentures that were due in 2020 prior to our exercise of our call option in June of 2006;
- we spent $350 million to repurchase approximately 6.5 million shares of our Class B Common Stock on the open market;
- we spent $17 million to pay quarterly cash dividends of $.08 per share;
- we received $17 million of capital contributions from a third-party minority member for their share of costs related to an acute care facility currently under construction, and;
- we generated $7 million of net cash from other financing activities.

2005:

The $405 million of net cash used in financing activities during 2005 consisted of the following:

- we spent $150 million on net debt repayments ($158 million of debt repayments less $8 million of additional borrowings) consisting primarily of repayments under our revolving credit facility;
- we spent $249 million to purchase 4.46 million shares of our Class B Common Stock on the open market;
- we spent $18 million to pay an $.08 per share quarterly cash dividend, and;
- we received $12 million of other net cash from financing activities due primarily to the issuance of common stock in connection with various employee stock incentive plans.

Year ended December 31, 2005 as compared to December 31, 2004:

Net cash provided by operating activities

Net cash provided by operating activities was $425 million during 2005 as compared to $393 million during 2004. The 8% or $32 million increase was primarily attributable to:

- a favorable change of $43 million in accounts receivable primarily resulting from lower accounts receivable balances for our Louisiana hospitals that were damaged and closed as a result of Hurricane Katrina in late August, 2005 and from additional government supplemental reimbursements received during the third quarter of 2005;
- a favorable change of $27 million in accrued and deferred income taxes resulting primarily from a postponement of our 2005 federal income tax payments (as discussed above), amounting to $84 million (including federal income taxes due on the gain realized on the 2005 sale of fourteen acute care facilities in France);
- a $19 million combined favorable change in accrued insurance expense and payments made in settlement of self-insured claims, net of commercial insurance reimbursements, due primarily to a $15 million reduction in payments due in part to a $9 million settlement received during 2005 from a commercial professional and general liability insurance carrier;
- a $31 million unfavorable change resulting from payments made during 2005 for expenses and building remediation costs incurred in connection with damage sustained by our acute care facilities in Louisiana from Hurricane Katrina;
- an unfavorable change of $27 million due to a decrease in net income plus or minus the adjustments to reconcile net income to net cash provided by operating activities (depreciation and amortization,

accretion of discount on convertible debentures, gains on sales of assets and businesses, Hurricane related expenses, Hurricane insurance recoveries, reversal of restricted stock grant amortization and provision for asset impairment), and;

- $1 million of other net favorable changes.

Net cash used in investing activities

Net cash used in investing activities was $46 million during 2005 as compared to $320 million during 2004. As mentioned above, during 2005, we spent $241 million to finance capital expenditures, we spent $281 million on the acquisition of businesses, we received $401 million of cash proceeds in connection with the sales of hospitals and other assets and we received $75 million of hurricane insurance proceeds.

2004:

The $320 million of net cash used in investing activities during 2004 consisted of $231 million spent on capital expenditures, $163 million spent on the acquisition of businesses, $7 million on the purchase of assets previously leased and $81 million of cash proceeds received from sales of assets and businesses, as follows:

2004 Capital Expenditures:

During 2004, we spent $231 million to finance capital expenditures, including the following:

- Construction costs related to the new Lakewood Ranch Hospital, a 120-bed acute care facility located in Manatee County, Florida which opened during 2004;
- Purchase of land for construction of a new acute care facility located in Las Vegas, Nevada;
- Capital expenditures for equipment, renovations and new projects at various existing facilities.

2004 Acquisitions of Businesses and Purchase of Assets Previously Leased:

During 2004, we spent $170 million on the acquisition of businesses and real estate assets ($163 spent on the acquisition of businesses and $7 million spent on the purchase of assets previously leased), including the following:

- a 90% controlling ownership interest in a 54-bed acute care hospital located in New Orleans, Louisiana, (operations subsequently merged with the operations of a 306-bed acute care hospital located in East New Orleans, Louisiana and both facilities were damaged and closed during the third quarter of 2005 as a result of Hurricane Katrina);
- a 50-bed acute care facility, a 20-bed acute care facility and a the remaining 65% ownership interest (35% previously acquired) in the real estate assets of a 198-bed acute care facility located in France, all of which were acquired by an operating company in which we owned an 80% controlling ownership interest (all of which were divested during the second quarter of 2005);
- a 63-bed behavioral health hospital, partial services, a school, group homes and detox services located in Stonington, Connecticut;
- a 112-bed behavioral health facility in Savannah, Georgia;
- a 77-bed behavioral facility in Benton, Arkansas;
- the operations of an 82-bed behavioral health facility in Las Vegas, Nevada;
- a 72-bed behavioral health facility in Bowling Green, Kentucky;
- an outpatient surgery center in Edinburg, Texas and an outpatient surgery center located in New Orleans, Louisiana, and;

- the purchase of the real estate assets of the Virtue Street Pavilion located in Chalmette, Louisiana which were previously leased by us from Universal Health Realty Income Trust (this facility was severely damaged and closed during the third quarter of 2005 as a result of Hurricane Katrina).

In addition, in late December, 2003, we funded $230 million (which was included in other assets on our Consolidated Balance Sheet as of December 31, 2003) for the combined purchase price of the following acute care facilities which we acquired effective January 1, 2004:

- a 90% controlling ownership interest in a 306-bed facility located in East New Orleans, Louisiana (this facility was severely damaged and closed during the third quarter of 2005 as a result of Hurricane Katrina);
- a 228-bed facility located in Corona, California;
- a 112-bed facility located in San Luis Obispo, California (this facility was sold during the second quarter of 2004), and;
- a 65-bed facility located in Arroyo Grande, California (this facility was sold during the second quarter of 2004).

2004 Sales of Assets and Businesses:

During 2004, in conjunction with our strategic plan to sell two acute care hospitals in California acquired during 2004 as well as certain other under-performing assets, we sold the following acute care facilities and surgery and radiation therapy centers for combined cash proceeds of approximately $81 million:

- a 112-bed hospital located in San Luis Obispo, California (sold in second quarter of 2004);
- a 65-bed hospital located in Arroyo Grande, California (sold in second quarter of 2004);
- a 136-bed leased hospital in Shreveport, Louisiana (sold in second quarter of 2004);
- a 106-bed hospital located in La Place, Louisiana (sold in second quarter of 2004);
- a 160-bed pediatric and surgery hospital located in Rio Piedras, Puerto Rico (sold in third quarter of 2004), and;
- ownership interests in five outpatient surgery centers located in Ponca City, Oklahoma (sold in second quarter of 2004), New Albany, Indiana (sold in third quarter of 2004), Hammond, Louisiana (sold in third quarter of 2004), Littleton, Colorado (sold in the first quarter of 2004) and St. George, Utah (sold in the fourth quarter of 2004) and a radiation therapy center located in Madison, Indiana (sold in first quarter of 2004).

The operating results of these facilities, as well as the combined $5 million pre-tax gain ($3 million after-tax) resulting from the divestitures are reflected as "Income from discontinued operations, net of income tax" in the Consolidated Statements of Income for the year ended December 31, 2004.

Net cash used in financing activities

Net cash used in financing activities was $405 million during 2005, as discussed above, as compared to $75 million during 2004.

2004:

The $75 million of net cash used in financing activities during 2004 consisted of the following:

- we spent $108 million on debt repayments, $100 million of which were used to repay borrowings under the terms of our commercial paper credit facility which expired on its scheduled maturity date in October, 2004;

- we received $72 million from additional borrowings, $58 million of which were borrowed under our revolving credit facility;
- we spent $24 million to purchase 559,481 shares of our Class B Common Stock on the open market;
- we spent $19 million to pay an $.08 per share quarterly cash dividend, and;
- we received $4 million of other net cash provided by financing activities.

2007 Expected Capital Expenditures:

During 2007, we expect to spend approximately $450 million on capital expenditures, including approximately $254 million related to expenditures for capital equipment, renovations, new projects at existing hospitals and completion of major construction projects in progress at December 31, 2006. We believe that our capital expenditure program is adequate to expand, improve and equip our existing hospitals. We expect to finance all capital expenditures and acquisitions with internally generated funds and/or additional funds, as discussed below.

2007 Acquisitions:

In January, 2007, we acquired certain assets of Texoma Healthcare System located in Texas, including a 234-bed acute-care hospital, a 60-bed behavioral health hospital, a 21-bed freestanding rehabilitation hospital and TexomaCare, a 34-physician group practice structured as a 501A corporation. Pursuant to the terms of the purchase agreement, we are committed to building a 220-bed replacement facility within three years of the closing date which we estimate will cost approximately $132 million. Also, during 2006, we executed a purchase agreement to acquire the assets of a 50-bed behavioral health facility located in Delaware. The transaction, which is subject to normal regulatory approvals, is expected to be completed in March, 2007. The combined cash purchase price for these acquisitions is approximately $80 million.

Capital Resources

Credit Facilities and Outstanding Debt Securities

During 2006, we amended our $500 million unsecured non-amortizing revolving credit agreement which was scheduled to expire on March 4, 2010. The amended facility was increased to $650 million and will expire on July 28, 2011. The amendment increases the sub-limit for letters of credit to $100 million from $75 million. The interest rate on the borrowings is determined, at our option, as either: (i) the one, two, three or six month London Inter-Bank Offer Rate ("LIBOR") plus a spread of 0.33% to 0.575%; (ii) at the higher of the Agent's prime rate or the federal funds rate plus 0.50%, or; (iii) a competitive bid rate. A facility fee ranging from 0.07 to 0.175% is required on the total commitment. The applicable margins over LIBOR and the facility fee are based upon our credit ratings from Standard & Poor's Ratings Services and Moody's Investors Service, Inc. At December 31, 2006, the applicable margin over the LIBOR rate was 0.40% and the commitment fee was .10%. There are no compensating balance requirements. As of December 31, 2006, we had $338 million of borrowings outstanding under our revolving credit agreement and $240 million of available borrowing capacity, net of $57 million of outstanding letters of credit and $15 million of outstanding borrowings under a short-term credit facility which is payable on demand by the lending institution.

On June 30, 2006, we issued $250 million of senior notes (the "Notes") which have a 7.125% coupon rate and mature on June 30, 2016. Interest on the Notes is payable semiannually in arrears on June 30 and December 30 of each year.

During 2001, we issued $200 million of senior notes which have a 6.75% coupon rate and which mature on November 15, 2011. The interest on the senior notes is paid semiannually in arrears on May 15 and November 15 of each year. The senior notes can be redeemed in whole at any time and in part from time to time.

On June 23, 2006, we exercised our right to redeem our convertible debentures due in 2020 (the "Debentures") at a price of $543.41 per $1,000 principal amount of Debenture. The aggregate issue price of the Debentures was $250 million or $587 million aggregate principal amount at maturity. The Debentures were issued at a price of $425.90 per $1,000 principal amount of Debenture. The Debentures' yield to maturity was 5% per annum, .426% of which was cash interest. The Debentures were convertible at the option of the holders into 11.2048 shares of our common stock per $1,000 of Debentures. We had the right to redeem the Debentures any time on or after June 23, 2006 at a price equal to the issue price of the Debentures plus accrued original issue discount and accrued cash interest to the date of redemption. During the second quarter of 2006, approximately 10% of the Debentures were redeemed or repurchased. We spent an aggregate of approximately $31 million to either redeem Debentures at a price of $543.41 per $1,000 principal amount of Debenture or repurchase Debentures on the open market. In late June of 2006, approximately 90% of the holders converted their Debentures into 5.9 million shares of our Class B Common Stock. In connection with this conversion, we reclassified approximately $288 million of long-term debt to capital in excess of par.

The average amounts outstanding during 2006, 2005 and 2004 under the revolving credit and demand notes and commercial paper program (commercial paper program expired on its scheduled maturity date in October, 2004) were $90 million, $84 million and $272 million, respectively, with corresponding effective interest rates of 6.4%, 4.7% and 2.6% including commitment and facility fees. The maximum amounts outstanding at any month-end were $352 million in 2006, $252 million in 2005, and $370 million in 2004. As of December 31, 2006 and 2005, there were no interest rate swaps outstanding. The effective interest rate on our revolving credit and demand notes including the respective interest expense and income incurred on designated interest rate swaps, which are now expired, was unchanged in 2006 and 2005 and was 4.7% during 2004. There was no additional interest expense recorded as a result of our U.S. dollar denominated hedging activity during 2006 and 2005 and $4.1 million was recorded during 2004.

Our total debt as a percentage of total capitalization was 37% at December 31, 2006 and 35% at December 31, 2005. Covenants related to long-term debt require specified leverage and fixed charge coverage ratios. We are in compliance with all required covenants as of December 31, 2006.

The fair value of our long-term debt at December 31, 2006 and 2005 was approximately $841 million and $670 million, respectively.

We expect to finance all capital expenditures and acquisitions, pay dividends and potentially repurchase shares of our common stock utilizing internally generated and additional funds. Additional funds may be obtained through: (i) the issuance of equity; (ii) borrowings under our existing revolving credit facility or through refinancing the existing revolving credit agreement, and/or; (iii) the issuance of other long-term debt. There can be no assurance that such additional funds will be available in the preferred amounts or from the preferred sources.

Contractual Obligations and Off-Balance Sheet Arrangements

As of December 31, 2006, we were party to certain off balance sheet arrangements consisting of standby letters of credit and surety bonds. Our outstanding letters of credit and surety bonds as of December 31, 2006, totaled $103 million consisting of: (i) $81 million related to our self-insurance programs; (ii) $17 million consisting primarily of collateral for outstanding bonds of an unaffiliated third party and public utility, and; (iii) $5 million of debt guarantees related to entities in which we own a minority interest.

Obligations under operating leases for real property, real property master leases and equipment amount to $137 million as of December 31, 2006. The real property master leases are leases for buildings on or near hospital property for which we guarantee a certain level of rental income. We sublease space in these buildings and any amounts received from these subleases are offset against the expense. In addition, we lease four hospital facilities from the Trust with terms expiring in 2011 and 2014. These leases contain up to four 5-year renewal options.

The following represents the scheduled maturities of our contractual obligations as of December 31, 2006:

Contractual Obligation	Payments Due by Period (dollars in thousands)				
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Long-term debt obligations(a)	$ 823,301	$ 1,938	$ 1,442	$556,420	$263,501
Estimated future interest payments on debt outstanding as of December 31, 2006(b)	353,417	57,115	107,181	97,011	92,110
Construction commitments(c)	279,000	94,140	184,860	—	—
Purchase and other obligations(d)	125,827	30,260	39,201	37,272	19,094
Operating leases(e)	136,998	38,663	52,052	37,106	9,177
Estimated future defined benefit pension plan and other retirement plan payments(f)	233,374	5,774	8,722	8,894	209,984
Total contractual cash obligations	$1,951,917	$227,890	$393,458	$736,703	$593,866

(a) Includes capital lease obligations

(b) Assumes that all debt outstanding as of December 31, 2006, including borrowings under our revolving credit agreement, remain outstanding until the final maturity of the debt agreements at the same interest rates which were in effect as of December 31, 2006. We have the right to repay borrowings under the revolving credit agreement at anytime during the term of the agreement, without penalty.

(c) Estimated cost to complete construction of: (i) a new 171-bed acute care facility located in Palmdale, California which, pursuant to an agreement with a third-party, we are required to build. As of December 31, 2006, we have spent $23 million in connection with the construction of this facility. In addition, in January, 2007, we acquired certain assets of Texoma Healthcare System located in Texas, including a 234-bed acute-care hospital. Pursuant to the terms of the purchase agreement, we are committed to build a 220-bed replacement facility within three years of the closing date which we estimate will cost approximately $130 million. In addition to the projects mentioned above, we had various other projects under construction as of December 31, 2006 with estimated additional cost to complete and equip of approximately $179 million. Because we can terminate substantially all of the related construction contracts at any time without paying a termination fee, these costs are excluded from the above table except for the amounts contractually committed to a third-party. In addition, we have a contractual obligation with an unrelated third-party to manage the construction of a new acute care facility located in Texas. In connection with this construction management contract, the newly constructed facility will be wholly-owned by the unrelated third party and the third-party is obligated to reimburse us for the cost of construction. Therefore, the future construction costs related to this project are excluded from the table above.

(d) Consists of: (i) a $105 million minimum obligation pursuant to a contract that expires in 2012, that provides for certain data processing services at our acute care and behavioral health facilities; (ii) a $9 million commitment payable over a two-year period for a clinical application license fee; (iii) an $8 million liability for physician commitments recorded in connection with the adoption of FASB issued Interpretation No. 45-3, "Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners" ("FIN 45-3"), and; (iv) a $4 million commitment payable over a four-year period in connection with the William & Mary Funding. See Note 1 to the Consolidated Financial Statements for additional disclosure related to FIN 45-3.

(e) Reflects our future minimum operating lease payment obligations related to our operating lease agreements outstanding as of December 31, 2006 as discussed in Note 7 to the Consolidated Financial Statements. Some of the lease agreements provide us with the option to renew the lease and our future lease obligations would change if we exercised these renewal options.

(f) Consists of $219 million of estimated future payments related to our non-contributory, defined benefit pension plan (estimated through 2083), as disclosed in Note 10 to the Consolidated Financial Statements, and $14 million of estimated future payments related to another retirement plan liability. Included in our other non-current liabilities as of December 31, 2006 was a $27 million liability recorded in connection with the non-contributory, defined benefit pension plan and a $9 million liability recorded in connection with the other retirement plan.

As of December 31, 2006, our total accrual for our professional and general liability self-insured claims was $248 million ($245 million net of expected recoveries), of which $32 million is included in other current liabilities $216 million is included in other non-current liabilities. We exclude the $248 million for professional and general liability claims from the contractual obligations table because there are no significant contractual obligations associated with these liabilities and because of the uncertainty of the dollar amounts to be ultimately paid as well as the timing of such amounts. Please see *Professional and General Liability Claims and Property Insurance* for additional disclosure related to our professional and general liability claims and reserves.

ITEM 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Our interest expense is sensitive to changes in the general level of interest rates. To mitigate the impact of fluctuations in domestic interest rates, a portion of our debt is fixed rate accomplished by either borrowing on a long-term basis at fixed rates or by, from time to time, entering into interest rate swap transactions. Although we do not have any interest rate swap agreements outstanding as of December 31, 2006, our previously outstanding interest rate swaps have been contracts that require us to pay fixed and receive floating interest rates or to pay floating and receive fixed interest rates over the life of the agreements. We may also, from time to time, enter into treasury locks ("T-Locks") to protect from a rise in the yield of the underlying treasury security for a forecasted bond issuance.

As of December 31, 2006 and 2005, we had no U.S. dollar denominated interest rate swaps. During the second quarter of 2006, in connection with the issuance of the $250 million of senior notes ("Notes") which have a 7.125% coupon rate and mature on June 30, 2016, we entered into T-Locks, with an aggregate notional amount of $250 million, to lock in the 10-year treasury rate underlying the bond issuance. These T-Locks, which were designated as cash flow hedges, were unwound during the second quarter of 2006 resulting in a $3 million cash payment to us which has been recorded in accumulated other comprehensive income, net of income taxes ($2.1 million after-tax), and will be amortized over the life of the 10-year Notes.

During the fourth quarter of 2004, we terminated three interest rate swaps. We terminated one fixed rate swap with a notional principal amount of $125 million, which was scheduled to expire in August 2005. Under the terms of the swap, we paid a fixed rate of 6.76% and received a floating rate equal to three month LIBOR. We also terminated two floating rate interest rate swaps having a notional principal amount of $60 million in which we received a fixed rate of 6.75% and paid a floating rate equal to 6 month LIBOR plus a spread. The initial term of these swaps was ten years and they were both scheduled to expire on November 15, 2011. For the year ended December 31, 2004, we received weighted average rates of 3.2% and paid weighted average rates of 5.5%. The interest rate swap agreements did not constitute positions independent of the underlying exposures. We do not hold or issue derivative instruments for trading purposes and are not a party to any instruments with leverage features.

The table below presents information about our financial instruments that are sensitive to changes in interest rates, solely long-term debt as of December 31, 2006. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by contractual maturity dates. The fair value of long-term debt was determined based on market prices quoted at December 31, 2006, for the same or similar debt issues.

Maturity Date, Fiscal Year Ending December 31
(Dollars in thousands)

	2007	2008	2009	2010	2011	Thereafter	Total
Long-term debt:							
Fixed rate—Fair value	$1,669	$1,155	$287	$288	$209,602	$264,613	$477,614
Fixed rate—Carrying value	$1,669	$1,155	$287	$288	$203,232	$253,301	$459,932
Average interest rates							
Variable rate long-term debt	$ 269	$ —	$—	$—	$352,900	$ 10,200	$363,369

ITEM 8. *Financial Statements and Supplementary Data*

Our Consolidated Balance Sheets, Consolidated Statements of Income, Consolidated Statements of Common Stockholders' Equity, and Consolidated Statements of Cash Flows, together with the report of KPMG LLP, independent registered public accounting firm, are included elsewhere herein. Reference is made to the "Index to Financial Statements and Financial Statement Schedule."

ITEM 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

ITEM 9A. *Controls and Procedures.*

As of December 31, 2006, under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), we performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on this evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective to ensure that material information is recorded, processed, summarized and reported by management on a timely basis in order to comply with our disclosure obligations under the Securities Exchange Act of 1934 and the SEC rules thereunder.

Changes in Internal Control Over Financial Reporting

There have been no significant changes in our internal control over financial reporting or in other factors during the fourth quarter of 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over our financial reporting. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes—Oxley Act, management has conducted an assessment, including testing, using the criteria on *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment, management has concluded that we maintained effective internal control over financial reporting as of December 31, 2006, based on criteria in *Internal Control—Integrated Framework*, issued by the COSO. Facilities acquired during 2006, as identified in Note 2 to the consolidated financial statements, have been excluded from management's assessment. Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Universal Health Services, Inc.:

We have audited management's assessment, included in the accompanying *Management's Report on Internal Control over Financial Reporting,* that Universal Health Services, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Universal Health Services, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Universal Health Services, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Universal Health Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Facilities acquired during 2006, as identified in Note 2 to the accompanying consolidated financial statements, have been excluded from management's assessment. Our audit of internal control over financial reporting of Universal Health Services, Inc. also excluded an evaluation of the internal control over financial reporting of those facilities acquired during 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Universal Health Services, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, common stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 28, 2007, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 28, 2007

ITEM 9B *Other Information*

None.

PART III

ITEM 10. *Directors and Executive Officers of the Registrant*

There is hereby incorporated by reference the information to appear under the caption "Election of Directors" in our Proxy Statement, to be filed with the Securities and Exchange Commission within 120 days after December 31, 2006. See also "Executive Officers of the Registrant" appearing in Item I hereof.

ITEM 11. *Executive Compensation*

There is hereby incorporated by reference the information to appear under the caption "Executive Compensation" in our Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after December 31, 2006.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management*

There is hereby incorporated by reference the information to appear under the caption "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement, to be filed with the Securities and Exchange Commission within 120 days after December 31, 2006.

ITEM 13. *Certain Relationships and Related Transactions*

There is hereby incorporated by reference the information to appear under the caption "Certain Relationships and Related Transactions" in our Proxy Statement, to be filed with the Securities and Exchange Commission within 120 days after December 31, 2006.

ITEM 14. *Principal Accounting Fees and Services.*

There is hereby incorporated by reference the information to appear under the caption "Relationship with Independent Auditor" in our Proxy Statement, to be filed with the Securities and Exchange Commission within 120 days after December 31, 2006.

PART IV

ITEM 15. ***Exhibits, Financial Statement Schedules***

(a) Documents filed as part of this report:

(1) Financial Statements:

See "Index to Financial Statements and Financial Statement Schedule."

(2) Financial Statement Schedules:

See "Index to Financial Statements and Financial Statement Schedule."

(3) Exhibits:

3.1 Registrant's Restated Certificate of Incorporation, and Amendments thereto, previously filed as Exhibit 3.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, are incorporated herein by reference.

3.2 Bylaws of Registrant, as amended, previously filed as Exhibit 3.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1987, is incorporated herein by reference.

3.3 Amendment to the Registrant's Restated Certificate of Incorporation previously filed as Exhibit 3.1 to Registrant's Current Report on Form 8-K dated July 3, 2001 is incorporated herein by reference.

4.1 Form of Indenture dated January 20, 2000, between Universal Health Services, Inc. and J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A.), Trustee previously filed as Exhibit 4.1 to Registrant's Registration Statement on Form S-3/A (File No. 333-85781), dated February 1, 2000, is incorporated herein by reference.

4.2 Supplemental Indenture between Universal Health Services, Inc. and J.P. Morgan Trust Company, National Association, dated as of June 20, 2006, previously filed as Exhibit 4.2 to Registrant's Registration Statement on Form S-3 (File No. 333-135277) dated June 23, 2006, is incorporated herein by reference.

4.3 Form of 6¾% Notes due 2011, previously filed as Exhibit 4.1 to Registrant's Current Report on Form 8-K dated November 13, 2001, is incorporated herein by reference.

4.4 Form of Debt Security, previously filed as Exhibit 4.1 to Registrant's Registration Statement on Form S-3 (File No. 333-135277) dated June 23, 2006, is incorporated herein by reference.

4.5 Form of 7.125% Notes due 2016, previously filed as Exhibit 4.1 to Registrant's Current Report on Form 8-K dated June 30, 2006, is incorporated herein by reference.

4.6 Officer's Certificate relating to the 7.125% Notes due 2016, previously filed as Exhibit 4.1 to Registrant's Current Report on Form 8-K dated June 30, 2006, is incorporated herein by reference.

10.1* Amended and Restated Employment Agreement, dated as of November 14, 2001, by and between Universal Health Services, Inc. and Alan B. Miller, previously filed as Exhibit 10.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, is incorporated herein by reference.

10.2 Advisory Agreement, dated as of December 24, 1986, between Universal Health Realty Income Trust and UHS of Delaware, Inc., previously filed as Exhibit 10.2 to Registrant's Current Report on Form 8-K dated December 24, 1986, is incorporated herein by reference.

10.3 Agreement, dated December 29, 2006, to renew Advisory Agreement, dated as of December 24, 1986, between Universal Health Realty Income Trust and UHS of Delaware, Inc.

10.4 Form of Leases, including Form of Master Lease Document for Leases, between certain subsidiaries of the Registrant and Universal Health Realty Income Trust, filed as Exhibit 10.3 to Amendment No. 3 of the Registration Statement on Form S-11 and Form S-2 of Registrant and Universal Health Realty Income Trust (Registration No. 33-7872), is incorporated herein by reference.

10.5 Corporate Guaranty of Obligations of Subsidiaries Pursuant to Leases and Contract of Acquisition, dated December 24, 1986, issued by Registrant in favor of Universal Health Realty Income Trust, previously filed as Exhibit 10.5 to Registrant's Current Report on Form 8-K dated December 24, 1986, is incorporated herein by reference.

10.6* Universal Health Services, Inc. Executive Retirement Income Plan dated January 1, 1993, previously filed as Exhibit 10.7 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, is incorporated herein by reference.

10.7* 2002 Executive Incentive Plan, previously filed as Exhibit 10.17 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, is incorporated herein by reference.

10.8 Asset Purchase Agreement dated as of February 6, 1996, among Amarillo Hospital District, UHS of Amarillo, Inc. and Universal Health Services, Inc., previously filed as Exhibit 10.28 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1995, is incorporated herein by reference.

10.9 Agreement of Limited Partnership of District Hospital Partners, L.P. (a District of Columbia limited partnership) by and among UHS of D.C., Inc. and The George Washington University, previously filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarters ended March 30, 1997, and June 30, 1997, is incorporated herein by reference.

10.10 Contribution Agreement between The George Washington University (a congressionally chartered institution in the District of Columbia) and District Hospital Partners, L.P. (a District of Columbia limited partnership), previously filed as Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, is incorporated herein by reference.

10.11* Deferred Compensation Plan for Universal Health Services Board of Directors and Amendment thereto, previously filed as Exhibit 10.22 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, is incorporated herein by reference.

10.12 Valley/Desert Contribution Agreement dated January 30, 1998, by and among Valley Hospital Medical Center, Inc. and NC-DSH, Inc. previously filed as Exhibit 10.30 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, is incorporated herein by reference.

10.13 Summerlin Contribution Agreement dated January 30, 1998, by and among Summerlin Hospital Medical Center, L.P. and NC-DSH, Inc., previously filed as Exhibit 10.31 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, is incorporated herein by reference.

10.14* Amended and Restated 1992 Stock Option Plan, previously filed as Exhibit 10.33 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2000, is incorporated herein by reference.

10.15 Credit Agreement dated as of March 4, 2005, by and among Universal Health Services, Inc., JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent and ABN Amro Bank N.V., Sun Trust Bank and Wachovia Bank, National Association, as Co-Documentation Agents, previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated March 8, 2005, is incorporated herein by reference.

10.16* Amended and Restated Universal Health Services, Inc. Supplemental Deferred Compensation Plan dated as of January 1, 2002, previously filed as Exhibit 10.29 to Registrant's Annual Report on 10-K for the year ended December 31, 2002, is incorporated herein by reference.

10.17* Amended and Restated 2001 Employees' Restricted Stock Purchase Plan, previously filed as Exhibit 4.1 to Registrant's Registration Statement on Form S-8 (File No. 333-119143), dated September 21, 2004 is incorporated herein by reference.

10.18* Universal Health Services, Inc. Employee Stock Purchase Plan, previously filed as Exhibit 4.1 to Registrant's Registration Statement on Form S-8 (File No. 333-122188), dated January 21, 2005 is incorporated herein by reference.

10.19* Universal Health Services, Inc. 2005 Stock Incentive Plan, previously filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, dated April 1, 2005, is incorporated herein by reference.

10.20* Form of Stock Option Agreement, previously filed as Exhibit 10.4 to Registrant's Current Report on Form 8-K, dated June 8, 2005, is incorporated herein by reference.

10.21* Form of Stock Option Agreement for Non-Employee Directors, previously filed as Exhibit 10.2 to Registrant's Current Report on Form 8-K, dated October 3, 2005, is incorporated herein by reference.

10.22* Restricted Stock Purchase Agreement by and between Universal Health Services, Inc. and Alan B. Miller, Chairman of the Board, President and Chief Executive Officer of the Company, previously filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, is incorporated herein by reference.

10.23 Sale and Purchase Agreement of the Médi-Partenaires Group, dated April 21, 2005, among UHS International, Inc., Santé et Loisirs, CMS Staff, SF Staff, MP staff and Financiere Opale, previously filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, dated April 28, 2005, is incorporated herein by reference.

10.24 Ownership Interest Purchase Agreement, dated as of October 3, 2005, among Harbinger Private Equity Fund I, L.L.C., Keystone Group Kids, Inc., Michael Lindley, Marty Weber, Ameris Healthcare Investments, LLC, Rainer Twiford, Al Smith, Mike White, Rodney Cawood, Buddy Turner, Jeff Cross, Gail Debiec, Brad Gardner, Brad Williams, Don Wert, Rob Minor, Mike McCulla, Jim Shaheen, Rob Gaeta, and Universal Health Services, Inc., previously filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, dated October 11, 2005, is incorporated herein by reference.

10.25* Universal Health Services, Inc., Executive Incentive Plan, previously filed as Exhibit 10.2 to Registrant's Current Report on Form 8-K, dated April 1, 2005, is incorporated herein by reference.

10.26 Amendment No. 1 to the Credit Agreement by and among Universal Health Services, Inc., JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent and ABN Amro Bank N.V., Sun Trust Bank and Wachovia Bank, National Association, as Co-Documentation Agents, dated June 28, 2006, previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated August 1, 2006, is incorporated herein by reference.

10.27* Description of Contribution Agreement relating to Mr. Alan Miller, previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated July 26, 2006, is incorporated herein by reference.

10.28* Universal Health Services, Inc. Restricted Stock Purchase Agreement dated as of March 15, 2006, by and between Universal Health Services, Inc. and Alan B. Miller, previously filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, dated March 21, 2006, is incorporated herein by reference.

10.29 Amendment No. 1 to the Master Lease Document, between certain subsidiaries of Universal Health Services, Inc. and Universal Health Realty Income Trust, dated April 24, 2006.

11 Statement regarding computation of per share earnings is set forth in Note 1 of the Notes to the Consolidated Financial Statements.

21 Subsidiaries of Registrant.

23 Consent of Independent Registered Public Accounting Firm.

31.1 Certification from the Company's Chief Executive Officer Pursuant to Rule 13a-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934.

31.2 Certification from the Company's Chief Financial Officer Pursuant to Rule 13a-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934.

32.1 Certification from the Company's Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification from the Company's Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Management contract or compensatory plan or arrangement.

Exhibits, other than those incorporated by reference, have been included in copies of this Annual Report filed with the Securities and Exchange Commission. Stockholders of the Company will be provided with copies of those exhibits upon written request to the Company.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIVERSAL HEALTH SERVICES, INC.

By: /s/ ALAN B. MILLER

Alan B. Miller
Chairman of the Board, President and Chief Executive Officer

February 28, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ ALAN B. MILLER **Alan B. Miller**	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	February 28, 2007
/s/ ANTHONY PANTALEONI **Anthony Pantaleoni**	Director	February 28, 2007
/s/ ROBERT H. HOTZ **Robert H. Hotz**	Director	February 28, 2007
/s/ JOHN H. HERRELL **John H. Herrell**	Director	February 28, 2007
/s/ JOHN F. WILLIAMS, JR., M.D. **John F. Williams, Jr., M.D.**	Director	February 28, 2007
/s/ LEATRICE DUCAT **Leatrice Ducat**	Director	February 28, 2007
/s/ ROBERT A. MEISTER **Robert A. Meister**	Director	February 28, 2007
/s/ MARC D. MILLER **Marc D. Miller**	Director	February 28, 2007
/s/ STEVE FILTON **Steve Filton**	Senior Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	February 28, 2007

UNIVERSAL HEALTH SERVICES, INC.

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Universal Health Services, Inc.:

We have audited the consolidated financial statements of Universal Health Services, Inc. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Universal Health Services, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, and related interpretations on January 1, 2006; the Company also adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* as discussed in notes 1 and 10 to the consolidated financial statements as of December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Universal Health Services, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2007, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 28, 2007

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2006	**2005**	**2004**
	(in thousands, except per share data)		
Net revenues	**$4,191,300**	$3,935,480	$3,637,490
Operating charges:			
Salaries, wages and benefits	**1,797,587**	1,625,996	1,490,241
Other operating expenses	**936,958**	921,118	862,870
Supplies expense	**556,702**	489,999	463,381
Provision for doubtful accounts	**349,030**	368,058	307,014
Depreciation and amortization	**163,694**	155,478	142,481
Lease and rental expense	**64,060**	60,790	60,907
Hurricane related expenses, net	**13,792**	165,028	—
Hurricane insurance recoveries	**(13,792)**	(81,709)	—
	3,868,031	3,704,758	3,326,894
Income before interest expense, hurricane recoveries in excess of expenses, minority interests and income taxes	**323,269**	230,722	310,596
Interest expense, net	**32,558**	32,933	38,131
Hurricane insurance recoveries in excess of expenses	**(167,999)**	—	—
Minority interests in earnings of consolidated entities	**46,238**	25,645	16,188
Income before income taxes	**412,472**	172,144	256,277
Provision for income taxes	**152,878**	62,301	95,179
Income from continuing operations	**259,594**	109,843	161,098
(Loss) income from discontinued operations, net of income tax (benefit) expense of ($81) during 2006, $62.9 million during 2005 and $5.7 million during 2004	**(136)**	131,002	8,394
Net income	**$ 259,458**	$ 240,845	$ 169,492
Basic earnings per share:			
From continuing operations	**$ 4.76**	$ 1.98	$ 2.79
From discontinued operations	**—**	2.35	0.15
Total basic earnings per share	**$ 4.76**	$ 4.33	$ 2.94
Diluted earnings (loss) per share:			
From continuing operations	**$ 4.57**	$ 1.91	$ 2.62
From discontinued operations	**(0.01)**	2.09	0.13
Total diluted earnings per share	**$ 4.56**	$ 4.00	$ 2.75
Weighted average number of common shares—basic	**54,557**	55,658	57,653
Add: Shares for conversion of convertible debentures	**3,117**	6,577	6,577
Other share equivalents	**234**	412	635
Weighted average number of common shares and equivalents—diluted	**57,908**	62,647	64,865

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
	(Dollar amounts in thousands)	
Assets		
Current assets:		
Cash and cash equivalents	$ 14,939	$ 7,963
Accounts receivable, net	595,009	499,726
Supplies	64,532	52,835
Deferred income taxes	34,913	20,507
Other current assets	19,113	27,267
Total current assets	728,506	608,298
Property and Equipment		
Land	201,783	197,758
Buildings and improvements	1,356,437	1,170,122
Equipment	780,019	709,125
Property under capital lease	31,005	34,656
	2,369,244	2,111,661
Accumulated depreciation	(980,124)	(873,695)
	1,389,120	1,237,966
Construction-in-progress	295,965	191,687
	1,685,085	1,429,653
Other assets:		
Goodwill	719,991	686,211
Deferred charges	7,262	10,152
Other	136,198	124,395
	863,451	820,758
	$3,277,042	$2,858,709
Liabilities and Stockholders' Equity		
Current liabilities:		
Current maturities of long-term debt	$ 1,938	$ 5,191
Accounts payable	190,159	177,600
Accrued liabilities		
Compensation and related benefits	107,607	90,948
Interest	3,414	2,618
Taxes other than income	18,371	16,884
Other	171,758	133,236
Current federal and state income taxes	9,204	97,693
Total current liabilities	502,451	524,170
Other noncurrent liabilities	340,815	289,195
Minority interests	174,061	159,879
Long-term debt	821,363	637,654
Deferred income taxes	35,888	42,713
Commitments and contingencies		
Common stockholders' equity:		
Class A Common Stock, voting, $.01 par value; authorized 12,000,000 shares: issued and outstanding 3,328,404 shares in 2006 and 3,328,404 shares in 2005	33	33
Class B Common Stock, limited voting, $.01 par value; authorized 150,000,000 shares: issued and outstanding 50,184,501 shares in 2006 and 50,281,543 shares in 2005	502	503
Class C Common Stock, voting, $.01 par value; authorized 1,200,000 shares: issued and outstanding 335,800 shares in 2006 and 335,800 shares in 2005	3	3
Class D Common Stock, limited voting, $.01 par value; authorized 5,000,000 shares: issued and outstanding 24,921 shares in 2006 and 25,626 shares in 2005	—	—
Cumulative dividends	(58,602)	(41,157)
Retained earnings	1,483,981	1,259,998
Deferred compensation	(15,259)	(3,561)
Accumulated other comprehensive loss	(8,194)	(10,721)
	1,402,464	1,205,098
	$3,277,042	$2,858,709

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2006, 2005 and 2004

	Class A Common	Class B Common	Class C Common	Class D Common	Capital in Excess of Par Value	Cumulative Dividends	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2004	$ 33	$544	$ 3	—	$ 42,480	($ 4,644)	$1,050,694	—	$ 1,812	$1,090,922
Common Stock										
Issued/(converted) including tax benefits from exercise of stock options	—	3	—	—	11,730	—	—	—	—	11,733
Repurchased	—	(6)	—	—	(23,528)	—	—	—	—	(23,534)
Amortization of deferred compensation	—	—	—	—	1,153	—	—	—	—	1,153
Reversal of amortization of deferred compensation	—	—	—	—	(10,604)	—	—	—		(10,604)
Dividends paid ($.32 per share)	—	—	—	—	—	(18,628)	—	—	—	(18,628)
Comprehensive income:										
Net income	—	—	—	—	—	—	169,492	—	—	169,492
Foreign currency translation adjustments (net of tax effect of $7,761)	—	—	—	—	—	—	—	—	(1,558)	(1,558)
Adjustment for settlement amounts reclassified into income (net of income tax effect of $3,168)	—	—	—	—	—	—	—	—	5,529	5,529
Unrealized derivative losses on cash flow hedges (net of income tax effect of $504)	—	—	—	—	—	—	—	—	(879)	(879)
Minimum pension liability (net of income tax effect of $1,662)	—	—	—	—	—	—	—	—	(3,040)	(3,040)
Subtotal—comprehensive income	—	—	—	—	—	—	169,492	—	52	169,544
Balance, January 1, 2005	33	541	3	—	21,231	(23,272)	1,220,186	—	1,864	1,220,586
Common Stock										
Issued/(converted) including tax benefits from exercise of stock options	—	7	—	—	—	—	20,204	—	—	20,211
Repurchased	—	(45)	—	—	(21,231)	—	(227,779)	—	—	(249,055)
Amortization of deferred compensation	—	—	—	—	—	—	2,981	—	—	2,981
Dividends paid ($.32 per share)	—	—	—	—	—	(17,885)	—		—	(17,885)
Reclassification of deferred compensation	—	—	—	—	—	—	3,561	(3,561)	—	—
Comprehensive income:										
Net income	—	—	—	—	—	—	240,845	—	—	240,845
Foreign currency translation adjustments (net of tax effect of $3,248)	—	—	—	—	—	—	—	—	(5,668)	(5,668)
Reversal of cumulative translation adjustments included in net income (net of tax effect of $4,513)	—	—	—	—	—	—	—	—	(7,876)	(7,876)
Adjustment for settlement amounts reclassified into income (net of income tax effect of $1,361)	—	—	—	—	—	—	—	—	1,822	1,822
Amortization of terminated hedge (net of income tax effect of $336)	—	—	—	—	—	—	—	—	585	585
Minimum pension liability (net of income tax effect of $830)	—	—	—	—	—	—	—	—	(1,448)	(1,448)
Subtotal—comprehensive income	—	—	—	—	—	—	240,845	—	(12,585)	228,260
Balance, January 1, 2006	33	503	3	—	—	(41,157)	1,259,998	(3,561)	(10,721)	1,205,098
Common Stock										
Issued/(converted) including tax benefits from exercise of stock options	—	5	—	—	23,911	—	—	(18,274)	—	5,642
Repurchased	—	(65)	—	—	(314,832)	—	(35,475)	—	—	(350,372)
Amortization of deferred compensation	—	—	—	—	—	—	—	6,576	—	6,576
Conversion of convertible debentures to Class B Common Stock	—	59	—	—	283,552	—	—	—	—	283,611
Dividends paid ($.32 per share)	—	—	—	—	—	(17,445)	—	—	—	(17,445)
Stock option expense	—	—	—	—	7,369	—	—	—	—	7,369
Comprehensive income:										
Net income	—	—	—	—	—	—	259,458	—	—	259,458
Net cash received for termination of derivative (net of amortization of $170 and income tax effect of $1,258)	—	—	—	—	—	—	—	—	1,965	1,965
Minimum pension liability (net of income tax effect of $107)	—	—	—	—	—	—	—	—	562	562
Subtotal—comprehensive income	—	—	—	—	—	—	259,458	—	2,527	261,985
Balance, December 31, 2006	$ 33	$502	$ 3	—	—	($ 58,602)	$1,483,981	($ 15,259)	($ 8,194)	$1,402,464

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2006	2005	2004
	(Amounts in thousands)		
Cash Flows from Operating Activities:			
Net income	**$ 259,458**	$ 240,845	$ 169,492
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation & amortization	**163,694**	163,714	166,677
Accretion of discount on convertible debentures	**6,364**	12,644	12,088
Gains on sales of assets and businesses, net of losses	**—**	(196,393)	(5,382)
Hurricane related expenses	**13,792**	165,028	2,318
Hurricane insurance recoveries accrued	**(181,791)**	(81,709)	—
Hurricane insurance recoveries received for operating expenses	**43,929**	—	—
Provision for asset impairment	**—**	3,105	—
Reversal of restricted stock grant amortization	**—**	—	(10,604)
Changes in assets & liabilities, net of effects from acquisitions and dispositions:			
Accounts receivable	**(93,552)**	12,976	(29,552)
Accrued interest	**796**	1,504	(388)
Accrued and deferred income taxes	**(111,438)**	64,825	37,857
Other working capital accounts	**18,090**	19,893	16,452
Other assets and deferred charges	**2,524**	(5,037)	6,576
Payment of hurricane related expenses	**(14,889)**	(30,733)	—
Other	**15,126**	637	(15,853)
Minority interest in earnings of consolidated entities, net of distributions	**15,536**	3,477	11,796
Accrued insurance expense, net of commercial premiums paid	**76,456**	82,774	78,256
Payments made in settlement of self-insurance claims	**(44,856)**	(32,124)	(46,853)
Net cash provided by operating activities	**169,239**	425,426	392,880
Cash Flows from Investing Activities:			
Property and equipment additions, net of disposals	**(341,140)**	(241,412)	(230,760)
Proceeds received from sales of assets and businesses	**—**	401,207	81,291
Acquisition of businesses	**(81,800)**	(280,828)	(162,930)
Hurricane insurance recoveries received	**144,571**	75,000	—
Purchase of assets previously leased	**—**	—	(7,320)
Net cash used in investing activities	**(278,369)**	(46,033)	(319,719)
Cash Flows from Financing Activities:			
Additional borrowings	**494,353**	7,823	72,629
Reduction of long-term debt	**(34,898)**	(157,710)	(108,860)
Repurchase of common shares	**(350,372)**	(249,055)	(23,534)
Dividends paid	**(17,445)**	(17,885)	(18,628)
Issuance of common stock	**5,637**	13,487	3,072
Financing costs	**(2,020)**	(1,215)	—
Net cash received for termination of derivatives	**3,393**	—	422
Capital contributions from minority member	**17,458**	—	—
Net cash provided by (used in) financing activities	**116,106**	(404,555)	(74,899)
Increase (Decrease) in cash and cash equivalents	**6,976**	(25,162)	(1,738)
Cash and cash equivalents, beginning of period	**7,963**	33,125	34,863
Cash and cash equivalents, end of period	**$ 14,939**	$ 7,963	$ 33,125
Supplemental Disclosures of Cash Flow Information:			
Interest paid	**$ 35,474**	$ 23,009	$ 31,180
Income taxes paid, net of refunds	**$ 263,465**	$ 60,426	$ 63,542

Supplemental Disclosures of Noncash Investing and Financing Activities:
See Notes 2, 4 and 7

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Our principal business is owning and operating, through our subsidiaries, acute care hospitals, behavioral health centers, surgical hospitals, ambulatory surgery centers and radiation oncology centers. As of February 28, 2007, we owned and/or operated or had under construction, 31 acute care hospitals (including 2 new facilities currently being constructed and 4 closed facilities located in Louisiana, as discussed below) and 110 behavioral health centers located in 32 states, Washington, DC and Puerto Rico. Since the third quarter of 2005, four of our acute care facilities in Louisiana were severely damaged and remain closed and non-operational as a result of Hurricane Katrina. As part of our ambulatory treatment centers division, we manage and/or own outright or in partnerships with physicians, 12 surgical hospitals and surgery and radiation oncology centers located in 6 states and Puerto Rico.

Net revenues from our acute care hospitals, surgical hospitals, surgery centers and radiation oncology centers accounted for 75%, 79% and 81% of our consolidated net revenues in 2006, 2005 and 2004, respectively. Net revenues from our behavioral health care facilities accounted for 25%, 21% and 19% of consolidated net revenues in 2006, 2005 and 2004, respectively.

Services provided by our hospitals include general surgery, internal medicine, obstetrics, emergency room care, radiology, oncology, diagnostic care, coronary care, pediatric services, pharmacy services and behavioral health services. We provide capital resources as well as a variety of management services to our facilities, including central purchasing, information services, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.

The more significant accounting policies follow:

A) Principles of Consolidation: The consolidated financial statements include the accounts of our majority-owned subsidiaries and partnerships controlled by us or our subsidiaries as the managing general partner. All significant intercompany accounts and transactions have been eliminated.

B) Revenue Recognition: We record revenues and related receivables for health care services at the time the services are provided. Medicare and Medicaid revenues represented 38%, 39% and 40% of our net patient revenues during 2006, 2005 and 2004, respectively. Revenues from managed care entities, including health maintenance organizations and managed Medicare and Medicaid programs accounted for 42%, 41% and 41% of our net patient revenues during 2006, 2005 and 2004, respectively.

We report net patient service revenue at the estimated net realizable amounts from patients and third-party payors and others for services rendered. We have agreements with third-party payors that provide for payments to us at amounts different from our established rates. Payment arrangements include prospectively determined rates per discharge, reimbursed costs, discounted charges and per diem payments. Estimates of contractual allowances under managed care plans are based upon the payment terms specified in the related contractual agreements. We closely monitor our historical collection rates, as well as changes in applicable laws, rules and regulations and contract terms, to assure that provisions are made using the most accurate information available. However, due to the complexities involved in these estimations, actual payments from payors may be different from the amounts we estimate and record.

We estimate our Medicare and Medicaid revenues using the latest available financial information, patient utilization data, government provided data and in accordance with applicable Medicare and Medicaid payment rules and regulations. The laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation and as a result, there is at least a reasonable possibility that recorded estimates will change by material amounts in the near term. Certain types of payments by the Medicare program and state Medicaid programs (e.g. Medicare Disproportionate Share Hospital, Medicare Allowable Bad Debts and Inpatient Psychiatric Services) are subject to retroactive adjustment in future periods as a result of administrative review and audit and our estimates may vary from the final settlements. Such amounts are included in accounts receivable, net, on our Consolidated Balance Sheets. The funding of both federal Medicare and state Medicaid programs are subject to legislative and regulatory changes. As such, we can not make any assurance that future legislation and regulations, if enacted, will not have a material impact on our future Medicare and Medicaid reimbursements. Adjustments related to the final settlement of these retrospectively determined amounts favorably impacted our 2006 operating results by $8 million (pre-tax) and did not materially impact our operating results in 2005 or 2004.

On January 1, 2006, we implemented a formal company-wide uninsured discount policy which has had the effect of lowering both net revenues and the provision for doubtful accounts by $61 million during 2006. The implementation of this discount policy did not have a significant impact on net income during the year ended December 31, 2006.

We provide care to patients who meet certain financial or economic criteria without charge or at amounts substantially less than our established rates. Because we do not pursue collection of amounts determined to qualify as charity care, they are not reported in net revenues or in accounts receivable, net. Our acute care hospitals provided charity care and uninsured discounts, based on charges at established rates, amounting to (amounts includes uninsured discounts mentioned above) $443 million, $335 million and $299 million during 2006, 2005 and 2004, respectively.

C) Provision for Doubtful Accounts: Collection of receivables from third-party payors and patients is our primary source of cash and is critical to our operating performance. Our primary collection risks relate to uninsured patients and the portion of the bill which is the patient's responsibility, primarily co-payments and deductibles. We estimate our provisions for doubtful accounts based on general factors such as payor mix, the agings of the receivables and historical collection experience. We routinely review accounts receivable balances in conjunction with these factors and other economic conditions which might ultimately affect the collectibility of the patient accounts and make adjustments to our allowances as warranted. At our acute care hospitals, third party liability accounts are pursued until all payment and adjustments are posted to the patient account. For those accounts with a patient balance after third party liability is finalized or accounts for uninsured patients, the patient is sent at least two statements followed by a series of collection letters. If the patient is deemed unwilling to pay, the account is written-off as bad debt and transferred to an outside collection agency for additional collection effort. Patients that express an inability to pay are reviewed for write-off as potential charity care. Our accounts receivable are recorded net of established charity care reserves of $66 million as of December 31, 2006 and $25 million as of December 31, 2005.

Uninsured patients that do not qualify as charity patients are extended an uninsured discount of at least 20% of total charges. During the collection process the hospital establishes a partial reserve in the allowance for doubtful accounts for self-pay balances outstanding for greater than 60 days from the date of discharge. All self-pay accounts at the hospital level are fully reserved if they have been outstanding for greater than 90 days from the date of discharge. Third party liability accounts are fully reserved in the allowance for doubtful accounts when the balance ages past 180 days from the date of discharge. Potential charity accounts are fully reserved when it is determined the patient may be unable to pay.

On a consolidated basis, we monitor our total self-pay receivables to ensure that the total allowance for doubtful accounts provides adequate coverage based on historical collection experience. At December 31, 2006 and December 31, 2005, accounts receivable are recorded net of allowance for doubtful accounts of $110 million and $105 million, respectively.

D) Concentration of Revenues: Our four majority owned acute care hospitals in the Las Vegas, Nevada market contributed on a combined basis 21% in 2006, 20% in 2005 and 18% in 2004 of our consolidated net revenues. Our two acute care facilities in the McAllen/Edinburg, Texas market contributed on a combined basis 8% in 2006, 8% in 2005 and 10% in 2004 of our consolidated net revenues.

E) Cash and Cash Equivalents: We consider all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

F) Property and Equipment: Property and equipment are stated at cost. Expenditures for renewals and improvements are charged to the property accounts. Replacements, maintenance and repairs which do not improve or extend the life of the respective asset are expensed as incurred. We remove the cost and the related accumulated depreciation from the accounts for assets sold or retired and the resulting gains or losses are included in the results of operations.

We capitalize interest expense on major construction projects while in progress. During 2006 and 2004, we capitalized $3.4 million and $1.5 million, respectively, of interest related to major construction projects. We did not capitalize any interest during 2005.

Depreciation is provided on the straight-line method over the estimated useful lives of buildings and improvements (twenty to forty years) and equipment (three to fifteen years). Depreciation expense was $146.7 million during 2006, $138.7 million during 2005 and $130.1 million during 2004.

G) Long-Lived Assets: We review our long-lived assets, including amortizable intangible assets, for impairment whenever events or circumstances indicate that the carrying value of these assets may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of our asset based on our estimate of its undiscounted future cash flow. If the analysis indicates that the carrying value is not recoverable from future cash flows, the asset is written down to its estimated fair value and an impairment loss is recognized. Fair values are determined based on estimated future cash flows using appropriate discount rates.

H) Goodwill: Goodwill is reviewed for impairment at the reporting unit level on an annual basis or sooner if the indicators of impairment arise. Our judgments regarding the existence of impairment indicators are based on market conditions and operational performance of each reporting unit. We have designated September 1st as our annual impairment assessment date and performed an impairment assessment as of September 1, 2006, which indicated no impairment of goodwill. Future changes in the estimates used to conduct the impairment review, including profitability and market value projections, could indicate impairment in future periods potentially resulting in a write-off of a portion or all of our goodwill.

Changes in the carrying amount of goodwill for the two years ended December 31, 2006 were as follows (in thousands):

	Acute Care Hospital Services	Behavioral Health Services	Other	Total Consolidated
Balance, January 1, 2005	$379,402	$136,791	$102,871	$619,064
Goodwill acquired during the period	5,129	156,233	—	161,362
Goodwill divested during the period		—	(87,477)	(87,477)
Adjustments to goodwill (a)	—	—	(6,738)	(6,738)
Balance, January 1, 2006	384,531	293,024	8,656	686,211
Goodwill acquired during the period	—	33,780	—	33,780
Balance, December 31, 2006	$384,531	$326,804	$ 8,656	$719,991

(a) Consists of the foreign currency translation adjustment on goodwill recorded in connection with our 80% ownership interest in an operating company that owned acute care facilities in France which was divested during the second quarter of 2005.

I) Other Assets: Other assets consist primarily of amounts related to: (i) prepaid fees for various software and other applications used by our hospitals; (ii) deposits; (iii) investments in various businesses, including Universal Health Realty Income Trust; (iv) the invested assets related to a deferred compensation plan that is held by an independent trustee in a rabbi-trust and that has a related payable included in other noncurrent liabilities; (v) the estimated future payments related to physician-related contractual commitments entered into during 2006, recorded pursuant to Interpretation No. 45-3, *Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners*, as discussed below; (vi) estimates of expected recoveries from various state guaranty funds in connection with PHICO related professional and general liability claims payments, and; (vii) other miscellaneous assets. As of December 31, 2006 and 2005, other intangible assets, net of accumulated amortization, were not material.

J) Physician Guarantees and Commitments: In November, 2005, the FASB issued Interpretation No. 45-3, *Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners* ("FIN 45-3"). FIN 45-3 amends FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to expand the scope to include guarantees granted to a business, such as a physician's practice, or its owner(s), that the revenue of the business for a period will be at least a specified amount. Under FIN 45-3, the accounting requirements of FIN 45 are effective for any new revenue guarantees issued or modified on or after January 1, 2006 and the disclosure of all revenue guarantees, regardless of whether they were recognized under FIN 45, is required for all interim and annual periods beginning after January 1, 2006.

The adoption of FIN 45-3 on January 1, 2006 did not have a material impact on our consolidated results of operations or consolidated financial position for year ended December 31, 2006. As of December 31, 2006, our accrued liabilities-other, and our other assets include $8 million of estimated future payments related to physician-related contractual commitments entered into during 2006. Including all potential financial obligations pursuant to contractual guarantees outstanding as of December 31, 2006 (including commitments entered into prior to 2006) we have $36 million of potential future financial obligations of which $18 million are potential obligations during 2007 and $18 million are potential obligations during 2008 and later.

K) Self-Insured Risks: We provide for self-insured risks, primarily general and professional liability claims and workers' compensation claims, based on estimates of the ultimate costs for both reported claims and claims incurred but not reported. Estimated losses from asserted and incurred but not reported claims are accrued based on our estimates of the ultimate costs of the claims, which includes costs associated with litigating or settling claims, and the relationship of past reported incidents to eventual claims payments. All relevant information, including our own historical experience, the nature and extent of existing asserted claims and reported incidents, and independent actuarial analyses of this information, is used in estimating the expected amount of claims. We also consider amounts that may be recovered from excess insurance carriers, state guaranty funds and other sources in estimating our ultimate net liability for such risk. Our estimated self-insured reserves are reviewed and changed, if necessary, at each reporting date and changes are recognized currently as additional expense or as a reduction of expense.

L) Income Taxes: Deferred tax assets and liabilities are recognized for the amount of taxes payable or deductible in future years as a result of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. We believe that future income will enable us to realize our deferred tax assets net of recorded valuation allowances relating to state net operating loss carryforwards.

We operate in multiple jurisdictions with varying tax laws. We are subject to audits by any of these taxing authorities. During 2006, we recorded a favorable non-cash adjustment to reduce tax reserves in the amount of $3 million due to expiration of statute of limitations in a foreign jurisdiction. Our tax returns have been examined by the Internal Revenue Service through the year ended December 31, 2002. We believe that adequate accruals have been provided for federal, foreign and state taxes.

M) Other Noncurrent Liabilities: Other noncurrent liabilities include the long-term portion of our professional and general liability, workers' compensation reserves and pension liability.

N) Minority Interest: As of December 31, 2006, the minority interest liability of $174.1 million consists primarily of: (i) an outside ownership interest of approximately 28% in four acute care facilities located in Las

Vegas, Nevada that are in operation and a fifth that is currently under construction and expected to be completed and opened during the third quarter of 2007, and; (ii) a 20% outside ownership in an acute care facility located in Washington D.C. As of December 31, 2005, the minority interest liability of $159.9 million consists primarily of: (i) an outside ownership interest of approximately 28% in four acute care facilities located in Las Vegas, Nevada; (ii) a 20% outside ownership in an acute care facility located in Washington D.C., and; (iii) a 10% outside ownership in two acute care facilities located in Louisiana that were damaged and closed during the third quarter of 2005 as a result of Hurricane Katrina.

In connection with the two acute care facilities located in Louisiana that were 90% owned by us and 10% owned by an outside minority member, the minority member had certain "put rights" which they elected to exercise in December of 2006. The exercise of this put right required us, through the limited liability company, to purchase the minority member's interest for $14.8 million which, as stipulated in the agreement, consisted of the minority member's initial contribution in each facility. Since payment to the minority member for the purchase of their ownership interest occurred in January of 2007, the $14.8 million is reflected as a current liability and is included in accrued liabilities-other on our December 31, 2006 balance sheet. The gain resulting from this transaction, which is included in hurricane related expenses, net, did not have a material impact on our 2006 results of operations.

In connection with the five acute care facilities located in Las Vegas, Nevada, the outside owners have certain "put rights" that may require the respective limited liabilities companies ("LLCs") to purchase the minority member's interests upon the occurrence of: (i) certain specified financial conditions falling below established thresholds; (ii) breach of the management contract by the managing member (a subsidiary of ours), or; (iii) if the minority member's ownership percentage is reduced to less than certain thresholds.

O) Comprehensive Income: Comprehensive income or loss, is comprised of net income, changes in unrealized gains or losses on derivative financial instruments, foreign currency translation adjustments and the minimum pension liability.

P) Accounting for Derivative Financial Investments and Hedging Activities: We manage our ratio of fixed to floating rate debt with the objective of achieving a mix that management believes is appropriate. To manage this risk in a cost-effective manner, we, from time to time, enter into interest rate swap agreements in which we agree to exchange various combinations of fixed and/or variable interest rates based on agreed upon notional amounts.

We account for our derivative and hedging activities using SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 149, which requires all derivative instruments, including certain derivative instruments embedded in other contracts, to be carried at fair value on the balance sheet. For derivative transactions designated as hedges, we formally document all relationships between the hedging instrument and the related hedged item, as well as its risk-management objective and strategy for undertaking each hedge transaction.

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either an asset or liability, with a corresponding amount recorded in accumulated other comprehensive income ("AOCI") within shareholders' equity. Amounts are reclassified from AOCI to the income statement in the period or periods the hedged transaction affects earnings.

We use interest rate derivatives in our cash flow hedge transactions. Such derivatives are designed to be highly effective in offsetting changes in the cash flows related to the hedged liability. For derivative instruments designated as cash flow hedges, the ineffective portion of the change in expected cash flows of the hedged item are recognized currently in the income statement.

Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges under SFAS 133. Fair value hedges are accounted for by recording the changes in the fair value of both the derivative instrument and the hedged item in the income statement.

For hedge transactions that do not qualify for the short-cut method, at the hedge's inception and on a regular basis thereafter, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instruments have been highly effective in offsetting changes in cash flows of the hedged items and whether they are expected to be highly effective in the future.

Q) Stock-Based Compensation: At December 31, 2006, we have a number of stock-based employee compensation plans. Effective January 1, 2006, we adopted SFAS No. 123R ("123R") and related interpretations and began expensing the grant-date fair value of stock options. 123R requires companies to recognize the grant-date fair-value of stock options and other equity-based compensation. 123R also generally requires that a company account for these transactions using the fair-value based method and eliminates a company's ability to account for share-based compensation transactions using the intrinsic value method of accounting provided in APB Opinion No. 25, "Accounting for Stock Issued to Employees," which was permitted under Statement No. 123, as originally issued. Prior to January 1, 2006, we accounted for these plans under the recognition and measurement principles of APB Opinion No. 25, and related interpretations. Accordingly, no compensation expense was reflected in net income for stock option grants, as all options granted under the plan had an original exercise price equal to the market value of the underlying shares on the date of grant.

The adoption of 123R resulted in a reduction to our 2006 net income of $4.6 million ($7.4 million pre-tax), or approximately $.08 per diluted share. In accordance with SFAS No. 123, the pro forma impact of expensing stock options for the years ended December 31, 2005 and 2004 would have been a reduction in net income by $3.9 million ($6.1 million pre-tax), or $.06 per diluted share and $5.8 million ($9.2 million pre-tax), or $.09 per diluted share, respectively. The impact of adopting 123R on reported amounts compared with amounts that would have been reported using the intrinsic value method under previous accounting is detailed in the following tables:

	Year Ended December 31, 2006		
	Using Previous Accounting	123R Adjustments	As Reported
	(in thousands, except per share data)		
Income from continuing operations	$ 419,841	($7,369)	**$ 412,472**
Provision for income taxes	(155,625)	2,747	**(152,878)**
Loss from discontinued operations, net of income tax	(136)	—	**(136)**
Net Income	$ 264,080	($4,622)	**$ 259,458**
Basic earnings per share:			
From continuing operations	$ 4.84	($ .08)	**$ 4.76**
From discontinued operations	$ —	$ —	**$ —**
Total basic earnings per share	$ 4.84	($ .08)	**$ 4.76**
Diluted earnings per share:			
From continuing operations	$ 4.65	($ .08)	**$ 4.57**
From discontinued operations	$ (.01)	$ —	**$ (.01)**
Total diluted earnings per share	$ 4.64	($ .08)	**$ 4.56**

	Year Ended December 31, 2005		
	As Reported	Pro Forma Adjustments	Pro Forma if under 123R
	(in thousands, except per share data)		
Income from continuing operations	**$172,144**	($6,117)	$166,027
Provision for income taxes	**(62,301)**	2,260	(60,041)
Income from discontinued operations, net of income tax	**131,002**	—	131,002
Net Income	**$240,845**	($3,857)	$236,988
Basic earnings per share:			
From continuing operations	**$ 1.98**	($ .07)	$ 1.91
From discontinued operations	**$ 2.35**	$ —	$ 2.35
Total basic earnings per share	**$ 4.33**	($ .07)	$ 4.26
Diluted earnings per share:			
From continuing operations	**$ 1.91**	($ .06)	$ 1.85
From discontinued operations	**$ 2.09**	$ —	$ 2.09
Total diluted earnings per share	**$ 4.00**	($ .06)	$ 3.94

	Year Ended December 31, 2004		
	As Reported	Pro Forma Adjustments	Pro Forma if under 123R
	(in thousands, except per share data)		
Income from continuing operations	**$256,277**	($9,231)	$247,046
Provision for income taxes	**(95,179)**	3,411	(91,768)
Income from discontinued operations, net of income tax	**8,394**	—	8,394
Net Income	**$169,492**	($5,820)	$163,672
Basic earnings per share:			
From continuing operations	**$ 2.79**	($ .10)	$ 2.69
From discontinued operations	**$ .15**	$ —	$ .15
Total basic earnings per share	**$ 2.94**	($ .10)	$ 2.84
Diluted earnings per share:			
From continuing operations	**$ 2.62**	($ .09)	$ 2.53
From discontinued operations	**$ .13**	$ —	$ .13
Total diluted earnings per share	**$ 2.75**	($ .09)	$ 2.66

We adopted 123R using the modified prospective transition method and therefore we have not restated prior periods. Under this transition method, compensation costs associated with stock options recognized in 2006 includes amortization related to the remaining unvested portion of stock option awards granted prior to January 1, 2006 as well as expense related to new awards granted after January 1, 2006.

The expense associated with share-based compensation arrangements is a non-cash charge. In the Consolidated Statements of Cash Flows, share-based compensation expense is an adjustment to reconcile net income to cash provided by operating activities. Prior to the adoption of 123R, we presented tax benefits resulting from share-based compensation as operating cash flows in the Consolidated Statements of Cash Flows. 123R requires that cash flows resulting from tax deductions in excess of compensation cost recognized be classified as financing cash flows. During 2006, there were no net excess tax benefits generated.

R) Earnings per Share: Basic earnings per share are based on the weighted average number of common shares outstanding during the year. Diluted earnings per share are based on the weighted average number of common shares outstanding during the year adjusted to give effect to common stock equivalents.

The following table sets forth the computation of basic and diluted earnings per share, for the periods indicated:

	Twelve Months Ended December 31,		
	2006	2005	2004
Basic:			
Income from continuing operations	**$259,594**	$109,843	$161,098
Less: Dividends on unvested restricted stock, net of taxes	**(89)**	(104)	(111)
Income from continuing operations—basic	**$259,505**	$109,739	$160,987
(Loss)/income from discontinued operations, net of taxes	**(136)**	131,002	8,394
Net income—basic	**$259,369**	$240,741	$169,381
Weighted average number of common shares—basic	**54,557**	55,658	57,653
Basic earnings per share:			
From continuing operations	**$ 4.76**	$ 1.98	$ 2.79
From discontinued operations	**—**	2.35	0.15
Total basic earnings per share	**$ 4.76**	$ 4.33	$ 2.94
Diluted:			
Income from continuing operations	**$259,594**	$109,843	$161,098
Less: Dividends on unvested restricted stock, net of taxes	**(89)**	(104)	(111)
Add: Debenture interest, net of taxes	**4,887**	9,628	9,240
Income from continuing operations—diluted	**$264,392**	$119,367	$170,227
(Loss)/income from discontinued operations, net of taxes	**(136)**	131,002	8,394
Net income—diluted	**$264,256**	$250,369	$178,621
Weighted average number of common shares	**54,557**	55,658	57,653
Assumed conversion of discounted convertible debentures	**3,117**	6,577	6,577
Net effect of dilutive stock options and grants based on the treasury stock method	**234**	412	635
Weighted average number of common shares and equivalents—diluted	**57,908**	62,647	64,865
Diluted earnings per share:			
From continuing operations	**$ 4.57**	$ 1.91	$ 2.62
From discontinued operations	**(0.01)**	2.09	0.13
Total diluted earnings per share	**$ 4.56**	$ 4.00	$ 2.75

S) Fair Value of Financial Instruments: The fair values of our registered debt and investments are based on quoted market prices. The fair values of other long-term debt, including capital lease obligations, are estimated by discounting cash flows using period-end interest rates and market conditions for instruments with similar maturities and credit quality. The carrying amounts reported in the balance sheet for cash, accounts receivable, accounts payable, and short-term borrowings approximates their fair values due to the short-term nature of these instruments. Accordingly, these items have been excluded from the fair value disclosures included elsewhere in these notes to consolidated financial statements.

T) Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

U) Recent Accounting Pronouncements:

Accounting for Uncertainty in Income Taxes: In July, 2006, the FASB issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*. FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 is effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions accounted for under Statement No. 109 upon initial adoption. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. We have substantially completed the evaluation of the potential impact of FIN 48 on the consolidated financial statements as of January 1, 2007 and we believe that the cumulative effect of applying FIN 48 will reduce the liability for income taxes previously recorded for uncertain tax positions from $18 million to $6 million.

Employers Accounting for Defined Benefit Pension and Other Postretirement Plans: In September, 2006, the FASB issued Standard of Financial Accounting Standards ("SFAS") No. 158, *Employers Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)*. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of this statement were effective as December 31, 2006. The adoption of this statement did not have a material effect on our consolidated results of operations or consolidated financial position.

2) ACQUISITIONS AND DIVESTITURES

Subsequent to December 31, 2006:

In January, 2007, we acquired certain assets of Texoma Healthcare System located in Texas, including a 234-bed acute-care hospital, a 60-bed behavioral health hospital, a 21-bed freestanding rehabilitation hospital and TexomaCare, a 34-physician group practice structured as a 501A corporation. Pursuant to the terms of the purchase agreement, we are committed to building a 220-bed replacement facility within three years of the closing date which we estimate will cost approximately $132 million. Also, during 2006, we executed a purchase agreement to acquire the assets of a 50-bed behavioral health facility located in Delaware. The transaction, which is subject to normal regulatory approvals, is expected to be completed in March, 2007. The combined cash purchase price for these acquisitions is approximately $80 million.

Year ended December 31, 2006:

During 2006, we spent approximately $82 million on the acquisition of assets and/or businesses, including the following:

- the assets of two closed behavioral health care facilities located in Florida and Georgia which are being renovated and are scheduled to open during 2007;

- the assets of a 128-bed behavioral health facility in Utah;
- the assets of an 86-bed behavioral health facility in Colorado, which is being renovated and is expected to open in early 2007;
- a medical office building in Nevada, and;
- the assets of a 77-bed behavioral health facility located in Kentucky.

The aggregate net purchase price of the facilities was allocated on a preliminary basis to assets and liabilities based on their estimated fair values as follows:

	Amount (000s)
Working capital, net	$ 1,000
Property, plant & equipment	41,000
Goodwill	34,000
Other assets	10,000
Debt	(3,000)
Other liabilities	(1,000)
Cash paid in 2006 for acquisitions	$82,000

Assuming these acquisitions occurred on January 1, 2006, our 2006 proforma net revenues would have been approximately $4.201 billion and the proforma effect on our income from continuing operations, income from continuing operations per basic and diluted share, net income and net income per basic and diluted share were immaterial. Assuming these acquisitions occurred on January 1, 2005, our 2005 proforma net revenues would have been approximately $3.947 billion and the proforma effect on our income from continuing operations, income from continuing operations per basic and diluted share, net income and net income per basic and diluted share was immaterial.

Year ended December 31, 2005:

During 2005, we spent approximately $281 million on the acquisition of businesses, including the following:

- the stock of KEYS Group Holdings, LLC, including Keystone Education and Youth Services, LLC. Through this acquisition, we added a total of 46 facilities in 10 states including 21 residential treatment facilities with 1,280 beds, 21 non-public therapeutic day schools and four detention facilities;
- the assets of five therapeutic boarding schools located in Idaho and Vermont, four of which were closed at the date of acquisition. Three of these facilities reopened during 2005 and one remains closed;
- a 58-bed behavioral health facility in Orem, Utah;
- a 72-bed behavioral health facility in Casper, Wyoming;
- a non-controlling 56% ownership interest in a surgical hospital located in Texas and a non-controlling 50% ownership interest in an outpatient surgery center in Florida, and;
- the membership interests of McAllen Medical Center Physicians, Inc. and Health Clinic P.L.L.C., a Texas professional limited liability company. In connection with this transaction, we paid approximately $5 million in cash and assumed a $10 million purchase price payable, which is contingent on certain conditions as set forth in the purchase agreement.

The aggregate net purchase price of the facilities was allocated on a preliminary basis to assets and liabilities based on their estimated fair values as follows:

	Amount (000s)
Working capital, net	$ 17,000
Property, plant & equipment	89,000
Goodwill	161,000
Other assets	21,000
Debt	(2,000)
Other liabilities	(5,000)
Cash paid in 2005 for acquisitions	$281,000

Assuming these acquisitions occurred on January 1, 2005, our 2005 proforma net revenues would have been approximately $4.052 billion and our proforma income from continuing operations would have been $114.4 million and proforma income from continuing operations per basic and diluted share would have been $2.06 and $1.98, respectively, and proforma net income would have been $245.4 million and proforma net income per basic and diluted share would have been $4.41 and $4.07, respectively. Assuming these acquisitions occurred on January 1, 2004, our 2004 proforma net revenues would have been approximately $3.77 billion and our proforma income from continuing operations would have been $166.9 million and proforma income from continuing operations per basic and diluted share would have been $2.89 and $2.71, respectively, and proforma net income would have been $175.3 million and proforma net income per basic and diluted share would have been $3.04 and $2.84, respectively.

During 2005, we received approximately $401 million of combined cash proceeds for the sale of the following facilities and land:

- a 430-bed hospital located in Bayamon, Puerto Rico;
- a 180-bed hospital located in Fajardo, Puerto Rico;
- a home health business in Bradenton, Florida;
- our 81.5% ownership interest in Medi-Partenaires, an operating company that owned and managed 14 hospitals in France;
- the assets of a closed women's hospital located in Edmond, Oklahoma, and;
- land in Las Vegas, Nevada.

The operating results of all these facilities, as well as gains, net of losses, resulting from the divestitures of the facilities are reflected as "Income from discontinued operations, net of income tax" in the Consolidated Statements of Income for the year ended December 31, 2005 and 2004. The sale of the facilities resulted in a combined pre-tax gain of approximately $191 million ($129 million after-tax) which is included in "Income from discontinued operations, net of income tax" in the Consolidated Statements of Income for the year ended December 31, 2005. The sale of land in Las Vegas, Nevada resulted in a $6 million pre-tax gain ($4 million after-tax) and is included in income from continuing operations for the year ended December 31, 2005.

Year ended December 31, 2004:

During 2004, we spent approximately $163 million on acquisitions to acquire the following:

- a 90% controlling ownership interest in a 54-bed acute care hospital located in New Orleans, Louisiana, (operations subsequently merged with the operations of a 306-bed acute care hospital located in East New Orleans, Louisiana and both facilities were closed as a result of Hurricane Katrina);

- a 50-bed acute care facility, a 20-bed acute care facility and the remaining 65% ownership interest (35% previously acquired) in the real estate assets of a 198-bed acute care facility located in France, all of which were acquired by an operating company in which we owned an 80% controlling ownership interest (these facilities were sold during 2005);
- a 63-bed behavioral health hospital, partial services, a school, group homes and detox services located in Stonington, Connecticut;
- a 112-bed behavioral health facility in Savannah, Georgia;
- a 77-bed behavioral health facility in Benton, Arkansas;
- the operations of an 82-bed behavioral health facility in Las Vegas, Nevada;
- a 72-bed behavioral health facility in Bowling Green, Kentucky, and;
- an outpatient surgery center in Edinburg, Texas and an outpatient surgery center located in New Orleans, Louisiana.

In addition, in late December, 2003, we funded $230 million for the combined purchase price of the following acute care facilities which we acquired effective January 1, 2004:

- a 90% controlling ownership interest in a 306-bed facility located in East New Orleans, Louisiana (now closed as a result of Hurricane Katrina);
- a 228-bed facility located in Corona, California;
- a 112-bed facility located in San Luis Obispo, California (this facility was sold during 2004), and;
- a 65-bed facility located in Arroyo Grande, California (this facility was sold during 2004).

The aggregate net purchase price of the facilities was allocated based on their estimated fair values as follows:

	Amount (000s)
Working capital, net	$ 31,000
Property, plant & equipment	165,000
Goodwill	223,000
Other assets	5,000
Debt	(10,000)
Other liabilities	(21,000)
Cash purchase price for 2004 acquisitions	393,000
Less: Cash deposits made in 2003	(230,000)
Cash paid in 2004 for acquisitions	$ 163,000

Assuming these acquisitions occurred on January 1, 2004, proforma net revenues for the year ended December 31, 2004 would have been $3.66 billion and the proforma effect on our income from continuing operations, income from continuing operations per basic and diluted share, net income and net income per basic and diluted share was immaterial.

During 2004, in conjunction with our strategic plan to sell two recently acquired acute care hospitals in California as well as certain other under-performing assets, we sold the following acute care facilities and surgery and radiation therapy centers for combined cash proceeds of approximately $81 million:

- a 112-bed hospital located in San Luis Obispo, California;
- a 65-bed hospital located in Arroyo Grande, California;

- a 136-bed leased hospital in Shreveport, Louisiana;
- a 106-bed hospital located in La Place, Louisiana;
- a 160-bed pediatric and surgery hospital located in Rio Piedras, Puerto Rico, and;
- ownership interests in five outpatient surgery centers located in Ponca City, Oklahoma, New Albany, Indiana, Hammond, Louisiana, Littleton, Colorado and St. George, Utah and a radiation therapy center located in Madison, Indiana.

The operating results of all these facilities, as well as gains, net of losses, resulting from the divestitures are reflected as "Income from discontinued operations, net of income tax" in the Consolidated Statements of Income for the year ended December 31, 2004. These transactions resulted in a combined pre-tax gain of approximately $5 million ($3 million after-tax) which is included in "Income from discontinued operations, net of income tax" in the Consolidated Statements of Income for the year ended December 31, 2004.

The following table shows the results of operations, on a combined basis, for all facilities reflected as discontinued operations for the years ended December 31, 2006, 2005 and 2004 (amounts in thousands):

	Year Ended December 31,		
	2006	2005	2004
		(000s)	
Net revenues	$ 216	$165,967	$520,383
(Loss)/income from operations	($217)	$ 3,355	$ 8,680
Gains on divestitures	—	190,558	5,382
(Loss)/income from discontinued operations, pre-tax	(217)	193,913	14,062
Income tax benefit/(expense)	81	(62,911)	(5,668)
(Loss) Income from discontinued operations, net of income tax expense	($136)	$131,002	$ 8,394

3) FINANCIAL INSTRUMENTS

Fair Value Hedges:

During 2006 and 2005, we had no fair value hedges outstanding.

As of December 31, 2004, we had no fair value hedges outstanding. During November 2004 we terminated two fair value hedges. They were floating rate swaps with a notional principal amount of $60 million in which we received a fixed rate of 6.75% and paid a floating rate equal to 6 month LIBOR plus a spread. The term of these swaps were ten years and were scheduled to expire on November 15, 2011. We received a termination payment of $4.3 million. The basis adjustment of $4.3 million on the hedged interest-bearing instrument is amortized as interest income over the expected remaining life of the interest bearing instrument using the effective-yield method. Amortization of interest income was not material to the results of operations in 2006 or 2005.

Cash Flow Hedges:

As of December 31, 2006, we had no domestic cash flow hedges outstanding. During the second quarter of 2006, in connection with the issuance of the $250 million of senior notes ("Notes") which have a 7.125% coupon rate and mature on June 30, 2016, we entered into treasury lock agreements ("T-Locks"), with an aggregate notional amount of $250 million, to lock in the 10-year treasury rate underlying the bond issuance. These T-Locks, which were designated as cash flow hedges, were unwound during the second quarter of 2006 resulting in a $3 million cash payment to us which has been recorded in accumulated other comprehensive income, net of income taxes ($2.1 million after-tax), and is being amortized over the life of the 10-year Notes. The amortization was not material to the results of operations in 2006.

During 2005, we had no domestic cash flow hedges outstanding.

As of December 31, 2004, we had no domestic cash flow hedges outstanding. During November 2004 we terminated one fixed rate swap, which was scheduled to expire in August of 2005, with a notional principal amount of $125 million in which we paid a fixed rate of 6.76% and received a floating rate equal to three month

LIBOR. We paid a termination amount of $3.8 million. As the previously hedged forecasted transactions are still probable of occurring, the net loss of $3.8 million remained in accumulated other comprehensive income as of the date of the termination, and is being reclassified into earnings in the same period during which the hedged transaction was forecasted to occur.

As of December 31, 2004, one of our majority-owned subsidiaries, which was divested during the second quarter of 2005, had two interest rate swaps denominated in Euros. The total notional amount of these two interest rate swaps was 27.5 million Euros ($37.2 million based on the currency exchange rate at December 31, 2004) and the swaps were scheduled to mature on June 30, 2005. This same majority owned subsidiary also had two interest rate caps, one that was effective as of December 31, 2004 and another that was to become effective at a future date. The notional amount of the interest rate cap outstanding at December 31, 2004 was 17.5 million Euros ($23.7 million) and the cap was scheduled to mature on June 30, 2005. The other interest rate cap was a forward starting cap which was scheduled to take effect on June 30, 2005 upon the expiration of the outstanding interest rate swaps and caps. The notional amount of the cap was to begin at 45.0 million Euros ($60.9 million) and was scheduled to reduce to 38.0 million Euros ($51.4 million) on December 30, 2005. Upon the sale of our ownership interest in this subsidiary during the second quarter of 2005, the above mentioned hedges were terminated

During the year ended December 31, 2004, we recorded in accumulated other comprehensive income, pre-tax losses of $4.5 million ($2.9 million after-tax) to recognize the change in fair value of all derivatives that were designated as cash flow hedging instruments. The gains or losses are reclassified into earnings as the underlying hedged item affects earnings, such as when the forecasted interest payment occurs.

4) LONG-TERM DEBT

A summary of long-term debt follows:

	December 31,	
	2006	2005
	(amounts in thousands)	
Long-term debt:		
Notes payable and Mortgages payable (including obligations under capitalized leases of $3,780 in 2006 and 7,664 in 2005) and term loans with varying maturities through 2019; weighted average interest at 6.5% in 2006 and 6.0% in 2005 (see Note 7 regarding capitalized leases)	**$ 8,540**	$ 9,204
Revolving credit and demand notes	**352,900**	107,300
Revenue bonds:		
Interest at floating rates of 3.90% and 3.15% at December 31, 2006 and 2005 respectively with varying maturities through 2015	**10,200**	10,200
5.00% Convertible Debentures due 2020, net of the unamortized discount of $274,372 in 2005	—	312,594
6.75% Senior Notes due 2011, net of the unamortized discount of $51 in 2006 and $61 in 2005, and fair market value adjustment of $2,998 in 2006 and 3,607 in 2005.	**202,948**	203,547
7.125% Senior Notes due 2016, net of unamortized discount of $1,287 in 2006	**248,713**	—
	823,301	**642,845**
Less-Amounts due within one year	**(1,938)**	(5,191)
	$821,363	**$637,654**

During 2006, we amended our $500 million unsecured non-amortizing revolving credit agreement which was scheduled to expire on March 4, 2010. The amended facility was increased to $650 million and will expire on July 28, 2011. The amendment increases the sub-limit for letters of credit to $100 million from $75 million. The interest rate on the borrowings is determined, at our option, as either: (i) the one, two, three or six month London Inter-Bank Offer Rate ("LIBOR") plus a spread of 0.33% to 0.575%; (ii) at the higher of the Agent's prime rate or the federal funds rate plus 0.50%, or; (iii) a competitive bid rate. A facility fee ranging from 0.07% to 0.175% is required on the total commitment. The applicable margins over LIBOR and the facility fee are based upon our credit ratings from Standard & Poor's Ratings Services and Moody's Investors Service, Inc. At December 31, 2006, the applicable margin over the LIBOR rate was 0.40% and the commitment fee was 0.10%. There are no compensating balance requirements. As of December 31, 2006, we had $338 million of borrowings outstanding under our revolving credit agreement and $240 million of available borrowing capacity, net of $57 million of outstanding letters of credit and $15 million of outstanding borrowings under a short-term credit facility which is payable on demand by the lending institution.

On June 30, 2006, we issued $250 million of senior notes (the "Notes") which have a 7.125% coupon rate and mature on June 30, 2016. Interest on the Notes is payable semiannually in arrears on June 30 and December 30 of each year.

During 2001, we issued $200 million of senior notes which have a 6.75% coupon rate and which mature on November 15, 2011. The interest on the senior notes is paid semiannually in arrears on May 15 and November 15 of each year. The senior notes can be redeemed in whole at any time and in part from time to time.

On June 23, 2006, we exercised our right to redeem our convertible debentures due in 2020 (the "Debentures") at a price of $543.41 per $1,000 principal amount of Debenture. The aggregate issue price of the Debentures was $250 million or $587 million aggregate principal amount at maturity. The Debentures were issued at a price of $425.90 per $1,000 principal amount of Debenture. The Debentures' yield to maturity was 5% per annum, .426% of which was cash interest. The Debentures were convertible at the option of the holders into 11.2048 shares of our common stock per $1,000 of Debentures. We had the right to redeem the Debentures any time on or after June 23, 2006 at a price equal to the issue price of the Debentures plus accrued original issue discount and accrued cash interest to the date of redemption. During the second quarter of 2006, approximately 10% of the Debentures were redeemed or repurchased. We spent an aggregate of approximately $31 million to either redeem Debentures at a price of $543.41 per $1,000 principal amount of Debenture or repurchase Debentures on the open market. In late June of 2006, approximately 90% of the holders converted their Debentures into 5.9 million shares of our Class B Common Stock. In connection with this conversion, we reclassified approximately $288 million of long-term debt to capital in excess of par.

The average amounts outstanding during 2006, 2005 and 2004 under the revolving credit and demand notes and commercial paper program (commercial paper program expired on its scheduled maturity date in October, 2004) were $89.8 million, $84.4 million and $272.1 million respectively, with corresponding effective interest rates of 6.4%, 4.7% and 2.6% including commitment and facility fees. The maximum amounts outstanding at any month-end were $352 million in 2006, $252 million in 2005, and $370 million in 2004.

As of December 31, 2006 and 2005, there were no interest rate swaps outstanding. The effective interest rate on our revolving credit and demand notes including the respective interest expense and income incurred on designated interest rate swaps, which are now expired, was unchanged in 2006 and 2005 and was 4.1% during 2004. There was no additional interest expense recorded as a result of our U.S. dollar denominated hedging activity during 2006 and 2005 and $4.1 million was recorded during 2004.

Covenants related to long-term debt require specified leverage and fixed charge coverage ratios. We are in compliance with all required covenants as of December 31, 2006.

The fair value of our long-term debt at December 31, 2006 and 2005 was approximately $841 million and $670 million respectively.

Aggregate maturities follow:

	(000s)
2007	$ 1,938
2008	1,155
2009	287
2010	288
2011	556,132
Later	263,501
Total	$823,301

5) COMMON STOCK

Dividends

Cash dividends of $.32 per share ($17.4 million in the aggregate) were declared and paid during 2006, $.32 per share ($17.9 million in the aggregate) were declared and paid during 2005 and $.32 per share ($18.6 million in the aggregate) were declared and paid during 2004.

Stock Repurchase Programs

During 1999, 2004, 2005 and 2006, our Board of Directors approved stock repurchase programs authorizing us to purchase up to an aggregate of 16.5 million shares of our outstanding Class B Common Stock on the open market at prevailing market prices or in negotiated transactions off the market. Pursuant to the stock repurchase program, we may purchase shares on the open market or in negotiated private transactions. There is no expiration date on the remaining share repurchase authorization. The following schedule provides information related to our stock repurchase program for each of the three years ended December 31, 2006:

	Additional Shares Authorized For Repurchase	Shares Repurchased	Average Per Share Repurchase Price	Aggregate Repurchase Price (in thousands)	Remaining Shares Authorized for Repurchase at December 31,
Balance as of December 31,					
2003					1,122,077
2004	2,000,000	(559,481)	$42.06	$ 23,534	2,562,596
2005	5,500,000	(4,459,276)	$55.85	$249,055	3,603,320
2006	5,000,000	(6,527,155)	$53.68	$350,372	2,076,165
Total for three-year period ended December 31, 2006	12,500,000	(11,545,912)	$53.96	$622,961	

Stock-based Compensation Plans

At December 31, 2006, we have a number of stock-based employee compensation plans. Effective January 1, 2006, we adopted SFAS No. 123R ("123R") and related interpretations and began expensing the grant-date fair value of stock options. 123R requires companies to recognize the grant-date fair-value of stock options and other equity-based compensation. 123R also generally requires that a company account for these transactions using the fair-value based method and eliminates a company's ability to account for share-based compensation transactions using the intrinsic value method of accounting provided in APB Opinion No. 25, "Accounting for Stock Issued to Employees," which was permitted under Statement No. 123, as originally issued. During 2006, we recognized compensation cost in our financial statements on the unvested portion of existing options that were granted prior to the effective date and the cost of stock options granted to employees after the effective date based on the fair value of the stock options at grant date. Prior to January 1, 2006, we accounted for these plans under the recognition and measurement principles of APB Opinion No. 25, and related interpretations. Accordingly, no compensation expense was reflected in net income for stock option grants, as all options granted under the plans had an original exercise price equal to the market value of the underlying shares on the date of grant.

During 2005, we adopted the 2005 Stock Incentive Plan (the "Stock Incentive Plan") which replaced our Amended and Restated 1992 Stock Option Plan which expired in July of 2005. An aggregate of four million shares of Class B Common Stock has been reserved under the Stock Incentive Plan. There were 1,148,000, 888,650 and 41,450 stock options, net of cancellations, granted during 2006, 2005 and 2004, respectively. The per option weighted-average grant-date fair value of options granted during 2006, 2005 and 2004 was $16.07, $16.08 and $17.64, respectively. Stock options to purchase Class B Common Stock have been granted to our officers, key employees and directors under our above referenced stock option plans. All stock options were granted with an exercise price equal to the fair market value on the date of the grant. Options are exercisable ratably over a four-year period beginning one year after the date of the grant. All outstanding options expire five years after the date of the grant.

Compensation cost related to stock options is recognized under the straight-line method over the stated vesting period of the award. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for the eight option grants that occurred in 2005 and 2004; the 2006 weighted average assumption ranges were based upon the twenty-four option grants that occurred between 2002 and 2006 that were granted or have vestings after January 1, 2006:

Year Ended December 31,	2006	2005	2004
Volatility	**39%**	38%	47%
Interest rate	**4%**	4%	4%
Expected life (years)	**3.9**	3.8	3.8
Forfeiture rate	**6%**	6%	6%
Dividend yield	**0.5%**	0.7%	0.7%

The risk-free rate is based on the U.S. Treasury zero coupon four year yield in effect at the time of grant. The expected life of the stock options granted was estimated using the historical behavior of employees. Expected volatility was based on historical volatility for a period equal to the stock option's expected life. Expected dividend yield is based on our actual dividend yield at the time of grant.

The table below summarizes our stock option activity during each of the last three years:

Outstanding Options	Number of Shares	Average Option Price	Range (High-Low)
Balance, January 1, 2004	3,181,985	$35.47	$51.40 - $11.85
Granted	51,200	$45.72	$54.88 - $43.08
Exercised	(839,087)	$18.20	$43.63 - $11.85
Cancelled	(77,813)	$41.18	$50.70 - $22.28
Balance, January 1, 2005	2,316,285	$41.66	$54.88 - $22.28
Granted	1,013,900	$48.94	$52.12 - $47.80
Exercised	(1,721,797)	$41.78	$51.40 - $22.28
Cancelled	(102,063)	$44.50	$52.12 - $38.50
Balance, January 1, 2006	1,506,325	$46.39	$54.88 - $37.82
Granted	1,159,000	$58.17	$58.52 - $50.65
Exercised	(265,900)	$41.51	$52.12 - $37.82
Cancelled	(140,375)	$49.28	$58.52 - $38.50
Balance, December 31, 2006	2,259,050	$52.83	$58.52 - $38.50
Outstanding options vested and exercisable as of December 31, 2006	365,862	$45.93	$54.88 - $38.50

The following table provides information about unvested options for the year December 31, 2006 :

	Shares	Weighted Average Grant Date Fair Value
Unvested options as of January 1, 2006	1,240,813	$16.43
Granted	1,159,000	$16.07
Vested	(383,250)	$16.92
Cancelled	(123,375)	$16.55
Unvested options as of December 31, 2006	1,893,188	$16.10

The following table provides information about options outstanding and exercisable options at December 31, 2006:

	Options Outstanding	Options Exercisable
Number	2,259,050	365,862
Weighted average exercise price	$ 52.83	$ 45.93
Aggregate intrinsic value	$9,234,809	$3,474,551
Weighted average remaining contractual life	3.8	2.4

The total in-the-money value of all stock options exercised during the year ended December 31, 2006 was $3.2 million.

The weighted average remaining contractual life for options outstanding and weighted average exercise price per share for exercisable options at December 31, 2006 were as follows:

	Options Outstanding			Exercisable Options		Expected to Vest Options(a)	
Exercise Price	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in Years)	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
$38.50 – $45.14	204,075	$39.69	1.3	125,100	$39.62	74,355	$39.80
$46.30 – $51.04	900,475	48.94	3.3	226,262	49.02	634,772	48.92
$52.12 – $58.52	1,154,500	58.19	4.6	14,500	52.31	1,073,310	58.27
Total	2,259,050	$52.83	3.8	365,862	$45.93	1,782,437	$54.17

a. Assumes a weighted average forfeiture rate of 5.85%.

In addition to the Stock Incentive Plan, we have the following stock incentive and purchase plans: (i) a Stock Ownership Plan whereby eligible employees (officers of the Company are no longer eligible) may purchase shares of Class B Common Stock directly from the Company at current market value and the Company will loan each eligible employee 90% of the purchase price for the shares, subject to certain limitations, (loans are partially recourse to the employees); (ii) an Amended and Restated 2001 Employees' Restricted Stock Purchase Plan ("2001 Plan") which allows eligible participants to purchase shares of Class B Common Stock at par value, subject to certain restrictions (210,000 shares were issued to the CEO during 2006 and 119,340 shares, net of cancellations, were issued to the CEO during 2005 and no shares were issued during 2004, net of cancellations); the reserve for this plan was increased by 600,000 shares during 2004, and; (iii) a 2005 Employee Stock Purchase Plan which allows eligible employees to purchase shares of Class B Common Stock at a ten percent discount. For restricted grant awards issued after January 1, 2006, the grant-date fair value of the restricted stock is estimated on the date of grant based on the market price of the stock, and compensation cost is amortized to expense on a straight-line basis over the vesting period during which employees perform related services.

We have reserved 2.4 million shares of Class B Common Stock for issuance under these various plans (excluding terminated plans) and have issued 1.2 million shares pursuant to the terms of these plans (excluding terminated plans) as of December 31, 2006, 103,143 of which became fully vested during 2006, 68,457 of which became fully vested during 2005 and none of which became fully vested in 2004.

During the fourth quarter of 2006, pursuant to the 2001 Plan, the Compensation Committee (the "Committee") of the Board of Directors approved the issuance of 168,500 restricted shares of our Class B Common Stock at $51.42 per share ($8.7 million in the aggregate) to various officers and employees (including 10,000 restricted shares issued to our Chief Executive Officer). These shares are scheduled to vest in November, 2010, assuming the recipient remains employed by us. In connection with this grant, we recorded compensation expense of $270,000 during 2006 and the remaining expense associated with this award (estimated at $8.4 million as of December 31, 2006) will be recorded over the remaining vesting periods of the award, assuming the recipients remain employed by us.

In March 2006, the Committee approved the issuance of 200,000 restricted shares of our Class B Common Stock to our Chief Executive Officer ("CEO") and Chairman of the Board, pursuant to the 2001 Plan. Subject to the achievement of a specified earnings per share from continuing operations, as defined, 50% of the shares of restricted stock are scheduled to vest on each of March 15, 2007 and March 15, 2008, if our CEO remains employed by us through each applicable vesting date. The specified earnings per share from continuing operations threshold was achieved during 2006. In the event that our CEO's employment with the Company is terminated by reason of disability, retirement or death, that portion of shares of restricted stock that would have otherwise vested within three months (or, in the case of death, twelve months) after the date of such termination will vest. In connection with this grant, we recorded compensation expense of $3.8 million during 2006 and the remaining expense associated with this award (estimated at $5.8 million as of December 31, 2006) will be recorded over the remaining vesting periods of the award, assuming the CEO remains employed by us.

In March 2005, our CEO was granted 319,340 restricted shares of our Class B Common Stock, pursuant to the 2001 Plan, which were scheduled to vest ratably on the first, second and third anniversary dates of the award, subject to the satisfaction of certain performance criteria. 200,000 of the restricted shares were subject to forfeiture in the event the Company did not achieve specified earnings per share from continuing operations for 2005, and the remaining 119,340 restricted shares were subject to forfeiture in the event that the Company did not achieve a specified return of capital for 2005. 200,000 shares of restricted stock were forfeited in March, 2006 as a result of the Company's failure to achieve the 2005 earnings per share from continuing operations target required under the terms of the original grant or restricted stock. The Company did achieve the specified return of capital threshold during 2005 and, therefore, in March 2006, 39,780 of the 119,340 shares of restricted stock vested and the remaining unvested shares are scheduled to vest ratably in March, 2007 and March, 2008. During 2006 and 2005, compensation expense of $1.9 million and $3.0 million, respectively associated with the 119,340 restricted shares has been recorded and the remaining expense associated with this award (estimated at $946,000 as of December 31, 2006) will be recorded over the remaining vesting periods of the award, assuming the CEO remains employed by us.

As a replacement to a terminated element of our long-term incentive plan, during the third quarter of 2002, the Compensation Committee of the Board of Directors approved the issuance of 188,568 shares (net of cancellations) of restricted stock at $51.15 per share ($9.6 million in the aggregate) to various officers and employees pursuant to the Company's 2001 Employees' Restricted Stock Purchase Plan ("Restricted Stock"). The Restricted Stock was scheduled to vest ratably on the third, fourth and fifth anniversary dates of the award. The first vesting of 68,457 shares occurred during 2005, the second vesting of 63,363 occurred during 2006 and the remaining 56,748 restricted stock will vest during the third quarter of 2007. The remaining expense associated with the Restricted Stock awards (estimated at $120,000, net of cancellations, as of December 31, 2006) will be recorded over the remaining vesting period of the awards (through the third quarter of 2007), assuming the recipients remain employed by us.

At December 31, 2006, 9,793,349 shares of Class B Common Stock were reserved for issuance upon conversion of shares of Class A, C and D Common Stock outstanding, for issuance upon exercise of options to purchase Class B Common Stock and for issuance of stock under other incentive plans. Class A, C and D Common Stock are convertible on a share for share basis into Class B Common Stock.

In connection with the long-term incentive plans described above, we recorded compensation expense of $6.4 million in 2006, $4.0 million in 2005 and $1.2 million in 2004.

6) INCOME TAXES

Components of income tax expense/(benefit) from continuing operations are as follows (amounts in thousands):

	Year Ended December 31,		
	2006	**2005**	**2004**
Current			
Federal	**$160,458**	$ 75,816	$42,811
Foreign	**(2,900)**	(242)	13,322
State	**16,702**	5,229	4,850
	174,260	80,803	60,983
Deferred			
Federal and foreign	**(18,151)**	(17,385)	32,131
State	**(3,231)**	(1,117)	2,065
	(21,382)	(18,502)	34,196
Total	**$152,878**	$ 62,301	$95,179

We account for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS 109"). Under SFAS 109, deferred taxes are required to be classified based on the financial statement classification of the related assets and liabilities which give rise to temporary differences. Deferred taxes result from temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The components of deferred taxes are as follows (amounts in thousands):

	Year Ended December 31,	
	2006	**2005**
Deferred income tax assets:		
Self-insurance reserves	**$ 106,521**	$ 89,051
Compensation accruals	**35,016**	27,702
Other deferred tax assets	**37,175**	35,310
	178,712	152,063
Less: Valuation Allowance	**(20,582)**	(25,961)
Net deferred income tax assets:	**158,130**	126,102
Deferred income tax liabilities:		
Doubtful accounts and other reserves	**(15,305)**	(17,603)
Depreciable and amortizable assets	**(143,800)**	(130,705)
Net deferred income tax liability	**$ (975)**	$ (22,206)

A reconciliation between the federal statutory rate and the effective tax rate on continuing operations is as follows:

	Year Ended December 31,		
	2006	**2005**	**2004**
Federal statutory rate	**35.0%**	35.0%	35.0%
State taxes, net of federal income tax benefit	**2.1**	1.5	1.8
Other items	**0.0**	(0.3)	0.3
Effective tax rate	**37.1%**	36.2%	37.1%

The net deferred tax assets and liabilities are comprised as follows (amounts in thousands):

	Year Ended December 31,	
	2006	**2005**
Current deferred taxes		
Assets	**$ 50,217**	$ 38,856
Liabilities	**(15,304)**	(18,349)
Total deferred taxes-current	**34,913**	20,507
Noncurrent deferred taxes		
Assets	**107,912**	87,992
Liabilities	**(143,800)**	(130,705)
Total deferred taxes-noncurrent	**(35,888)**	(42,713)
Total deferred taxes	**$ (975)**	$ (22,206)

The assets and liabilities classified as current relate primarily to the allowance for uncollectible patient accounts, compensation-related accruals and the current portion of the temporary differences related to self-insurance reserves. At December 31, 2006, state net operating loss carryforwards (expiring in years 2007 through 2026), and credit carryforwards available to offset future taxable income approximated $350 million, representing approximately $19.7 million in deferred state tax benefit (net of the federal benefit).

Under SFAS 109, a valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized. Based on available evidence, it is more likely than not that certain of our state tax benefits will not be realized, therefore, valuation allowances of $20.6 million and $26.0 million have been reflected as of December 31, 2006 and 2005, respectively. During 2006, the valuation allowance on these state tax benefits was reduced by $5.4 million as the result of the realization of certain state deferred tax assets and as a result in changes in estimates of future taxable income.

We have reflected a tax benefit of $2.9 million in the year ended December 31, 2006 for reductions to our tax exposure reserves due to the expiration of statute of limitations in a foreign jurisdiction. We have reflected a tax benefit of $10.4 million in discontinued operations during 2005 relating to the recognition of foreign tax credits associated with the repatriation of all earnings associated with our business in France, which was divested during 2005.

In July, 2006, the FASB issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*. FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 is effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions accounted for under Statement No. 109 upon initial adoption. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. We have substantially completed the evaluation of the impact of FIN 48 on the consolidated financial statements as of January 1, 2007 and we believe that the cumulative effect of applying FIN 48 will reduce the liability for income taxes previously recorded for uncertain tax positions from $18 million to $6 million.

7) LEASE COMMITMENTS

Certain of our hospital and medical office facilities and equipment are held under operating or capital leases which expire through 2009 (See Note 9). Certain of these leases also contain provisions allowing us to purchase the leased assets during the term or at the expiration of the lease at fair market value.

A summary of property under capital lease follows (amounts in thousands):

	Year Ended December 31,	
	2006	**2005**
Land, buildings and equipment	**$ 31,005**	$ 34,656
Less: accumulated amortization	**(30,388)**	(30,783)
	$ 617	$ 3,873

Future minimum rental payments under lease commitments with a term of more than one year as of December 31, 2006, are as follows (amounts in thousands):

Year	Capital Leases	Operating Leases
	(000s)	
2007	$ 1,340	$ 38,663
2008	299	28,461
2009	276	23,591
2010	260	21,017
2011	239	16,089
Later Years	4,970	9,177
Total minimum rental	$ 7,384	$136,998
Less: Amount representing interest	(3,604)	
Present value of minimum rental commitments	3,780	
Less: Current portion of capital lease obligations	(1,102)	
Long-term portion of capital lease obligations	$ 2,678	

In the ordinary course of business, our facilities routinely lease equipment pursuant to month-to-month lease arrangements that will likely result in future lease & rental expense in excess of the amounts indicated above. Capital lease obligations of $100,000 in 2006, $900,000 in 2005 and $4.7 million in 2004 were incurred when we entered into capital leases for new equipment or assumed capital lease obligations upon the acquisition of facilities.

8) COMMITMENTS AND CONTINGENCIES

Professional and General Liability Claims and Property Insurance

Effective January 1, 2006, most of our subsidiaries became self-insured for malpractice exposure up to $20 million per occurrence, as compared to $25 million per occurrence in the prior year. We purchased several excess policies for our subsidiaries through commercial insurance carriers for coverage in excess of $20 million per occurrence with a $75 million total aggregate. We also purchased a commercial excess policy with a $100 million limit for our subsidiaries for professional and general liability exposure in excess of $95 million per occurrence.

Our estimated liability for self-insured professional and general liability claims is based on a number of factors including, among other things, the number of asserted claims and reported incidents, estimates of losses for these claims based on recent and historical settlement amounts, estimate of incurred but not reported claims based on historical experience, and estimates of amounts recoverable under our commercial insurance policies. While we continuously monitor these factors, our ultimate liability for professional and general liability claims could change materially from our current estimates due to inherent uncertainties involved in making this estimate. Given our significant self-insured exposure for professional and general liability claims, there can be no assurance that a sharp increase in claims asserted against us will not have a material adverse effect on our future results of operations.

For the period from January 1, 1998 through December 31, 2001, most of our subsidiaries were covered under commercial insurance policies with PHICO, a Pennsylvania based insurance company that was placed into liquidation during the first quarter of 2002. As a result of PHICO's liquidation, we recorded a $40 million pre-tax charge during 2001 to reserve for PHICO claims that became our liability. However, we continue to be entitled to receive reimbursement from state insurance guaranty funds and/or PHICO's estate for a portion of certain claims ultimately paid by us.

As of December 31, 2006, the total accrual for our professional and general liability claims was $248 million ($245 million net of expected recoveries), of which $32 million is included in other current liabilities. As of December 31, 2005, the total accrual for our professional and general liability claims was $225 million ($216 million net of expected recoveries), of which $24 million is included in other current liabilities. Included in other assets was $3 million as of December 31, 2006 and $9 million as of December 31, 2005, related to estimated expected recoveries from various state guaranty funds in connection with PHICO related professional and general liability claims payments.

Prior to 2006, we had commercial insurance policies for a large portion of our property loss exposure which provided coverage with varying sub-limits and aggregates for property and business interruption losses resulting from damage sustained from fire, flood, windstorm and earthquake. The specific amount of commercial insurance coverage was dependent on factors such as location of the facility and loss causation. Due to a sharp increase in property losses experienced nationwide in recent years, the cost of commercial property insurance has increased significantly. As a result, catastrophic coverage for flood and earthquake has been limited to annual aggregate losses, windstorms have been limited to per occurrence losses and coverage has been limited to lower sub-limits for named windstorms and earthquakes in certain states such as Alaska, California, Puerto Rico and Washington and for floods in facilities located in designated flood zones. Given these insurance market conditions, there can be no assurance that a continuation of these unfavorable trends, or a sharp increase in uninsured property losses sustained by us, will not have a material adverse effect on our future results of operations.

Legal Proceedings

We are subject to claims and suits in the ordinary course of business, including those arising from care and treatment afforded by our hospitals and are party to various other litigation, as outlined below.

We and our South Texas Health System affiliates, which operate McAllen Medical Center, McAllen Heart Hospital, Edinburg Regional Medical Center and certain other affiliates, were served with a subpoena dated November 21, 2005, issued by the Office of Inspector General of the Department of Health and Human Services. At that time, the Civil Division of the U.S. Attorney's office in Houston, Texas indicated that the subpoena was part of an investigation under the False Claims Act of compliance with Medicare and Medicaid rules and regulations pertaining to the employment of physicians and the solicitation of patient referrals from physicians from January 1, 1999 to the date of the subpoena related to the South Texas Health System. We continue to cooperate in the investigation. On February 16, 2007, our South Texas Health System affiliates were served with a search warrant in connection with what we have been advised is a related criminal investigation concerning the production of documents. At this time, we are unable to evaluate the existence or extent of any potential financial exposure in connection with this matter.

We monitor all aspects of our business and have developed a comprehensive ethics and compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. Because the law in this area is complex and constantly evolving, governmental investigation or litigation may result in interpretations that are inconsistent with industry practices, including ours. Although we believe our policies, procedures and practices comply with governmental regulations, no assurance can be given that we will not be subjected to further inquiries or actions, or that we will not be faced with sanctions, fines or penalties in connection with the investigation of our South Texas Health System affiliates. Even if we were to ultimately prevail, the government's inquiry or action in connection with this matter could have a material adverse effect on our future operating results.

On November 1, 2005, our management company and several of our facilities located in California, including Inland Valley Medical Center, Rancho Springs Medical Center, Del Amo Hospital and Corona Regional Medical Center ("Hospitals") were named as defendants in a wage and hour lawsuit filed in Los Angeles Superior Court under the caption *Lasko-Hoellinger, et al v. UHS of Delaware, Inc., et al.* Del Amo Hospital was subsequently dismissed from the case. While two of the four original plaintiffs in that case voluntarily requested that they be dismissed as plaintiffs from that lawsuit, the remaining two plaintiffs are seeking to have the matter certified as a class action. The remaining plaintiffs are alleging, among other things, that they are entitled to recover damages from the Hospitals for missed breaks and other alleged violations of various California Labor Code sections and applicable wage orders for a period of at least one year prior to the filing of the case. The Hospitals have denied liability and are defending the case, which has not yet been certified as a class action by the court. Although we are unable to definitively determine the extent of the potential financial exposure at this time, during 2006 we recorded an estimated $10 million pre-tax provision in connection with this matter.

In addition, various suits and claims arising against us in the ordinary course of business are pending. In the opinion of management, the outcome of such claims and litigation will not materially affect our consolidated financial position or results of operations.

The healthcare industry is subject to numerous laws and regulations which include, among other things, matters such as government healthcare participation requirements, various licensure and accreditations, reimbursement for patient services, and Medicare and Medicaid fraud and abuse. Government action has increased with respect to investigations and/or allegations concerning possible violations of fraud and abuse and false claims statutes and/or regulations by healthcare providers. Providers that are found to have violated these laws and regulations may be excluded from participating in government healthcare programs, subjected to fines or penalties or required to repay amounts received from government for previously billed patient services. While management believes its policies, procedures and practices comply with governmental regulations, no assurance can be given that we will not be subjected to governmental inquiries or actions.

Other

In addition to our long-term debt obligations as discussed in Note 4-*Long-Term Debt* and our operating lease obligations as discussed in Note 7-*Lease Commitments*, we have various other contractual commitments outstanding as of December 31, 2006 as follows: (i) combined estimated future construction commitments of

$279 million related to the construction of a new 71-bed acute care facility located in Palmdale, California ($147 million) and commitment to build a new 220-bed acute care replacement hospital ($132 million) in connection with our January, 2007 acquisition of Texoma Healthcare System located in Texas; (ii) other combined estimated future purchase obligations of $126 million related to a long-term contract with a third-party to provide certain data processing services for our facilities ($105 million), a license fee commitment payable over a two-year period to an information technology company that provides laboratory information system and order management technology to many of our acute care hospitals ($9 million), estimated minimum liabilities for physician commitments recorded in connection with the adoption of Interpretation No. 45-3, "Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to Business or Its Owners" ($8 million), and a commitment payable over a four-year period in connection with the funding of a portion of our Chief Executive Officer's gift to the College of William & Mary ($4 million), and; (iii) combined estimated future payments of $59 million related to our non-contributory, defined benefit pension plan ($45 million) and other retirement plan liabilities ($14 million).

As of December 31, 2006, we were party to certain off balance sheet arrangements consisting of standby letters of credit and surety bonds. Our outstanding letters of credit and surety bonds as of December 31, 2006, totaled $103 million consisting of: (i) $81 million related to our self-insurance programs; (ii) $17 million consisting primarily of collateral for outstanding bonds of an unaffiliated third party and public utility, and; (iii) $5 million of debt guarantees related to entities in which we own a minority interest.

9) RELATED PARTY TRANSACTIONS

Relationship with Universal Health Realty Income Trust:

At December 31, 2006, we held approximately 6.7% of the outstanding shares of Universal Health Realty Income Trust (the "Trust"). We serve as Advisor to the Trust under an annually renewable advisory agreement, pursuant to the terms of which, we conduct the Trust's day-to-day affairs, provide administrative services and present investment opportunities. In addition, certain of our officers and directors are also officers and/or directors of the Trust. Management believes that it has the ability to exercise significant influence over the Trust, therefore we account for our investment in the Trust using the equity method of accounting. We earned an advisory fee from the Trust, which is included in net revenues in the accompanying Consolidated Statements of Income, of $1.4 million during each of 2006 and 2005 and $1.5 million during 2004. Our pre-tax share of income from the Trust was $2.3 million in 2006, of which $1.4 million is included in net revenues in the accompanying Consolidated Statements of Income and the remaining $900,000 is recorded as a reduction to our hurricane related expenses. Our pre-tax share of income from the Trust was $1.7 million in 2005 and $1.6 million during 2004 and is included in net revenues during the respective years. The carrying value of this investment was $10.2 million and $9.7 million at December 31, 2006 and 2005, respectively, and is included in other assets in the accompanying consolidated balance sheets. The market value of this investment was $30.7 million at December 31, 2006 and $24.7 million at December 31, 2005.

Total rent expense under the operating leases on the hospital facilities with the Trust was $16.0 million during 2006, $16.0 million during 2005 and $16.1 million during 2004, respectively, including bonus rent of $4.3 million during 2006, $4.5 million during 2005 and $4.7 million during 2004. In addition, certain of our subsidiaries are tenants in several medical office buildings owned by limited liability companies in which the Trust holds non-controlling ownership interests.

The Trust commenced operations in 1986 by purchasing certain properties from us and immediately leasing the properties back to our respective subsidiaries. Most of the leases were entered into at the time the Trust commenced operations and provided for initial terms of 13 to 15 years with up to six additional 5-year renewal terms. Each lease also provided for additional or bonus rental, as discussed below. In 1998, the lease for McAllen Medical Center was amended to provide that the last two renewal terms would also be fixed at the initial agreed upon rental. This lease amendment was in connection with certain concessions granted by us with respect to the renewal of other leases. The base rents are paid monthly and the bonus rents are computed and paid on a quarterly basis, based upon a computation that compares current quarter revenue to a corresponding quarter in the base year. The leases with our subsidiaries are unconditionally guaranteed by us and are cross-defaulted with one another.

Pursuant to the terms of the leases with the Trust, we have the option to renew the leases at the lease terms described above by providing notice to the Trust at least 90 days prior to the termination of the then current term. In addition, we have rights of first refusal to: (i) purchase the respective leased facilities during and for 180 days after the lease terms at the same price, terms and conditions of any third-party offer, or; (ii) renew the lease on the respective leased facility at the end of, and for 180 days after, the lease term at the same terms and conditions pursuant to any third-party offer. We also have the right to purchase the respective leased facilities at the end of the lease terms or any renewal terms at the appraised fair market value. In addition, as part of the overall exchange and substitution proposal relating to Chalmette Medical Center ("Chalmette"), as discussed below, as well as the early five year lease renewals on Southwest Healthcare System-Inland Valley Campus ("Inland Valley"), Wellington Regional Medical Center ("Wellington"), McAllen Medical Center ("McAllen") and The Bridgeway ("Bridgeway"), the Trust agreed to amend the Master Lease to include a change of control provision. The change of control provision grants us the right, upon one month's notice should a change of control of the Trust occur, to purchase any or all of the four leased hospital properties at their appraised fair market value purchase price.

During the third quarter of 2005, Chalmette, our two story, 138-bed acute care hospital located in Chalmette, Louisiana was severely damaged and closed as a result of Hurricane Katrina. The majority of the real estate assets of Chalmette were leased from the Trust by our subsidiary and, in accordance with the terms of the lease, and as part of an overall evaluation of the leases between our subsidiaries and the Trust, we elected to offer substitution properties to the Trust rather than exercise our right to rebuild the facility or offer cash for Chalmette. Independent appraisals were obtained by the Trust and us which indicated that the pre-hurricane fair market value of the leased facility was $24.0 million.

During the third quarter of 2006, we completed the previously disclosed asset exchange and substitution pursuant to the Asset Exchange and Substitution Agreement with the Trust that we entered into during the second quarter of 2006 whereby the Trust agreed to terminate the lease between Chalmette and the Trust and to transfer the real property assets and all rights attendant thereto (including insurance proceeds) of Chalmette to us in exchange and substitution for newly constructed real property assets owned by us ("Capital Additions") at Wellington, Bridgeway and Inland Valley, in satisfaction of the obligations under the Chalmette lease. We are obligated to complete the Inland Valley Capital Addition or, subject to the Trust's approval, offer to either provide alternative substitution property or pay to the Trust an amount in cash equal to the substitution value of the Capital Addition. This transaction did not qualify as a sale pursuant to Statement of Financial Accounting Standards ("SFAS") No. 66 – Accounting for Sales of Real Estate, and is being accounted for in accordance with the financing method prescribed by SFAS No. 98 – Accounting for Leases. The total rent payable by us to the Trust on the Capital Additions included in the substitution package (excluding the rent on the Inland Valley Capital Addition in excess of $11 million, if any) is expected to closely approximate the $1.6 million to $1.7 million total annual rent paid by us to the Trust under the Chalmette lease during the three years preceding Hurricane Katrina.

Also in April of 2006, as part of the overall arrangement with the Trust, we agreed to early five year renewals of the leases between the Trust and each of Inland Valley, Wellington and McAllen, which were scheduled to mature on December 31, 2006, and Bridgeway, which was scheduled to mature on December 31, 2009, on the same economic terms as the current leases. To reflect the lease renewals, on April 24, 2006, the Trust and each of the individual lessees entered into amended and restated leases relating to their respective, individual properties.

After giving effect to the Asset Exchange and Substitution Agreement and the various lease renewals discussed above, our subsidiaries lease four hospital facilities owned by the Trust with terms expiring in 2011 through 2014. The table below details the renewal options and terms for each of our four hospital facilities:

Hospital Name	Type of Facility	Annual Minimum Rent	End of Lease Term	Renewal Term (years)
McAllen Medical Center	Acute Care	$5,485,000	December, 2011	20(a)
Wellington Regional Medical Center	Acute Care	$3,030,000	December, 2011	20(b)
Southwest Healthcare System, Inland Valley Campus	Acute Care	$2,597,000(d)	December, 2011	20(b)
The Bridgeway	Behavioral Health	$ 930,000	December, 2014	10(c)

(a) We have four 5-year renewal options at existing lease rates (through 2031).

(b) We have two 5-year renewal options at existing lease rates (through 2021) and two 5-year renewal options at fair market value lease rates (2022 through 2031).

(c) We have two 5-year renewal options at fair market value lease rates (2015 through 2024).

(d) Excludes potential incremental rent, if any, on Capital Additions in excess of $11.0 million.

On December 31, 2004, we completed the purchase of the real estate assets of the Virtue Street Pavilion, located in Chalmette, Louisiana, from the Trust. The purchase was completed pursuant to the exercise of an option granted to us, under the previous lease for the facility. The purchase price for the facility was $7.3 million and was determined, in accordance with the terms of the lease, based upon independent appraisals obtained by both us and the Trust.

Other Related Party Transactions:

Our Chairman of the Board of Directors and Chief Executive Officer ("CEO") has agreed to provide a portion of funding for the construction of a new business school building for The Mason School of Business at The College of William and Mary, his alma mater. In recognition of his leadership and support, The College of William and Mary announced in March, 2006 that the new business school building will be named for our CEO.

During the third quarter of 2006, our Board of Directors, in honor of our CEO, authorized the Company to fund a portion of our CEO's gift to The College of William and Mary. An aggregate amount of $5.0 million, payable in five annual installments, commenced during 2006. In connection with this contribution, which is viewed as compensation to our CEO for tax and accounting purposes, we incurred a $4.5 million charge during 2006 to record the present value of the aggregate payments. A deduction for income tax purposes will not be available.

Our CEO is a member of the Board of Directors of Broadlane, Inc. In addition, the Company and certain Directors and members of our executive management team owned approximately 6% of the outstanding shares of Broadlane, Inc. Broadlane, Inc. provides contracting and other supply chain services to us and various other healthcare organizations.

A member of our Board of Directors and member of the Executive Committee is Of Counsel to the law firm used by us as our principal outside counsel. This Board member is also the trustee of certain trusts for the benefit of our CEO and his family. This law firm also provides personal legal services to our CEO.

We invested $3.3 million for a 25% ownership interest in an information technology company that provides laboratory information system and order management technology to many of our acute care hospitals. We also committed to pay this company a license fee which has a remaining commitment of $8.9 million as of December 31, 2006.

10) PENSION PLAN

We maintain contributory and non-contributory retirement plans for eligible employees. Our contributions to the contributory plan amounted to $14.5 million, $13.2 million and $13.3 million in 2006, 2005 and 2004, respectively. The non-contributory plan is a defined benefit pension plan which covers employees of one of our subsidiaries. The benefits are based on years of service and the employee's highest compensation for any five years of employment. Our funding policy is to contribute annually at least the minimum amount that should be funded in accordance with the provisions of ERISA.

The following table shows the reconciliation of the defined benefit pension plan as of December 31, 2006 and 2005:

	2006	2005
	(000s)	
Change in benefit obligation:		
Benefit obligation at beginning of year	**$ 79,263**	$ 75,950
Service cost	**1,393**	989
Interest cost	**4,398**	4,286
Benefits paid	**(3,157)**	(3,075)
Actuarial loss	**(771)**	1,113
Benefit obligation at end of year	**$ 81,126**	$ 79,263
Change in plan assets:		
Fair value of plan assets at beginning of year	**$ 48,326**	$ 49,282
Actual return on plan assets	**6,255**	2,800
Employer contributions	**2,979**	—
Benefits paid	**(3,157)**	(3,075)
Administrative expenses	**(622)**	(681)
Fair value of plan assets at end of year	**$ 53,781**	$ 48,326
Reconciliation of funded status		
Funded status of the plan	**($ 27,345)**	($ 30,937)
Unrecognized actuarial loss	**—**	20,634
Net amount recognized	**(27,345)**	(10,303)
Total amounts recognized in the balance sheet consist of:		
Accrued benefit liability	**($ 27,345)**	($ 27,168)
Accumulated other comprehensive income	**16,196**	16,865
Net amount recognized	**($ 11,149)**	($ 10,303)
Additional year end information for Pension Plan		
Projected benefit obligation	**$ 81,126**	$ 79,263
Accumulated benefit obligation	**77,031**	75,494
Fair value of plan assets	**53,781**	48,326
Additional minimum liability in AOCI (Pre-SFAS No. 158)	**12,101**	16,865

	2006	2005	2004
		(000s)	
Components of net periodic cost (benefit)			
Service cost	**$ 1,393**	$ 989	$ 1,041
Interest cost	**4,398**	4,286	4,302
Expected return on plan assets	**(3,742)**	(3,830)	(3,948)
Recognized actuarial loss	**1,775**	1,659	1,068
Net periodic cost	**$ 3,824**	$ 3,104	$ 2,463

The incremental effect of adopting SFAS No. 158 as of December 31, 2006 is set forth in the following table:

	Pre-SFAS 158	SFAS 158 adoption adjustments	Post-SFAS 158
		(000's)	
Pension Liability	(23,250)	(4,095)	(27,345)
Deferred income taxes	4,511	1,526	6,037
AOCI-Pension, net of tax	7,590	2,569	10,159
AOCI-Pension, pre-tax	12,101	4,095	16,196

	2006	2005
Measurement Dates		
Benefit obligations	12/31/2006	12/31/2005
Fair value of plan assets	12/31/2006	12/31/2005

	2006	2005
Weighted average assumptions as of December 31		
Discount rate	**5.50%**	5.66%
Rate of compensation increase	**4.00%**	4.00%

	2006	2005	2004
Weighted-average assumptions for net periodic benefit cost calculations			
Discount rate	**5.66%**	5.75%	6.25%
Expected long-term rate at return on plan assets	**8.00%**	8.00%	8.00%
Rate of compensation increase	**4.00%**	4.00%	4.00%

The accumulated benefit obligation was $77,031 and $75,494 as of December 31, 2006 and 2005, respectively. The accumulated benefit obligation exceeded the fair value of plan assets as of December 31, 2006 and 2005. In 2006 and 2005, the accrued pension cost is included in non-current liabilities in the accompanying Consolidated Balance Sheet.

To develop the expected long-term rate of return on plan assets assumption, we considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

Estimated Future Benefit Payments (000s)	
2007	$ 3,539
2008	3,766
2009	3,964
2010	4,164
2011	4,369
2012-2016	25,532

Plan Assets	2006	2005
Asset Category		
Equity securities	71%	71%
Fixed income securities	28%	28%
Cash	1%	1%
Total	100%	100%

Investment Policy, Guidelines and Objectives have been established for the defined benefit pension plan. The investment policy is in keeping with the fiduciary requirements under existing federal laws and managed in accordance with the Prudent Investor Rule. Total portfolio risk is regularly evaluated and compared to that of the plan's policy target allocation and judged on a relative basis over a market cycle. The following asset allocation policy and ranges have been established in accordance with the overall risk and return objectives of the portfolio:

	Policy	As of 12/31/06	Permitted Range
Total Equity	70%	71%	50-80%
Total Fixed Income	30%	28%	20-50%
Cash	0%	1%	0%

In accordance with the investment policy, the portfolio will invest in high quality, large and small capitalization companies traded on national exchanges, and investment grade securities. The investment managers will not write or buy options for speculative purposes; securities may not be margined or sold short. The manager may employ futures or options for the purpose of hedging exposure, will not purchase unregistered sectors, private placements, partnerships or commodities. The cash at the end of the year is a result of timing as we are in the process of restructuring our asset allocation.

11) SEGMENT REPORTING

Our reportable operating segments consist of acute care hospital services and behavioral health care services. The "Other" segment column below includes centralized services including information services, purchasing, reimbursement, accounting, taxation, legal, advertising, design and construction, and patient accounting as well as the operating results for our other operating entities including outpatient surgery and radiation centers. Also included in the Other segment column are the combined assets, as of December 31, 2004, of $452.7 million related to the acute care facilities located in the U.S., Puerto Rico and France that are reflected as discontinued operations on our Consolidated Statements of Income. The chief operating decision making group for our acute care hospital services and behavioral health care services is comprised of the President and Chief Executive Officer, and the lead executives of each operating segment. The lead executive for each operating segment also manages the profitability of each respective segment's various facilities. The operating segments are managed separately because each operating segment represents a business unit that offers different types of healthcare services or operates in different healthcare environments. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies included in this Annual Report on Form 10-K for the year ended December 31, 2006.

2006	Acute Care Hospital Services	Behavioral Health Services	Other	Total Consolidated
		(Dollar amounts in thousands)		
Gross inpatient revenues	$7,518,157	$1,663,509	—	$9,181,666
Gross outpatient revenues	$2,876,867	$ 206,453	$ 85,294	$3,168,614
Total net revenues	$3,106,383	$1,028,967	$ 55,950	$4,191,300
Income/(loss) before income taxes	$ 365,263	$ 202,338	($155,129)	$ 412,472
Total assets	$2,092,629	$ 845,755	$338,658	$3,277,042
Licensed beds	5,617	6,607	—	12,224
Available beds	4,783	6,540	—	11,323
Patient days	1,095,375	1,855,306	—	2,950,681
Admissions	246,429	111,490	—	357,919
Average length of stay	4.4	16.6	—	8.2

2005	Acute Care Hospital Services	Behavioral Health Services	Other	Total Consolidated
	(Dollar amounts in thousands)			
Gross inpatient revenues	$7,246,246	$1,397,256	—	$8,643,502
Gross outpatient revenues	$2,778,036	$ 192,824	$ 87,668	$3,058,528
Total net revenues	$3,074,129	$ 817,440	$ 43,911	$3,935,480
Income/(loss) before income taxes	$ 141,906	$ 156,851	($126,613)	$ 172,144
Total assets	$1,960,272	$ 697,471	$200,966	$2,858,709
Licensed beds	5,554	4,849	—	10,403
Available beds	4,985	4,766	—	9,751
Patient days	1,138,936	1,446,260	—	2,585,196
Admissions	254,522	102,683	—	357,205
Average length of stay	4.5	14.1	—	7.2

2004	Acute Care Hospital Services	Behavioral Health Services	Other	Total Consolidated
	(Dollar amounts in thousands)			
Gross inpatient revenues	$6,732,660	$1,238,131	—	$7,970,791
Gross outpatient revenues	$2,544,891	$ 177,360	$ 82,206	$2,804,457
Total net revenues	$2,897,719	$ 698,772	$ 40,999	$3,637,490
Income/(loss) before income taxes	$ 245,155	$ 129,804	($118,682)	$ 256,277
Total assets	$1,961,252	$ 417,331	$644,260	$3,022,843
Licensed beds	5,645	4,225	—	9,870
Available beds	4,860	4,145	—	9,005
Patient days	1,150,882	1,234,152	—	2,385,034
Admissions	251,655	94,743	—	346,398
Average length of stay	4.6	13.0	—	6.9

12) QUARTERLY RESULTS (unaudited)

The following tables summarize the quarterly financial data for the two years ended December 31, 2006:

2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(amounts in thousands, except per share amounts)				
Revenues	$1,034,289	$1,047,673	$1,043,457	$1,065,881	$4,191,300
Income from continuing operations	$ 50,492	$ 60,871	$ 114,029	$ 34,202	$ 259,594
Income/(loss) from discontinued operations	$ 592	($ 612)	($ 84)	($ 32)	($ 136)
Net income	$ 51,084	$ 60,259	$ 113,945	$ 34,170	$ 259,458
Earnings/(loss) per share-Basic:					
From continuing operations	$ 0.94	$ 1.13	$ 2.01	$ 0.63	$ 4.76
From discontinued operations	$ 0.01	($ 0.01)	$ —	$ —	$ —
Total basic earnings per share	$ .95	$ 1.12	$ 2.01	$ 0.63	$ 4.76
Earnings/(loss) per share-Diluted:					
From continuing operations	$ 0.87	$ 1.05	$ 2.00	$ 0.63	$ 4.57
From discontinued operations	$ 0.01	($ 0.01)	$ —	$ —	($ 0.01)
Total diluted earnings per share	$ 0.88	$ 1.04	$ 2.00	$ 0.63	$ 4.56

Net revenues in 2006 include $42.6 million of additional revenues received from Medicaid disproportionate share hospital funds in Texas and South Carolina. Of this amount, $9.3 million was recorded in the first quarter,

$10.9 million in the second quarter, $15.7 million in the third quarter and $6.7 million in the fourth quarter. These amounts were recorded in periods that we met all of the requirements to be entitled to these reimbursements.

- Included in our income from continuing operations for the first quarter is a $6.9 million pre-tax and pre-minority interest charge ($4.1 million, or $.07 per diluted share, net of minority interest and taxes) to reflect hurricane related expenses and $22.3 million pre-tax and pre-minority interest income ($13.1 million, or $.21 per diluted share, net of taxes) to reflect hurricane related insurance recoveries;
- Included in our income from continuing operations for the second quarter is a $3.4 million pre-tax and pre-minority interest charge ($1.9 million, or $.03 per diluted share, net of minority interest and taxes) to reflect hurricane related expenses and $25.0 million pre-tax and pre-minority interest income ($14.7 million, or $.24 per diluted share, net of minority interest and taxes) to reflect hurricane related insurance recoveries, and $5.7 million pre-tax income ($3.6 million, or $.06 per diluted share, net of taxes) resulting from the settlement of prior period cost reports;
- Included in our income from continuing operations for the third quarter is a $4.2 million pre-tax and pre-minority interest charge ($2.2 million, or $.04 per diluted share, net of minority interest and taxes) to reflect hurricane related expenses and $134.5 million pre-tax and pre-minority interest income ($80.1 million, or $1.41 per diluted share, net of minority interest and taxes) to reflect hurricane related insurance recoveries, $11.2 million pre-tax income ($7.0 million, or $.12 per diluted share, net of taxes) consisting primarily of the net combined prior period effect of supplemental reimbursements received from certain states and contractual settlements, $4.5 million, or $.08 per diluted share, after-tax charge to record the aggregate present value of the future funding of a portion of a gift from our Chief Executive Officer and President to The College of William & Mary, and a $2.9 million, or $.05 per diluted share, favorable income tax adjustment to reduce reserves due to the expiration of statute of limitations in a foreign jurisdiction, and;
- Included in our income from continuing operations for the fourth quarter is $10.0 million pre-tax income ($6.3 million, or $.12 per diluted share, net of taxes) consisting primarily of the net combined retroactive effect of supplemental reimbursements received from certain states, and a $7.5 million pre-tax charge ($4.7 million, or $.09 per diluted share, net of taxes) recorded to increase the provision established in connection with a wage and hour lawsuit filed in Los Angeles Superior Court. See *Legal Proceedings* for additional disclosure.

2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(amounts in thousands, except per share amounts)				
Revenues	$1,006,645	$990,888	$970,772	$967,175	$3,935,480
Income from continuing operations	$ 54,690	$ 36,632	$ 9,479	$ 9,042	$ 109,843
Income/(loss) from discontinued operations	$ 6,719	$122,211	$ (1,160)	$ 3,232	$ 131,002
Net income	$ 61,409	$158,843	$ 8,319	$ 12,274	$ 240,845
Earnings/(loss) per share-Basic:					
From continuing operations	$ 0.95	$ 0.65	$ 0.17	$ 0.17	$ 1.98
From discontinued operations	$ 0.12	$ 2.16	$ (0.02)	$ 0.06	$ 2.35
Total basic earnings per share	$ 1.07	$ 2.81	$ 0.15	$ 0.23	$ 4.33
Earnings/(loss) per share-Diluted:					
From continuing operations	$ 0.89	$ 0.61	$ 0.17	$ 0.17	$ 1.91
From discontinued operations	$ 0.10	$ 1.92	$ (0.02)	$ 0.06	$ 2.09
Total diluted earnings per share	$ 0.99	$ 2.53	$ 0.15	$ 0.23	$ 4.00

Net revenues in 2005 include $37.8 million of additional revenues received from Medicaid disproportionate share hospital funds in Texas and South Carolina. Of this amount, $9.3 million was recorded in the first quarter, $9.3 million in the second quarter, $9.0 million in the third quarter and $10.2 million in the fourth quarter. These amounts were recorded in periods that we met all of the requirements to be entitled to these reimbursements.

- Included in our income/(loss) from discontinued operations for the first quarter is a $6.0 million pre-tax gain ($3.8 million, or $.06 per diluted share, net of taxes) on the sale of two acute care hospitals located in Puerto Rico, a $3.1 million pre-tax gain ($2.0 million, or $.03 per diluted share, net of taxes) on the sale of a home health business in Bradenton, Florida, and a $3.1 million pre-tax asset impairment charge ($2.0 million, or $.03 per diluted share, net of taxes) related to a women's hospital located in Edmond, Oklahoma;
- Included in our income/(loss) from discontinued operations for the second quarter is a $177.1 million pre-tax gain ($120.7 million, or $1.89 per diluted share, net of taxes) on the sale of our 81.5% ownership interest in Medi-Partenaires, an operating company which owned fourteen hospitals in France;
- Included in our income from continuing operations for the third quarter is a $128.9 million pre-tax and pre-minority interest charge ($78.1 million, or $1.42 per diluted share, net of taxes) to reflect the impact of damage caused by Hurricane Katrina, a $81.7 million pre-tax and pre-minority interest hurricane related insurance recoveries ($49.8 million, or $.90 per diluted share, net of taxes) reflecting our preliminary estimate of the minimum level of probable commercial insurance proceeds, and a $13.0 million pre-tax income ($8.2 million, or $.15 per diluted share, net of taxes) consisting primarily of the net combined prior period effect of supplemental reimbursements received from certain states and contractual settlements, and;
- Included in our income from continuing operations for the fourth quarter is a $36.1 million pre-tax and pre-minority interest charge ($21.0 million, or $.39 per diluted share, net of taxes) to reflect the impact of damage caused by Hurricane Katrina, a $5.8 million pre-tax gain ($3.7 million, or $.07 per diluted share, net of taxes) on the sale of land, and other combined net favorable after-tax adjustments of approximately $1.5 million, or $.04 per diluted share, which includes certain income tax benefit recognized in connection with the employee retention tax credit as provided in the "Gulf Opportunity Zone Act of 2005".

13) IMPACT OF HURRICANE KATRINA

Impact of Hurricane Katrina

In August, 2005, our facilities listed below were severely damaged from Hurricane Katrina. Since the Hurricane, all facilities remain closed and non-operational as we continue to evaluate the likely recovery period for the surrounding communities. Since these facilities have been closed since Hurricane Katrina, no revenues are reflected in our Consolidated Statements of Income for the post-hurricane period.

Methodist Hospital—located in New Orleans, Louisiana consisting of Methodist Hospital ("Methodist"), a six-story, 306-bed acute-care facility and Lakeland Medical Pavilion ("Lakeland"), a two-story, 54-bed acute-care facility.

Chalmette Medical Center—located in Chalmette, Louisiana consisting Chalmette Medical Center ("Chalmette"), a two-story, 138-bed acute-care facility and Virtue Street Pavilion, a one-story, 57-bed facility providing physical rehabilitation, skilled nursing and inpatient behavioral health services.

Hurricane related expenses:

Included in our financial results were the after-tax, net expenses incurred in connection with remediation of the hurricane-damaged properties which on a combined after-tax basis, amounted to $8 million ($14 million pre-tax and pre-minority interest) during 2006 and $99 million ($165 million pre-tax and pre-minority interest) during 2005 consisting of the following (amounts in thousands):

	2006	2005
Property write-down(A)	$11,124	$ 53,609
Accrued payable to the Trust based on independent appraisals	—	23,964(B)
Increase in/(recovery of) provision for doubtful accounts and allowance for unbilled revenue(C)	(8,438)	20,836
Provision for asset impairment	—	19,561(D)
Post-Hurricane salaries, wages and benefits paid to employees of affected facilities	—	17,064(E)
Building remediation expenses(F)	7,779	16,840
Other expenses, net of gain(G)	3,327	13,154
Subtotal—pre-tax, pre-minority interest net Hurricane-related expenses	13,792	165,028
Less: Minority interests in Hurricane-related expenses	(1,721)	(9,228)
Subtotal—pre-tax Hurricane-related expenses	12,071	155,800
Income tax benefit	(4,499)	(56,758)
After-tax Hurricane-related expenses	$ 7,572	$ 99,042

A. Consists of the combined net book value of the damaged or destroyed depreciable assets at each facility based on our assessments of the real estate assets and equipment. Since the net book values of the damaged assets were not separately determinable, the $54 million of write-downs recorded during 2005 were determined using the estimated replacement cost of the damaged assets as compared to the total estimated replacement costs of all assets of each facility. The property write-down charge of $11 million recorded during 2006 related primarily to the equipment at Methodist, the carrying-value of which has been reduced to zero since the majority of the equipment remains in storage and, after further evaluation, a significant portion will likely require refurbishment and certification before being placed into service.

B. Consists of our liability in connection with the lease on the majority of the real estate assets of Chalmette which, prior to Hurricane Katrina, were leased by us from the Trust. During 2006, as discussed above, we completed the previously disclosed asset exchange and substitution agreement with the Trust whereby the Trust agreed to terminate the lease between Chalmette and the Trust and to transfer the real property assets and all rights attendant thereto (including insurance proceeds) of Chalmette to us in exchange and substitution for the Capital Additions at Wellington, Bridgeway and Inland Valley, in satisfaction of the obligations under the Chalmette lease.

C. The amount recorded during 2005 represents an increase in provision for doubtful accounts to fully reserve for all accounts receivable outstanding for each facility as of December 31, 2005 since the Hurricane left many patients without the financial resources required to pay bills. In addition, a provision was recorded during 2005 to fully reserve for all net patient revenue that was unbilled at the time of the Hurricane. During 2006, we collected $8.4 million of the previously reserved accounts.

D. Consists of asset impairment charges recorded during 2005 resulting from the Hurricane to further reduce the carrying-values of the depreciable real estate assets to their estimated net realizable values based on a projection of estimated future cash flows.

E. Consists of salaries, wages and benefits expense for employees of affected facilities during the post-Hurricane period through December 31, 2005. Most of the employees of these facilities had their employment terminated in early-October, 2005, although certain benefits continued through December 31, 2005.

F. Consists of expenses incurred in connection with remediation of the Hurricane-damaged properties including removal of damaged property and debris and sealing of the buildings to prevent further weather-related deterioration.

G. Consists of various other expenses related to the Hurricane and its aftermath including expenses incurred in connection with the patients, employees and property of each facility. Also included during 2006 was a $2.6 million pre-tax gain realized by us from the repurchase of the minority member's 10% ownership interest in the Methodist and Lakeland facilities. As discussed in Note 1-*Business and Summary of Significant Accounting Policies, Minority Interest,* the minority member's ownership interest was repurchased as a result of the exercise of their "put right" in December, 2006.

Hurricane insurance recoveries:

During 2006, we reached an agreement with our insurance carrier to settle all claims related to damage sustained at our facilities located in Louisiana as a result of Hurricane Katrina. Including amounts collected from our other insurance carriers in 2005 and 2006, we received total insurance proceeds of $264 million which represented approximately 95% of our insurance policy limits. Included in our financial results were after-tax hurricane related insurance recoveries amounting to $107 million ($182 million pre-tax and pre-minority interest) during 2006 and $49 million ($82 million pre-tax and pre-minority interest) during 2005.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(amounts in thousands)

Description	Balance at beginning of Period	Additions: Charges to Costs and Expenses	Additions: Acquisitions of Business	Write-Off of Uncollectible Accounts	Assets divested or transferred to facilities held-for-sale	Balance at End of Period
Allowance for doubtful accounts receivable:						
Year ended December 31, 2006	$105,345	$349,030	$ 771	($344,822)	—	$110,324
Year ended December 31, 2005	$ 71,381	$368,058	$ 3,833	($337,927)	—	$105,345
Year ended December 31, 2004	$ 56,371	$307,163	$14,448	($302,071)	($4,530)	$ 71,381

Included in the charges to costs and expenses is $149 during 2004 related to assets divested or transferred to facilities held-for-sale.

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EXECUTIVE OFFICES

Universal Corporate Center
367 South Gulph Road
P.O. Box 61558
King of Prussia, PA 19406
(610) 768-3300

Management Subsidiary
UHS of Delaware, Inc.

REGIONAL OFFICES

Development
1516 East Franklin Street
Suite 202
Chapel Hill, NC 27514
(919) 928-8212

Western Region
1635 Village Center Circle
Suite 200
Las Vegas, NV 89134
(702) 360-9040

Universal Health Network
639 Isbell Road
Suite 400
Reno, NV 89509
(775) 356-1159

Behavioral Health
Regional Office
3401 West End Avenue
Suite 400
Nashville, TN 37203
(615) 250-0000

ANNUAL MEETING

May 16, 2007, 10:00 a.m.
Universal Corporate Center
367 South Gulph Road
King of Prussia, PA 19406

COMPANY COUNSEL

Fulbright & Jaworski, L.L.P.
New York, New York

AUDITORS

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services, LLC
Newport Office Center VII
480 Washington Blvd.
Jersey City, NJ 07310
Telephone: 1-800-756-3353
www.melloninvestor.com

Please contact Mellon Investor Services for prompt assistance on address changes, lost certificates, consolidation of duplicate accounts or related matters.

INTERNET ADDRESS

The Company can be accessed on the World Wide Web at:
http://www.uhsinc.com

LISTING

Class B Common Stock: New York Stock Exchange under the symbol UHS.

PUBLICATIONS

For copies of the Company's annual report, Form 10-K, Form 10-Q, quarterly earnings releases, and proxy statements, please call 1-800-874-5819, or write Investor Relations,
Universal Health Services, Inc.
Universal Corporate Center
367 South Gulph Road
P.O. Box 61558
King of Prussia, PA 19406

FINANCIAL COMMUNITY INQUIRIES

The Company welcomes inquiries from members of the financial community seeking information on the Company. These should be directed to Steve Filton, Chief Financial Officer.

DISCLOSURE UNDER 303A.12(a)

In accordance with Section 303A.12(a) of The New York Stock Exchange Listed Company Manual, we submitted our CEO's Certification to the New York Stock Exchange in 2006. Additionally, contained in Exhibits 31.1 and 31.2 of our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2007, are our CEO's and CFO's certifications regarding the quality of our public disclosure under Section 302 of the Sarbanes-Oxley Act of 2002.

BOARD OF DIRECTORS

Alan B. Miller [3,4]
Chairman of the Board,
President and
Chief Executive Officer

Leatrice Ducat [1,2,5]
President and Founder, National
Disease Research Interchange
since 1980; President and Founder,
Human Biological Data Interchange
since 1988; Founder, Juvenile
Diabetes Foundation, National and
International Organization

John H. Herrell [1]
Former Chief Administrative
Officer and former Trustee,
Mayo Foundation; Rochester, MN

Robert H. Hotz [1,2,3,4,5]
Senior Managing Director, Co-Head
Corporate Finance, Co-Chairman of
Houlihan Lokey Howard & Zukin,
Member of the Board of Directors,
Member of the Operating Committee,
Houlihan Lokey Howard & Zukin,
New York, NY; Former Senior Vice Chairman,
Investment Banking for the Americas,
UBS Warburg, LLC, New York, NY

Robert A. Meister [2]
Vice Chairman, Aon Group, Inc.
West Palm Beach, FL

Marc D. Miller [4]
Vice President of the Company

Anthony Pantaleoni [3,4]
Of Counsel, Fulbright & Jaworski, L.L.P.
New York, NY

John F. Williams, Jr., M.D., Ed.D. [2,5]
Provost and Vice President
for Health Affairs, The George Washington University

Committees of the Board: [1] Audit Committee, [2] Compensation Committee, [3] Executive Committee, [4] Finance Committee, [5] Nominating/Corporate Governance

OFFICERS

CORPORATE

Alan B. Miller
President and
Chief Executive Officer

Steve G. Filton
Senior Vice President and
Chief Financial Officer

Kevin J. Gross
Senior Vice President

Debra K. Osteen
Senior Vice President

Michael Marquez
Vice President

Marc D. Miller
Vice President

Richard C. Wright
Vice President

Paul Yakulis
Vice President

Charles F. Boyle
Controller

Bruce R. Gilbert
General Counsel

Cheryl K. Ramagano
Treasurer

John Paul Christen
Assistant Vice President

DIVISION

Acute Care

Kevin J. Gross
President

Michael Marquez
Vice President

Marc D. Miller
Vice President

David E. Bussone
Group Director

Moody L. Chisholm
Group Director

Douglas A. Matney
Group Director

Mary Hoover
Vice President—
Universal Health Network

Robert E. Minor
Vice President, Development

Carothers H. Evans
Division Vice President,
Business Development

Karen E. Johnson
Vice President
Clinical Services

Karen M. Prince
Assistant Vice President
Business Development

Behavioral Health

Debra K. Osteen
President

Martin C. Schappell
Senior Vice President

Gary M. Gilberti
Division Vice President

Barry L. Pipkin
Division Vice President

John E. Turner
Division Vice President

Robert A. Deney
Regional Vice President

Norman King Carter, III
Regional Vice President

Craig L. Nuckles
Regional Vice President

Betti T. Colucci
Regional Vice President

Tasha Hoffmann
Assistant Vice President
Admissions Services

Matthew W. Crouch
Group Director

Geoffrey Botak
Group Director

Raymond F. Heckerman
Group Director

Jana Trew
Assistant Vice President

Ambulatory

Joseph B. "Skip" Courtney
Vice President

UHS Development Company, Inc.

Richard C. Wright
President

Craig Conti
Vice President, Development

Donald J. Pyskacek
Vice President, Design and Construction

Michael Urbach
Assistant Vice President, Development

UHS

Universal Health Services, Inc.
Universal Corporate Center
P.O. Box 61558
367 South Gulph Road
King of Prussia, PA 19406

END